UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For January 16, 2003 – May 31, 2003

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)
(Translation of Registrant’s name into English)

3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2, CANADA
(Address of principal executive offices)

CIK # 0001036141
FILE NO. 0-29338

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F]

Form 20-F ☒           Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.]

Yes ☒         No ☐

FORM 6-K

For January 16, 2003 – May 31, 2003

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)

File No. 0-29338, CIK # 0001036141

1	Press Release – March 3, 2003 (Year End Financial Results)

2	Material Change Report – Year End Financial Results

3	Notice of Meeting

4	Press Release – March 11, 2003 (Initiation of Phase II/III Study in Heart Failure)

5	Material Change Report – Initiation of Phase II/III Study in Heart Failure

6	Report on the Number and Value of Securities Distributed in Quebec for the fiscal year ended November 30, 2001

7	Notice of Meeting

8	Press Release – April 1, 2003 (Entered into an Agreement for a $8.0 million Bought Deal Private Placement)

9	Material Change Report - Entered into an Agreement for a $8.0 million Bought Deal Private Placement)

10	Management Discussion and Analysis of Financial Condition and Results of Operations

11	Annual audited financial statements

12	Press Release – April 10, 2003 (Completion of $8.0 million Bought Deal Private Placement)

13	Notice of Annual and Special General Meeting

14	Management Proxy and Information Circular

15	Form of Proxy

16	Confirmation of Mailing and Certificate re Dissemination to Shareholders

17	Annual Report

18	Form 45-102F2 Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

19	Material Change Report – Completion of $8.0 million Bought Deal Private Placement

20	Interim Financial Statements for the Quarter Ended February 28, 2003

FORM 6-K

For January 16, 2003 – May 31, 2003

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)

File No. 0-29338, CIK # 0001036141

21	Confirmation of Mailing

22	Press Release – April 29, 2003 (First Quarterly Financial Results)

23	Material Change Report – First Quarterly Financial Results

24	Press Release – May 13, 2003 (Reported RSD1235 to Proceed to Phase III Clinical Development)

25	Report on the Number and Value of Securities Distributed in Quebec for the fiscal year ended November 30, 2002

26	Material Change Report – Reported RSD1235 to Proceed to Phase III Clinical Development

27	Preliminary Short Form Prospectus

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

_____CARDIOME PHARMA CORP._____
(REGISTRANT)

Date:	June 2, 2003

________/s/ “Christina Yip”

Christina Yip
Vice President, Finance and Administration

3650 Wesbrook Mall Vancouver, BC V6S 2L2 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE      TSX: COM,      OTCBB: COMRF

CARDIOME REPORTS YEAR END FINANCIALS AND
GIVES OUTLOOK FOR 2003

Vancouver, Canada, March 3, 2003 - Cardiome Pharma Corp. (COM-TSE) reported today financial results for the quarter and fiscal year ended November 30, 2002. Amounts, unless specified otherwise, are all in Canadian dollars. In 2002, the company completed a major acquisition and $31 million equity financing, successfully completed a phase II study with its lead antiarrhythmic compound RSD1235, opened up new studies with oxypurinol to advance its congestive heart failure (“CHF”) program and strengthened its operational management group. Cardiome finished the year financially sound with three late stage clinical drug programs. In 2003, the company expects to complete a partnership as well as commence a phase III clinical trial.

For the year ended November 30, 2002 (“fiscal 2002”), the Company accumulated a net loss of $13,834,081 ($0.59 per common share) compared to a net loss of $7,157,885 ($0.69 per common share) for the year ended November 30, 2001 (“fiscal 2001”).

Research and development expenditures increased to $10,033,045 for fiscal 2002, compared to $5,498,838 for fiscal 2001. The increase in research and development expenditure was primarily due to the cost associated with increased operational activities as the Company progressed in its RSD1235 and oxypurinol clinical trials and the Kv1.5 project in discovery phase development. During fiscal 2002, the Company completed a Phase II clinical trial for RSD1235, initiated a phase I oral bioavailability study for RSD1235 and prepared for initiation of a Phase II/III clinical trial for its CHF drug candidate, oxypurinol.

At November 30, 2002, the Company had working capital of $17,078,791 as compared to $3,371,871 at November 30, 2001. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $19,736,377 at November 30, 2002 as compared to $4,183,580 at November 30, 2001.

Cardiome Pharma’s 2002 Achievements

1.	Completed the acquisition of Paralex, Inc., with its congestive heart failure technology (March 8, 2002). The acquisition broadens Cardiome’s development pipeline with two clinical stage programs for oxypurinol – a novel therapy for congestive heart failure and a treatment for main-line therapy intolerant gout patients.
2.	Completed C$31million financing (March 8, 2002), the largest offering for a comparable biotechnology company in Canada in 2002. Nearly 20 institutions participated in the deal.
3.	Appointed Dr. Alan Moore as Cardiome’s Executive VP Clinical and Regulatory Affairs (May 28, 2002). Dr. Moore has extensive cardiovascular clinical development experience and 23 years of senior management experience in pharmaceutical R&D.
4.	Completed Phase II trial in RSD1235 atrial fibrillation program with positive results (September 3, 2002). RSD1235’s high efficacy rate, fast onset of action and promising safety profile may set a new standard for acute-use antiarrhythmic drugs.
5.	Opened a Phase II/III investigational new drug (IND) study applying oxypurinol to congestive heart failure patients. Study design was reviewed and agreed to in a meeting with the Food and Drug Administration’s Cardio-Renal staff (November, 2002). The study will measure the effect of oxypurinol on improvement of symptoms and survival.
6.	Completed RSD1235 oral bioavailability tests (December, 2002). Blood levels of orally administered RSD1235 reached concentrations equivalent to the clinically effective doses seen in the Phase II study, which focused on intravenous delivery. The results suggest that RSD1235 could be delivered both intravenously and orally, greatly increasing the market potential for the drug.

Outlook for 2003

In the current year, Cardiome has or expects to achieve a number of important clinical and financial milestones.

1.	Appointment of Doug Janzen as Chief Financial Officer. Mr. Janzen has a strong background of success in Canadian and international financing of promising biopharmaceutical companies;
2.	Complete a partnership for the development and commercialization of RSD1235;
3.	Commence a phase III study of intravenous administration of RSD1235;
4.	Initiate dosing of oxypurinol in the Phase II clinical trial for the treatment of CHF; and
5.	Complete one proof-of-concept study of oxypurinol in congestive heart failure;

About Cardiome Pharma Corp

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation (AF). RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation. This unique mechanism of action of RSD1235 combined with supportive preclinical and clinical data suggests that RSD1235 may be able to effectively treat atrial arrhythmia with a high margin of safety. In a phase II study completed in the fall of 2002 with new onset AF patients (n=56), RSD1235 terminated AF in 61% of patients versus 5% placebo within 30 minutes of the end of infusion (p=0.0003). Currently available drugs to acutely treat AF lack sufficient efficacy and have serious safety risks. These safety issues include risk of drug induced proarrhythmia and other cardiac liabilities. To date, no significant drug-related adverse events have been reported in patients exposed to RSD1235.

Cardiome’s lead product in the congestive heart failure area is oxypurinol, a novel therapy in treating the disease. Cardiome also plans to develop oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout. Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at: www.cardiome.com.

ON BEHALF OF THE BOARD
“Bob Rieder”

President and CEO

For more information:

Cardiome Pharma Corp.
T: (604) 677-6905 ext 109
Ian Harper, Director of Investor Relations: iharper@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Selected Financial Highlights (Canadian dollars) 1, 2

	As at
Balance Sheets	November 30, 2002	November 30, 2001

Cash and cash equivalents	$1,430,349	$1,381,750
Short-term investments	18,306,028	2,801,830
Accounts receivable and other	583,866	247,211

Total current assets	20,320,243	4,430,791
Capital assets	399,646	302,583
Intangible and other assets	29,111,861	1,536,249

Total assets	$49,831,750	$6,269,623

Current liabilities	$3,241,452	$907,700
Long-term capital lease obligations and debt	36,260	-
Long-term portion of deferred revenue	925,865	1,348,374
Shareholders’ equity	45,628,173	4,013,549

Total liabilities and shareholders’ equity	$49,831,750	$6,269,623

	For the Three Months		For the Year
	Ended		Ended
Statements of Loss and Deficit	Nov 30, 2002	Nov 30, 2001	Nov 30, 2002	Nov 30,2001

Revenue and income
Research collaborative, licensing and option fees	$378,172	$37,806	$1,768,409	$197,028
Grant income	1,000	-	37,000	88,137
Interest and other income	247,434	47,727	632,834	347,078

	626,606	85,533	2,438,243	632,243

Expenses
Research and development	3,449,162	872,632	10,033,045	5,498,838
General and administration	932,018	498,453	3,327,778	1,741,193
Amortization	1,158,385	154,380	3,011,501	550,097

	5,539,565	1,525,465	16,372,324	7,790,128

Loss before income taxes	(4,912,959)	(1,439,932)	(13,934,081)	(7,157,885)
Future income tax recovery	-	-	100,000	-

Net loss for the year	$(4,912,959)	$(1,439,932)	$(13,834,081)	$(7,157,885)
Deficit, beginning of period	(39,317,232)	(28,956,178)	(30,396,110)	(22,810,225)
Adjustment for future income taxes	-	-	-	(428,000)

Deficit, end of period	$(44,230,191)	$(30,396,110)	$(44,230,191)	$(30,396,110)

Net Loss per common share[3]	$(0.17)	$(0.03)	$(0.59)	$(0.69)

1 Condensed from the Company’s unaudited financial statements.
2 Certain comparative figures have been reclassified to conform to the financial presentation used in the year ended November 30, 2002.
3 Net loss per common share is based on the weighted average number of common shares outstanding during the period.

ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND
SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.	REPORTING ISSUER Cardiome Pharma Corp. 3650 Wesbrook Mall Vancouver, BC V6S 2L2
Item 2.	DATE OF MATERIAL CHANGE March 3, 2003
Item 3.	PRESS RELEASE March 3, 2003 - Vancouver, British Columbia
Item 4.	SUMMARY OF MATERIAL CHANGE The Issuer announced its financial results for the quarter and fiscal year ended November 30, 2002.
Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached press release dated March 3, 2003 for a full description.
Item 6.	RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS Not Applicable.
Item 7.	OMITTED INFORMATION Not Applicable.
Item 8.	SENIOR OFFICER
Name:	Jim Heppell
Title:	Secretary
Phone No.:	(604) 688-6900

Item 9.	STATEMENT OF SENIOR OFFICER The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 4th day of March, 2003.

CARDIOME PHARMA CORP.

Per:

_/s/ "Jim Heppell"________________

Jim Heppell
Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor Vancouver BC V6C 3B8
T: (604) 689-9853 Fax: (604) 689 – 8144

March 6, 2003

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC.
V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer: Cardiome Pharma Corp.
CUSIP #	14159U202
Meeting Date:	May 13, 2003
Record Date for Notice:	April 3, 2003
Record Date for Voting:	April 3, 2003
Beneficial Ownership Determination Date:	April 3, 2003
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Business Type:	Non-Routine
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	All Holders

If you require further information, please contact:

“Heather Plume” Heather Plume Pacific Corporate Trust Company

cc: Alberta Securities Commission	cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission	cc: Quebec Securities Commission
cc: New Brunswick Securities Commission	cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission	cc: Registrar of Securities - NT
cc: Nova Scotia Securities Commission	cc: Registrar of Securities - YT
cc: Ontario Securities Commission	cc: Nunavut
cc: TSX Venture Exchange	cc: CDS Inc.

3650 Wesbrook Mall Vancouver, BC V6S 2L2 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE      TSX: COM,      OTCBB: COMRF

Cardiome Commences Phase II/III Study in Heart Failure

Vancouver, Canada, March 11, 2003 - Cardiome Pharma Corp. (TSX: COM; OTCBB: COMRF) reported today that it has commenced patient dosing of oxypurinol in a phase II/III study of patients with congestive heart failure. Congestive heart failure (CHF) is the failure of the heart to pump adequate amounts of blood to meet the needs of the body. The condition is life threatening and produces symptoms of fatigue, shortness of breath and swelling from fluid retention. Oxypurinol belongs to a class of drugs that have been shown to increase cardiac efficiency by increasing the pumping action of the heart without a proportionate increase in oxygen consumption by the heart.

“Many patients suffering from congestive heart failure remain symptomatic despite optimal therapy with current medications,” said Dr. Joshua Hare, Director of the heart failure/cardiac transplant research unit, Johns Hopkins School of Medicine. Dr. Hare is Principal Investigator and Chair of the Study Steering Committee. “This important study will measure the effect of oxypurinol on improvement of symptoms and survival in this serious life threatening syndrome,” said Dr. Hare.

In the 400 patient randomised placebo controlled trial, patients will receive oral oxypurinol or placebo for a period of six months. The oxypurinol will be administered in addition to standard medications, which may include diuretics, digitalis, ACE inhibitors and beta-blockers. The objective of the study is to define the efficacy of oxypurinol using surrogate measures of clinical efficacy (six-minute walk test, maximum oxygen consumption, and quality of life), as well as clinical outcomes (e.g., death, worsening heart failure, and hospitalization).

“Our strategy with oxypurinol, which we acquired only last year, was to move this program through the clinic as quickly as possible,” said Dr. Alan Moore, Cardiome’s Executive VP of Clinical and Regulatory Affairs. “Based upon a very productive meeting with the FDA last November, we are delighted to already be enrolling patients in the phase II/III study.”

Cardiome is also supporting two investigator-sponsored studies in Europe to better confirm preclinical and clinical studies showing a beneficial effect of oxypurinol on hemodynamics and cardiac function. Both studies are expected to be completed by the end of the year in 2003.

About Cardiome Pharma Corp

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure (CHF), and hyperuricemia (gout).

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation. In a phase II study completed in September in patients with new onset AF (n=56), RSD1235 terminated AF in 61% of patients versus 5% placebo within 30 minutes of the end of infusion (p=0.0003). Currently available drugs to acutely treat AF lack sufficient efficacy and have serious safety risks. These safety issues include risk of drug induced proarrhythmia and other cardiac liabilities. To date, no significant drug-related adverse events have been reported in patients exposed to RSD1235.

Cardiome’s lead product in the congestive heart failure area is oxypurinol, a novel therapy in treating the disease. Cardiome is also developing oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout. Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at: www.cardiome.com.

Congestive Heart Failure: The Silent Epidemic

Congestive Heart Failure (CHF) is the failure of the heart to pump adequate amounts of blood to meet the needs of the body. The condition is life threatening and produces symptoms of fatigue, shortness of breath and swelling from fluid retention.

•      10 million people in the developed world suffer from CHF and with the incidence of newly diagnosed CHF cases exceeding 3.6 million each year; it is now characterized as epidemic.
•      The mortality rate is comparable to the worst forms of cancer - almost 33% within one year and 70% within 5 years. Current cost of drugs to treat CHF is in excess of US$1.5 billion worldwide.
•      Although current treatment options reduce death and hospitalization rates associated with CHF, treated patients still succumb to high rates of death and require frequent hospital admissions. It is estimated that patients take an average of 6 different drugs including ACE inhibitors, beta-blockers, and diuretics to treat their CHF.
•      Oxypurinol represents a new strategy to treat CHF aimed at improving the reduced efficiency of the heart as a pump. Oxypurinol possesses antioxidant properties and is the first of a class of drugs described that increase cardiac contraction without increased oxygen consumption. It is hoped that this effect, which represents a new use for drugs that have been used for other diseases, will alleviate the symptoms of CHF and potentially reduce the burden of morbidity and mortality of this condition.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer

For more information:

Cardiome Pharma Corp.
T: (604) 677-6905 ext. 109
Ian Harper, Director of Investor Relations: iharper@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND
SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.	REPORTING ISSUER Cardiome Pharma Corp. 3650 Wesbrook Mall Vancouver, BC V6S 2L2
Item 2.	DATE OF MATERIAL CHANGE March 11, 2003
Item 3.	PRESS RELEASE March 11, 2003 - Vancouver, British Columbia
Item 4.	SUMMARY OF MATERIAL CHANGE The Issuer announced that it has commenced patient dosing of oxypurinol in a phase II/III study of patients with congestive heart failure.
Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached press release dated March 11, 2003 for a full description.
Item 6.	RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS Not Applicable.
Item 7.	OMITTED INFORMATION Not Applicable.
Item 8.	SENIOR OFFICER
Name:	Jim Heppell
Title:	Secretary
Phone No.:	(604) 688-6900

Item 9.	STATEMENT OF SENIOR OFFICER The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 12th day of March, 2003.

CARDIOME PHARMA CORP.

Per:

_/s/ "Jim Heppell"________________

Jim Heppell
Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

REPORT ON THE NUMBER AND VALUE
OF SECURITIES DISTRIBUTED IN QUEBEC
PURSUANT TO SECTION 52 OF THE
SECURITIES ACT (QUEBEC)
DURING THE FISCAL YEAR ENDED NOVEMBER 30, 2001
(SECTION 114 OF THE REGULATION)

ISSUER: CARDIOME PHARMA CORP.

SECURITIES DISTRIBUTED IN QUEBEC PURSUANT
TO SECTION 52 OF THE SECURITIES ACT (QUEBEC)

	NUMBER	VALUE PER
SHARE

Exchange, conversion or subscription rights	Nil	Nil

Stock dividends or reinvestment of dividends	Nil	Nil

Stock subscription plan	Nil	Nil

Distributions in connection with the exercise of	Nil	Nil
exchange, conversion or subscription rights
previously issued in Quebec

Distributions to employees and executives	Nil	Nil

Distributions of stock options to employees
and executives	Nil	Nil

SECURITIES DISTRIBUTED PURSUANT TO THE EXERCISE
OF A RIGHT, WARRANT OR OPTION PREVIOUSLY ISSUED IN QUEBEC

	NUMBER	VALUE

Exercise of options	Nil	Nil
Exercise of compensation options	Nil	Nil
Exercise of previously issued special warrants	Nil	Nil
Exercise of Broker's Warrant	Nil	Nil

DISTRIBUTED SECURITIES ELIGIBLE
FOR A QUEBEC STOCK SAVINGS PLAN

	NUMBER	VALUE

Distributions of stock options to employees
and executives	Nil	Nil
Exercise of options	Nil	Nil

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor Vancouver BC V6C 3B8
T: (604) 689-9853 Fax: (604) 689 – 8144

March 28, 2003

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC.
V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer: Cardiome Pharma Corp.
CUSIP #	14159U202
Meeting Date:	May 12, 2003 ** REVISED **
Record Date for Notice:	April 3, 2003
Record Date for Voting:	April 3, 2003
Beneficial Ownership Determination Date:	April 3, 2003
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Business Type:	Non-Routine
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	All Holders

If you require further information, please contact:

“Heather Plume” Heather Plume Pacific Corporate Trust Company

cc: Alberta Securities Commission	cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission	cc: Quebec Securities Commission
cc: New Brunswick Securities Commission	cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission	cc: Registrar of Securities - NT
cc: Nova Scotia Securities Commission	cc: Registrar of Securities - YT
cc: Ontario Securities Commission	cc: Nunavut
cc: TSX Venture Exchange	cc: CDS Inc.

3650 Wesbrook Mall Vancouver, BC V6S 2L2 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE      TSX: COM,      NASD BB: COMRF

CARDIOME PHARMA CORP. ENTERS INTO AN AGREEMENT FOR A $8.0 MILLION BOUGHT DEAL PRIVATE PLACEMENT

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

Vancouver, April 1, 2003 – Cardiome Pharma Corp. (TSX:COM, OTCBB:COMRF) (“Cardiome” or the “Company”), today announced that it has entered into an agreement for a private placement of Special Warrants on a bought deal basis with a syndicate of investment dealers led by Yorkton Securities Inc., and including Sprott Securities Inc., TD Securities Inc., and First Associates Investments Inc. Under the agreement the syndicate has agreed to purchase 3,810,000 special warrants (“Special Warrants”) at a price of $2.10 per Special Warrant, resulting in gross proceeds to the Company of $8,001,000. Each Special Warrant is exercisable into one common share of the Company, and one half of a warrant to purchase a common share. Each whole warrant will be exercisable into one common share at an exercise price of $2.75 per share for a period of twelve months. The net proceeds from the offering will used to fund clinical trials and for general corporate purposes. The offering is expected to close on or about April 10, 2003.

The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

THE COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS ABSENT U.S. REGISTRATION OR AN APPLICABLE EXEMPTION FROM U.S. REGISTRATION REQUIREMENTS.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation (AF). RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation. This unique mechanism of action of RSD1235 combined with supportive preclinical and clinical data suggests that RSD1235 may be able to effectively treat atrial arrhythmia with a high margin of safety. In a phase II study completed in the fall of 2002 with new onset AF patients (n=56), RSD1235 terminated AF in 61% of patients versus 5% placebo within 30 minutes of the end of infusion (p=0.0003). Currently available drugs to acutely treat AF lack sufficient efficacy and have serious safety risks. These safety issues include risk of drug induced proarrhythmia and other cardiac liabilities. To date, no significant drug-related adverse events have been reported in patients exposed to RSD1235.

Cardiome’s lead product in the congestive heart failure area is oxypurinol, a novel therapy in treating the disease. Cardiome also plans to develop oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout. Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at: www.cardiome.com.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer

For more information:
Cardiome Pharma Corp.
Doug Janzen, Chief Financial Officer
T: (604) 677-6905 ext. 110
E: djanzen@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND
SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.	REPORTING ISSUER Cardiome Pharma Corp. 3650 Wesbrook Mall Vancouver, BC V6S 2L2
Item 2.	DATE OF MATERIAL CHANGE April 1, 2003
Item 3.	PRESS RELEASE April 1, 2003 - Vancouver, British Columbia
Item 4.

SUMMARY OF MATERIAL CHANGE

The Issuer announced that it has entered into an agreement for a private placement of Special Warrants on a bought deal basis with a syndicate of investment dealers led by Yorkton Securities Inc., and including Sprott Securities Inc., TD Securities Inc., and First Associates Investments Inc.

Item 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer announced that it has entered into an agreement for a private placement of Special Warrants on a bought deal basis with a syndicate of investment dealers led by Yorkton Securities Inc., and including Sprott Securities Inc., TD Securities Inc., and First Associates Investments Inc. Under the agreement the syndicate has agreed to purchase 3,810,000 special warrants (“Special Warrants”) at a price of $2.10 per Special Warrant, resulting in gross proceeds to the Issuer of $8,001,000. Each Special Warrant is exercisable into one common share of the Company, and one half of a warrant to purchase a common share. Each whole warrant will be exercisable into one common share at an exercise price of $2.75 per share for a period of twelve months from closing. The net proceeds from the offering will be used to fund clinical trials and for general corporate purposes. The offering is expected to close on or about April 10, 2003. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

Item 6.	RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS Not Applicable.
Item 7.	OMITTED INFORMATION Not Applicable.
Item 8.	SENIOR OFFICER
	Name:	Jim Heppell
	Title:	Secretary
	Phone No.:	(604) 688-6900
Item 9.	STATEMENT OF SENIOR OFFICER The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 7th day of April, 2003.

CARDIOME PHARMA CORP.

Per:

_/s/ "Jim Heppell"________________

Jim Heppell
Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the audited consolidated financial statements and related notes included therein.

OVERVIEW

Cardiome Pharma Corp. (the “Company” or “Cardiome”) is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. The Company has three programs focused on arrhythmia and congestive heart failure (“CHF”), as well as a program, applying its CHF drug candidate, for the treatment of allopurinol intolerant hyperuricemia (or gout).

The Company’s arrhythmia drug candidates are designed to stop and prevent future occurrences of arrhythmia by selectively targeting tissue found only in the upper chambers of the heart (“atrial arrhythmia”), and act to block specific ion channels, which are specialized pores in the membrane of cells. Cardiome’s CHF drug candidate, Oxypurinol, is one of the class of drugs known to inhibit the enzyme xanthine oxide. Xanthine oxide is an enzyme that degrades a particular protein called xanthine oxidase, which is important to human heart function. The following table indicates the name of the Company’s drug candidates, the therapeutic focus of the products and the stage of development of the projects:

Drug
Candidate	Therapeutic Focus	Stage of Development

RSD1235	Atrial Arrhythmia	Phase II clinical trial completed
Kv1.5	Atrial Arrhythmia	Pre-clinical
Oxypurinol	Congestive Heart Failure	Phase II/III clinical trial initiated
Oxypurinol	Allopurinol Intolerant Hyperuricemia (gout)	NDA stage

ACQUISITION OF U.S. SUBSIDARY

On March 8, 2002, the Company acquired 100% of the outstanding common shares of Cardiome, Inc. (formerly Paralex, Inc.), a development stage enterprise. The acquisition provides the Company with certain intellectual property rights, under a license from the John Hopkins University, relating to the use of xanthine oxidase inhibitors for treatment of congestive heart failure (the “CHF technology”), other cardiovascular disorders and neuromuscular disease. The acquisition also provides the Company with the rights, under an exclusive worldwide sublicense from ILEX Oncology, Inc. (“ILEX”), to ILEX’s rights under its license agreement with Burroughs Welcome Co. and The Wellcome Foundations, Ltd. to oxypurinol for the treatment of hyperuricemia (gout) in humans who are intolerant of allopurinol. ILEX also granted the Company an exclusive license to certain safety and efficacy clinical data, know-how and an option to acquire additional efficacy clinical data of oxypurinol for the treatment of gout. Oxypurinol is one of the known xanthine oxidase inhibitor. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Cardiome, Inc. The Company planned to use the combination of these licenses to expedite the development of the CHF technology directly into Phase II efficacy studies without having to do a Phase I clinical trial. The Company subsequently initiated a Phase II/III clinical trial in March 2003. As described in Note 4 to the audited consolidated financial statements for the year ended November 30, 2002, the acquisition has been accounted for using the purchase method of accounting and accordingly the results of operations have been included in the consolidated statement of loss and deficit from the date of acquisition.

CRITICAL ACCOUNTING POLICIES

The audited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in Note 16 to the audited consolidated financial statements for the year ended November 30, 2002. These accounting principles require the Company to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. Areas of significant estimates include recognition of revenue, research and development costs and amortization of intangible assets.

The significant accounting policies that the Company believes are the most critical in fully understanding and evaluating the reported financial results include the following:

  Revenue recognition
  Research and development costs
  Intangible assets

Revenue recognition

Revenue to date has primarily been derived from licensing fees, which are comprised of initial fees and milestone payments from collaborative licensing arrangements. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when the Company has no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require the Company’s ongoing involvement are deferred and amortized into income over the estimated period of its ongoing involvement.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to the Company’s research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date.

Intangible assets

Intangible assets are comprised of purchased technology licenses, including those acquired in exchange for the issuance of equity instruments issued by the Company. Technology licenses are amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years. The Company determines the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. The Company reviews the carrying value of its intangible assets on an annual basis to determine if there has been a change in any of these factors. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

CHANGE IN ACCOUNTING POLICIES

Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 (“SAB 101”) Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under the arrangement, as described in Note 2 to the audited consolidated financial statements for the year ended November 30, 2002. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received. This change has been applied retroactively and all prior periods reported prior to the adoption of SAB101 have been adjusted accordingly.

Effective December 1, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

RESULTS OF OPERATIONS

For the fiscal year ended November 30, 2002 (“fiscal 2002”), the Company recorded a net loss of $14,029,706 ($0.60 per common share). These results compared with a net loss of $7,157,885 ($0.69 per common share) and $6,495,636 ($0.69 per common share) for the years ended November 30, 2001 (“fiscal 2001”) and November 30, 2000 (“fiscal 2000”) respectively. Since its inception in 1986, Cardiome has accumulated a total deficit of $44,425,816. The increase in operating losses since fiscal 2000 resulted principally from the expanded research and development activities in the Company’s ongoing cardiac arrhythmia programs as well as the additions of the CHF program and gout program, as a result of its acquisition of Cardiome, Inc. (formerly Paralex, Inc.) as described in Note 4 to the audited consolidated financial statements for the year ended November 30, 2002. Increased business development and investor relations activities also contributed to the increase in operating loss. These results of operations were in line with management’s expectations. The Company expects losses to continue for the next several years as it invests in its product research and development, including pre-clinical studies, clinical trials and regulatory compliance.

Revenues

Total revenue for fiscal 2002 increased to $1,805,409, compared to $285,165 and $227,458 for fiscal 2001 and fiscal 2000 respectively.

Research collaborative and licensing revenue increased to $1,768,409 for fiscal 2002, compared to $197,028 and $92,095 for fiscal 2001 and fiscal 2000 respectively. The current year increase was mainly attributable to the recognition of the remaining deferred revenue of $1,272,764 associated with the license agreement with AstraZeneca A.B. (“AstraZeneca”) related to RSD1122, resulting from the termination of the license agreement on June 18, 2002. During fiscal 2002, the Company entered into a development and transfer agreement with UCB Farchim S.A. (“UCB”) under which UCB purchased from the Company the exclusive rights to an anti-tussive program, one of the Company’s discontinued programs. The amortization of $132,267 of the initial payment for this arrangement and contract research fees of $238,080 (US$150,000) for services provided to UCB also contributed to the increased research collaborative and licensing fees for fiscal 2002. See Note 13 to the audited consolidated financial statements for the year ended November 30, 2002. The amortization of deferred revenue related to the license agreement with AstraZeneca, which was entered into in November 2000, increased by $138,622 to $151,224 for fiscal 2001, as compared with fiscal 2000, was the primary reason for the increase in research collaborative and licensing fees for this fiscal year.

Grant income decreased to $37,000 for fiscal 2002, compared to $88,137 and $135,363 for fiscal 2001 and fiscal 2000 respectively. The decline of grant income in the two recent fiscal years was mainly due to the end of grant payments from the Science Council of BC in April 2001.

The Company does not anticipate revenues from product sales in the next several years. The Company expects its sources of revenue for the next several years will be payments under existing and new collaborative research and development agreements. The extent and timing of such additional research collaborative and licensing fees, if any, will depend on the overall structure and the development progress of the underlying technologies of these agreements, including the achievement of certain milestones by the Company’s partners.

Research and Development Expenditures

Research and development expenditures increased to $10,146,508 in fiscal 2002, compared to $5,498,838 and $4,732,656 for fiscal 2001 and fiscal 2000 respectively. The increase in research and development expenditures for fiscal 2002 were primarily due to the newly acquired CHF program and gout program, as well as the expanded activities in connection with its ongoing cardiac arrhythmia programs.

Specifically, the increase of approximately $4,648,000 in research and development expenditure for fiscal 2002, as compared to fiscal 2001, was mainly attributed to the increase of spending in the RSD1235 program, the CHF project, the gout project and the Kv1.5 project by approximately $1,452,000, $2,101,000, $782,000 and $392,000 respectively; these increases were offset by a decline of spending in the discontinued projects by approximately $113,000. The increase of approximately $766,000 in research and development expenditure for fiscal 2001, as compared to fiscal 2000, was mainly attributed to the increase of spending in the RSD1235 program of approximately $1,389,000 offset by a decline of spending in the discontinued projects by approximately $623,000. The increases of expenditures in the RSD1235 program were primarily due to the cost associated with the completion of Phase II and Phase I clinical trial in fiscal 2002 and fiscal 2001 respectively.

The Company expects the research and development expenditures for the year ending November 30, 2003 (“fiscal 2003”) to be approximately or slightly higher than those incurred in fiscal 2002. A significant portion of the research and development expenditures in fiscal 2003 will be incurred in the proof of concept study on an oral application of RSD1235, manufacture of additional RSD1235 drug supplies, the Phase II/III clinical trial on an oral application of Oxypurinol for the treatment of CHF, and reanalysis of the acquired clinical data of Oxypurinol for the treatment of gout. The Company is currently in the process of developing its strategy for a Phase III clinical trial for the intravenous application of RSD1235 which may involve a third party collaboration; therefore, cost estimates and estimated completion dates are not currently available. In the meantime, the Company will continue seeking partnerships with other pharmaceutical companies to help further develop and market this compound.

General and Administration Expenses

General and administration expenses for fiscal 2002 increased to $3,409,940, as compared to $1,741,193 and $1,569,044 for fiscal 2001 and fiscal 2000 respectively. The increase in general and administration expenses for fiscal 2002, as compared to fiscal 2001, was attributed to the increased expenditures of approximately $952,000 and $717,000 associated with the expanded business development and investor relations activities respectively. The increase in general and administration expenses for fiscal 2001, as compared to fiscal 2000, was primarily due to the costs related to the expanded corporate activities of approximately $252,000; this increase was offset by a decline of spending in investor relations activities of approximately $80,000. The Company expects general and administration expenditure for fiscal 2003 to be comparable to those incurred in fiscal 2002.

Amortization

The Company recorded $3,011,501 of amortization for fiscal 2002, compared to $550,097 and $917,288 for fiscal 2001 and fiscal 2000 respectively. The increase in amortization for fiscal 2002, as compared to fiscal 2001, was mainly due to the acquisition of capital assets and technology licenses and the additional write-off of patent costs resulting from the discontinuation of one of the cardiac projects in fiscal 2002. The decrease in amortization for fiscal 2001, as compared to fiscal 2000, was mainly due to the write-off of patent costs resulting from the discontinuation of non-cardiac projects in January 2001.

Other Income

Interest and other income increased to $632,834 for fiscal 2002, compared to $347,078 and $495,894 for fiscal 2001 and fiscal 2000 respectively. The increase in fiscal 2002, as compared to fiscal 2001, was due to the higher average cash and short-term investment balances resulting from the public equity offering in March 2002 while the decrease in fiscal 2001, as compared to fiscal 2000, resulted from the lower average cash and short-term investment balances.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s activities during fiscal 2002 were financed mainly by its working capital carried forward from the preceding fiscal year and the net proceeds collected from a recent public offering. On March 8, 2002, the Company successfully completed a public offering of 9,309,657 units (the “Units”) of the Company at a price of $3.32 per Unit for gross proceeds of $30,908,061, as described in Note 11 to the audited consolidated financial statements for the year ended November 30, 2002. At November 30, 2002, the Company had working capital of $17,078,791 as compared to $3,371,871 at November 30, 2001. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $19,736,377 at November 30, 2002 as compared to $4,183,580 at November 30, 2001. The Company invests its cash reserves in highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptance.

Capital expenditures paid by cash during fiscal 2002 were $685,337, comprising $203,375 in capital assets and $481,962 in intellectual property rights. Investing activities also included an expenditure of $1,382,606 with respect to the acquisition of Cardiome, Inc.

The Company believes that it has sufficient resources to fund operations for the next eighteen months. However, the Company's future cash requirements may vary materially from those now expected due to a number of factors, including the progress of clinical trials, progress in product development and changes in the focus and direction of the Company's product development projects. The Company will continue to review its financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.

RISKS AND UNCERTAINTIES

Cardiome believes that its available cash, expected grant and interest income should be sufficient to finance its operational and capital needs through 2003, while maintaining sufficient cash reserves for first half of 2004. Cardiome’s working capital requirements may, however, vary depending upon a number of factors including progress of its research and development programs, the costs associated with completing clinical studies and the regulatory process, collaborative and license arrangements with third parties, opportunities to in-license complementary technologies, and technological and market developments. Consequently, Cardiome may need to raise additional capital to continue its ongoing research and development programs and to commence or continue the preclinical and clinical studies if necessary. In such an event, Cardiome intends to seek additional funding through public or private financing, arrangements with corporate partners, and from other sources. There can be no assurance that such funds will be available on favourable terms, if at all. If adequate funding is not available, Cardiome may be required to substantially reduce its operations.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with the Company’s business. Operating risks include (i) the Company’s ability to successfully complete pre-clinical and clinical development of its products, (ii) the Company’s ability to complete corporate alliances relating to the development and commercialization of its technologies and products, (iii) decisions and the timing of decisions made by health regulatory agencies regarding approval of the company’s products, (iv) the Company’s ability to obtain timely patent and other intellectual property protection for its technologies and products, (v) market acceptance of the Company’s technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance the Company’s activities.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Cardiome Pharma Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts that are based on the best estimates and judgements of management.

The Board of Directors is responsible for ensuring that management fulfils its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP, conduct an independent examination, in accordance with Canadian and United States generally accepted auditing standards, and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“Bob Rieder”	“Doug Janzen”

Robert Rieder	Doug Janzen
President and Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements

Cardiome Pharma Corp.
(Expressed in Canadian dollars)

November 30, 2002

AUDITORS’ REPORT

To the Shareholders of
Cardiome Pharma Corp.

We have audited the consolidated balance sheets of Cardiome Pharma Corp. as at November 30, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended November 30, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 2002 in accordance with Canadian generally accepted accounting principles.

As discussed in note 3 to the financial statements, the Company retroactively changed its policies for revenue recognition and its method of accounting for income taxes.

Vancouver, Canada,
February 5, 2003	Ernst & Young LLP Chartered Accountants

Cardiome Pharma Corp.
Continued under the laws of Canada

CONSOLIDATED BALANCE SHEETS

As at November 30	(expressed in Canadian dollars)

	2002	2001
	$	$

ASSETS
Current
Cash and cash equivalents [note 6]	1,430,349	1,381,750
Short-term investments [notes 6 and 10]	18,306,028	2,801,830
Amounts receivable and other [notes 7 and 15]	583,866	247,211

Total current assets	20,320,243	4,430,791
Capital assets [note 8]	399,646	302,583
Intangible and other assets [note 9]	29,111,861	1,536,249

	49,831,750	6,269,623

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 15]	2,882,789	907,700
Deferred revenue [note 13]	529,068	151,220
Current portion of capital lease obligations [note 12[b]]	25,220	—

Total current liabilities	3,437,077	1,058,920
Capital lease obligations [note 12[b]]	36,260	—
Deferred revenue [note 13]	925,865	1,197,154

Total liabilities	4,399,202	2,256,074

Shareholders’ equity
Share capital [note 11[b]]	88,582,098	32,251,393
Special warrants	—	966,000
Contributed surplus [notes 11[f] and 12[e]]	1,276,266	1,192,266
Deficit	(44,425,816)	(30,396,110)

Total shareholders’ equity	45,432,548	4,013,549

	49,831,750	6,269,623

Commitments [note 12]

See accompanying notes

On behalf of the Board:

"Micheal Walker," Director	"Bob Rieder," Director

Cardiome Pharma Corp.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended November 30	(expressed in Canadian dollars)

	2002	2001	2000
	$	$	$

			[restated -
			see note 3[b] ]
REVENUE
Research collaborative and licensing fees [notes 3[b] and 13]	1,768,409	197,028	92,095
Grant income	37,000	88,137	135,363

	1,805,409	285,165	227,458

EXPENSES [note 15]
Research and development	10,146,508	5,498,838	4,732,656
General and administration	3,409,940	1,741,193	1,569,044
Amortization	3,011,501	550,097	917,288

	16,567,949	7,790,128	7,218,988

Operating loss	(14,762,540)	(7,504,963)	(6,991,530)

OTHER INCOME
Interest and other income	632,834	347,078	495,894

Loss before income taxes	(14,129,706)	(7,157,885)	(6,495,636)
Future income tax recovery	100,000	—	—

Net loss for the year	(14,029,706)	(7,157,885)	(6,495,636)
Deficit, beginning of year	(30,396,110)	(22,810,225)	(16,314,589)
Adjustment for future income taxes [note 3[a]]	—	(428,000)	—

Deficit, end of year	(44,425,816)	(30,396,110)	(22,810,225)

Basic and diluted loss per common share [note11[h]]	(0.60)	(0.69)	(0.69)

Weighted average number of
common shares outstanding [note11[h]]	23,560,044	10,304,579	9,359,210

See accompanying notes

Cardiome Pharma Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended November 30	(expressed in Canadian dollars)

	2002	2001	2000
	$	$	$

			[restated -
			see note 3[b]]
OPERATING ACTIVITIES
Loss for the year	(14,029,706)	(7,157,885)	(6,495,636)
Add items not affecting cash:
Amortization	3,011,501	550,097	917,288
Stock-based compensation	84,000	136,000	16,000
Future income tax recovery	(100,000)	—	—
Changes in non-cash working capital items relating to
operations:
Amounts receivable and other	(336,655)	143,701	(132,396)
Accounts payable and accrued liabilities	1,741,108	(214,156)	253,458
Deferred revenue	106,559	(151,224)	1,499,598

Cash used in operating activities	(9,523,193)	(6,693,467)	(3,941,688)

FINANCING ACTIVITIES
Issuance of share capital	27,884,444	—	8,009,619
Issuance of special warrants	—	966,000	—
Payment on obligations under capital leases	(15,937)	(41,145)	(60,602)
Repayment of long-term debt	(724,574)	(50,161)	(68,829)

Cash provided by financing activities	27,143,933	874,694	7,880,188

INVESTING ACTIVITIES
Acquisition of Cardiome, Inc.	(1,382,606)	—	—
Purchase of capital assets	(203,375)	(74,776)	(179,085)
Patent costs capitalized	(481,962)	(125,090)	(324,445)
Purchase of short-term investments	(33,717,159)	(8,675,780)	(10,980,385)
Sale of short-term investments	18,212,961	12,845,611	6,583,891
Increase in deferred acquisition costs	—	(16,921)	—

Cash provided by (used in) investing activities	(17,572,141)	3,953,044	(4,900,024)

Increase (decrease) in cash and cash equivalents
during the year	48,599	(1,865,729)	(961,524)
Cash and cash equivalents, beginning of year	1,381,750	3,247,479	4,209,003

Cash and cash equivalents, end of year	1,430,349	1,381,750	3,247,479

Supplemental cash flow information:
Interest paid	3,039	5,369	15,850

See accompanying notes

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Cardiome Pharma Corp. (the “Company”) was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. The Company changed its name to Nortran Pharmaceuticals Inc. on June 24, 1992 and subsequently to Cardiome Pharma Corp on June 20, 2001. On March 8, 2002, the Company was continued under the laws of Canada. The Company is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 16. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of Cardiome Pharma Corp. and its wholly-owned subsidiaries, Rhythm-Search Developments Ltd. (Canadian) and Cardiome, Inc., formerly Paralex, Inc. (United States). Significant intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts, including those of its integrated foreign subsidiary, into Canadian dollars. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the average exchange rate during the year. Foreign exchange gains and losses, both realized and unrealized, are included in the determination of the loss for the year.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents, which are carried at the lower of cost or market.

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than 90 days and less than one year to be short-term investments. Short-term investments are considered available for sale and are carried at the lower of cost or market.

Capital assets

Capital assets are recorded at cost less accumulated amortization. The Company records amortization of laboratory, computer and office equipment and web-site development costs on a straight-line basis over 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease plus one renewal period. Laboratory equipment under capital lease is amortized on a straight-line basis over the shorter of the lease term or 5 years.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Technology licenses and patent costs

Technology licenses, which includes licenses and rights to technologies, are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years.

Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

If management subsequently determines that such costs exceed estimated net recoverable value, based on estimated undiscounted future cash flows, the excess of such costs are charged to operations. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Government grants

Government grants towards current expenses are included in revenue when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants, collectibility is reasonably assured, and the amounts are non-refundable.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

Revenue

Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of the specified milestones when the milestone is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the estimated period of the ongoing involvement of the Company.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Stock based compensation

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 11[d]. No compensation is recognized for these plans when common shares are awarded or stock options are granted. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

Loss per common share

Loss per common share is computed by dividing the net loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held in escrow or other contingently issuable common shares. Diluted loss per common share is equivalent to basic loss per share as the outstanding options and warrants are anti-dilutive.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING PRINCIPLES

[a] Income taxes

Effective December 1, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

[b] Revenue recognition

Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 (“SAB 101”) Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under the arrangement, as described in note 2. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received.

This change was applied retroactively with restatement with the following effect:

	As originally
	reported	As restated
	2000	2000
	$	$

Research collaborative, licensing and option fees	2,081,046	92,095
Loss for the year	(4,496,038)	(6,495,636)
Basic loss per common share	(0.48)	(0.69)
Deferred revenue	—	1,499,598
Deficit	(20,810,627)	(22,810,225)

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

4. BUSINESS COMBINATION

On March 8, 2002, the Company acquired 100% of the outstanding common shares of Cardiome, Inc. (formerly Paralex, Inc.), a development stage enterprise. The acquisition provides the Company with certain intellectual property rights, under a license from the John Hopkins University, relating to the use of xanthine oxidase inhibitors for treatment of congestive heart failure (the “CHF technology”), other cardiovascular disorders and neuromuscular disease. The acquisition also provides the Company with the rights, under an exclusive worldwide sublicense from ILEX Oncology, Inc. (“ILEX”), to ILEX’s rights under its license agreement with Burroughs Welcome Co. and The Wellcome Foundations, Ltd. to oxypurinol for the treatment of hyperuricemia (gout) in humans who are intolerant of allopurinol. ILEX also granted the Company an exclusive license to certain safety and efficacy clinical data, know-how and an option to acquire additional efficacy clinical data of oxypurinol for the treatment of gout. Oxypurinol is one of the known xanthine oxidase inhibitor. The Company expected that the combination of these licenses would potentially expedite the development of the CHF technology directly into Phase II clinical trial. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Cardiome, Inc.

The acquisition has been accounted for using the purchase method of accounting and accordingly the results of operations have been included in the consolidated statement of loss and deficit from the date of acquisition.

The purchase price has been allocated to the fair value of Cardiome, Inc.’s identifiable net assets and liabilities in accordance with the purchase method as follows:

$

Assets acquired:
Cash	624
Other assets	560,368
License technology	29,497,408

Total assets acquired	30,058,400

Less liabilities assumed:
Accounts payable and accrued liabilities	355,502
Long-term debt	723,111
Future income tax liability	100,000

Total liabilities assumed	1,178,613

Net assets acquired	28,879,787

Consideration given:
8,203,396 common shares	27,480,261
Transaction costs	1,399,526

Total consideration	28,879,787

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

4. BUSINESS COMBINATION (cont’d)

The purchase price allocation reflects the fair value, at the acquisition date, of the assets acquired and liabilities assumed based upon the Company’s evaluation of such assets and liabilities following the closing of the acquisition. The value of the common shares issued was determined to be $3.36 per share using the three-day average quoted market price of the Company’s common shares on the Toronto Stock Exchange for the period from December 20 to 22, 2001. December 21, 2001 was the date on which the terms of the acquisition were agreed to and announced. The amount allocated to the common shares of $27,480,261 is net of costs of registering the shares of $83,149.

5. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash equivalents, short-term investments, amounts receivable, and accounts payable, the carrying amounts approximate fair value due to their short-term nature. The long-term debt and the obligations under capital leases bear interest at rates which, in management’s opinion, approximate the current interest rates and therefore, approximate their fair value.

6. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents include approximately $1,280,000 [2001 - $1,094,000] of commercial papers, bankers’ acceptances and term deposits with an average interest rate of 1.88% at November 30, 2002 [2001 – 2.58%] including $782,000 (US$500,000) [November 30, 2001 - $nil] denominated in U.S. dollars.

Short-term investments comprise mainly commercial papers and term deposits with an average interest rate of 3.17% at November 30, 2002 [2001 - 3.49%] and maturities to August 2003 [2001 - April 2002] including $782,000 (US$500,000) [November 30, 2001 - $nil] denominated in U.S. dollars.

At November 30, 2002, the fair value of the short-term investments was $18,376,494 [2001 - $2,828,070], based on quoted market prices.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

7. AMOUNTS RECEIVABLE AND OTHER

	2002	2001
	$	$

Prepaid expenses	71,199	147,681
Interest and other receivables	512,667	99,530

	583,866	247,211

8. CAPITAL ASSETS

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

2002
Laboratory equipment	808,783	635,053	173,730
Computer equipment	476,360	374,794	101,566
Office equipment	129,187	86,470	42,717
Laboratory equipment under capital lease	77,418	17,204	60,214
Leasehold improvements	39,065	24,845	14,220
Web-site development costs	13,640	6,441	7,199

	1,544,453	1,144,807	399,646

2001
Laboratory equipment	728,194	509,386	218,808
Computer equipment	369,468	360,322	9,146
Office equipment	109,242	67,848	41,394
Leasehold improvements	29,255	7,765	21,490
Web-site development costs	13,640	1,895	11,745

	1,249,799	947,216	302,583

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

9. INTANGIBLE AND OTHER ASSETS

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

2002
Technology licenses	33,965,070	5,170,695	28,794,375
Patents	806,920	489,434	317,486

Total	34,771,990	5,660,129	29,111,861

2001
Technology licenses	3,073,401	2,242,618	830,783
Patents	1,121,198	570,807	550,391
Deferred acquisition costs	155,075	—	155,075

Total	4,349,674	2,813,425	1,536,249

During the year ended November 30, 2002, the Company recorded additional amortization expense of $227,584 [2001 - $nil; 2000 - $287,000] with respect to patents no longer directly related to the Company’s current focus.

10. CREDIT FACILITY

At November 30, 2002 and 2001, the Company had available a corporate credit card facility and an unused operating line of credit of $30,000 bearing interest at the bank’s prime rate and payable on demand. A cashable certificate of $100,000 [2001 - $100,000] included in short-term investments is pledged as security against these facilities.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

11. SHARE CAPITAL

[a] Authorized

Effective March 8, 2002, the Company consolidated its share capital on a four for one basis. All share capital, options, warrants and per share amounts have been retroactively restated to reflect this share consolidation.

On March 8, 2002, the Company continued under the Canada Business Corporations Act and altered its authorized capital from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

[b] Issued

	Number of
	common shares	Amount
	#	$

Balance, November 30, 1999	8,975,736	25,282,040
Issued for cash upon exercise of options	44,500	151,190
Issued for cash upon exercise of warrants [vi]	182,141	509,995
Issued for cash pursuant to private placements, net of
issuance costs [iv] and [v]	1,476,585	7,348,434
Return of escrow shares [note 11[f]]	(375,000)	(1,056,266)

Balance, November 30, 2000	10,303,962	32,235,393
Issued pursuant to a technology assignment agreement [iii]	5,000	16,000

Balance, November 30, 2001	10,308,962	32,251,393
Issued upon conversion of special warrants [ii]	458,583	864,927
Issued for cash upon public offering [i]	9,309,657	27,908,517
Issued for cash upon exercise of options	27,500	77,000
Issued for the acquisition of Cardiome, Inc. [note 4]	8,203,396	27,480,261

Balance, November 30, 2002	28,308,098	88,582,098

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

11. SHARE CAPITAL (cont’d.)

[i]
On March 8, 2002, the Company completed a public offering of 9,309,657 units (the “Units”) of the Company at a price of $3.32 per unit for total gross proceeds of $30,908,061 (the “Offering”). Each Unit was converted into one common share in the capital of the Company and one quarter of one common share purchase warrant (a “Warrant”) of the Company. One whole Warrant entitles the holder to purchase one common share of the Company at $6.64 expiring March 7, 2004. In connection with the public offering, the Company paid a cash commission of $2,163,564 and legal and professional fees of $835,980. In addition, the Company granted brokers’ warrants (“Brokers’ Warrants”) to purchase 930,966 Units at a price of $3.80 per Unit until March 8, 2004 to the lead agents of the public offering.

[ii]
On October 10, 2001, the Company completed a private placement of 458,583 special warrants at a price of $2.40 each for total gross proceeds of $1,100,600. Each special warrant was convertible into one common share of the Company and one half of one common share purchase warrant, for no additional consideration. Each full purchase warrant entitles the holder to acquire one common share at $3.20 expiring October 5 or 10, 2003. In connection with the private placement, the Company paid a cash commission of $28,042 and legal and professional fees of $207,631, and granted 16,691 agent’s warrants to the agent of this financing. Each agent’s warrant entitles the holder to purchase one common share at $2.40 per share until October 10, 2003. On January 30, 2002, pursuant to a prospectus qualifying the underlying common shares and common share purchase warrants, the 458,583 special warrants were converted to 458,583 common shares and 229,292 common share purchase warrants.

[iii]	On October 15, 2001, the Company issued 5,000 common shares in settlement of an accounts payable balance of $16,000 with respect to a technology assignment agreement.
[iv]
On June 19, 2000, the Company completed a private placement of 1,387,300 special warrants at a price of $5.60 each for total gross proceeds of $7,768,880. Each special warrant was converted into one common share and one half of one common share purchase warrant, for no additional consideration. The warrants, which entitled the holder to acquire one common share at $6.40 for each full warrant, expired unexercised on April 14, 2002. In connection with the private placement, the Company paid a cash commission of $543,822 and legal and professional fees of $376,624.

[v]
On June 5, 2000, the Company completed a non-brokered private placement of 89,286 units at $5.60 per unit for gross proceeds of $500,000. Each unit was converted into one common share and one half of one common share purchase warrant. The warrants, which entitled the holder to acquire one common share at $6.40 for each full warrant, expired unexercised on June 5, 2002.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

11. SHARE CAPITAL (cont’d.)

[vi]	During the year ended November 30, 2000, 182,141 share purchase warrants granted to a lead agent of a special warrant financing were exercised for an amount of $509,995.
[c] Common share purchase warrants As at November 30, 2002 common shares issuable upon exercise of common share purchase warrants and brokers’ warrants were outstanding as follows:

	Exercise	Number of
Date of Expiry	Price	Warrants

February 9, 2004 to 2007 (i)	(i)	187,500
October 5, 2003	$3.20	41,667
October 10, 2003	$2.40	16,691
October 10, 2003	$3.20	187,625
March 7, 2004	$6.64	2,327,414
March 7, 2004	$3.80	930,966
March 7, 2004	$6.64	232,741

Balance as at November 30, 2002		3,924,604

[i] see note 12[e] [i].

[d] Stock options

On May 28, 2001, the shareholders approved a new stock option plan (“2001 Plan”) for which up to 1,500,000 common shares can be reserved for issuance to executive officers and directors, employees, consultants and clinical advisory board members of the Company. On May 27, 2002, the shareholders of the Company approved amendments to the 2001 Plan which increased the number of the common shares issuable under the plan to 5,500,000. The shares available for issuance under the 2001 Plan generally vest over periods up to 5 years with a term of six years. Of the total stock options outstanding at November 30, 2002, no options vest upon the achievement of certain milestones [November 30, 2001 - 180,000]. At November 30, 2002, the Company has 1,863,062 [November 30, 2001 - 420,313] common shares available for future issuance under the 2001 Plan.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

11. SHARE CAPITAL (cont’d.)

At November 30, 2002, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

		Options outstanding		Options exercisable
		November 30, 2002		November 30, 2002

Range of	Number of	Weighted	Weighted	Number of	Weighted
exercise price	common	average	average	common	average
	shares	remaining	exercise price	shares	exercise price
	issuable	contractual life		issuable
$		(years)	$		$

$2.44-$2.92	280,625	4.16	2.84	267,500	2.84
$3.00-$3.82	2,845,375	5.65	3.27	1,558,750	3.23
$4.20-$4.40	75,000	2.06	4.24	72,500	4.24
$5.04-$5.96	327,188	2.10	5.57	327,188	5.57
$6.20-$7.24	81,250	2.23	6.45	81,250	6.45

	3,609,438	5.06	3.54	2,307,188	3.66

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

11. SHARE CAPITAL (cont’d.)

Stock options activities are summarized as follows:

	Number of	Weighted average
	common shares	exercise
	under option	price
	#	$

Balance, November 30, 1999	670,750	5.00
Options granted	318,438	5.24
Options exercised	(44,500)	3.40
Options forfeited	(25,000)	5.20

Balance, November 30, 2000	919,688	5.16
Options granted	391,250	2.92
Options forfeited	(221,250)	5.04
Options cancelled [i]	(10,000)	4.20

Balance, November 30, 2001	1,079,688	4.37
Options granted	2,784,125	3.28
Options exercised	(27,500)	2.80
Options forfeited	(84,375)	4.23
Options expired	(142,500)	4.68

Balance, November 30, 2002	3,609,438	3.53

[i]	On August 22, 2001, pursuant to the adoption of a new director’s compensation package, the Company cancelled 10,000 stock options with an exercise of $4.20 previously granted to a director and granted 7,500 new stock options with an exercise price of $3.00.

[f] Escrow shares

Prior to February 22, 2000, the Company had 375,000 common shares held in escrow. The release of these shares was subject to regulatory approval upon achieving prescribed cumulative cash flow amounts. The 375,000 common shares held in escrow were cancelled effective February 22, 2000 upon the expiry of the escrow agreement. Accordingly, the weighted average per share amount attributed to the cancelled shares of $1,056,266 has been allocated to contributed surplus.

[g] Commitment to issue shares

Under the terms of a licensing agreement, the Company has agreed to issue 50,000 common shares to the licensor upon the achievement of certain milestones. At November 30, 2002, these milestones had not been achieved.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

11. SHARE CAPITAL (cont’d.)

[h] Loss per common share

	2002	2001	2000
	$	$	$

Numerator
Loss for the year	(14,029,706)	(7,157,885)	(6,495,636)

Denominator
Weighted average number of common shares
outstanding	23,560,044	10,304,579	9,445,511
Escrowed shares	—	—	(86,301)

	23,560,044	10,304,579	9,359,210

Basic and diluted loss per common share	(0.60)	(0.69)	(0.69)

12.COMMITMENTS

[a] Operating leases

The Company leases its premises under an operating lease agreement. The minimum annual lease commitments under this operating lease agreement, expiring in March 2004, are approximately $348,000.

Rent expense for the year ended November 30, 2002 amounted to $263,891 [2001 - $256,020; 2000 - $256,285].

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

12. COMMITMENTS (cont’d.)
[b] Capital leases The Company leases laboratory equipment under capital lease obligations. Future minimum lease payments under the capital leases are as follows:
$

2003	28,464
2004	28,464
2005	9,486

66,414
Less: amount representing interest	(4,934)

61,480
Less: current portion of capital lease obligations	(25,220)

Long term portion of capital lease obligations	(36,260)

Interest expense during the year ended November 30, 2002 amounted to $3,039 [2001 - $nil; 2000 - $7,062].

[c] Clinical research agreements

The Company has entered into various collaborative clinical research agreements requiring it to fund research expenditures of approximately $1,800,000 for the year ending November 30, 2003.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

12. COMMITMENTS (cont’d.) [d] License agreements
(i)
Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties. As at November 30, 2002, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent.

(ii)
Pursuant to an agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed technology. The Company also has an obligation to pay royalties based on future net sales. As at November 30, 2002, no amounts were payable. The agreement expires on the expiry date of the last patent relating to certain technology.

(iii)
Pursuant to a license agreement, the Company is responsible for the payment of royalties based on a percentage of revenue and subject to certain minimum annual royalties commencing at US$5,000 and increasing over the next five years to US$100,000 per annum. The Company also has an obligation to develop and introduce certain licensed products into commercial markets as soon as it is practicable. The agreement sets out certain milestones that need to be met in ensuring that this occurs. The license agreement may be terminated if either party fails to perform or breaches any of its obligations under the agreement. Furthermore, the Company may terminate the agreement for any reason upon giving 60 days’ written notice. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

(iv)
Pursuant to a license and option agreement, the Company paid US$250,000 in May 2002 upon the exercise of the option to purchase certain clinical data. The acquisition cost has been included in intangible and other assets. The Company is responsible for milestone payments of up to US$3 million based on the successful completion of first phase II clinical trials and FDA approval of the first new drug application and FDA approval for marketing and commercialization of the product in a cardiovascular indication. The Company is also responsible for milestone payments of up to US$6 million based on FDA approval for marketing and commercialization of the product in a hyperuricemic indication of the product and achievement of certain net sales of the product. The Company also has an obligation to pay royalties based on future net sales. At November 30, 2002, no amounts were payable. Unless otherwise terminated, the license agreement will terminate upon the expiration of the licensor’s obligation to pay royalties under its original license agreement with a third party.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

12. COMMITMENTS (cont’d.) [e] Service and consulting agreements
[i]
In August 2001, the Company entered into a consulting agreement with a third party. The agreement expired on February 9, 2002. Pursuant to this agreement, the Company granted 187,500 retainer warrants, which vested on February 9, 2002 with the following terms [note 11[c]].

Number of options	Exercise price
#	US$	Date of expiry

75,000	2.40	February 9, 2004
25,000	4.80	February 9, 2004
25,000	8.00	February 9, 2004
37,500	2.40	February 9, 2007
12,500	4.80	February 9, 2007
12,500	8.00	February 9, 2007

187,500

The expiry date of the warrants expiring on February 9, 2004 may be extended through February 9, 2007 if certain milestones are achieved before August 9, 2003, as described in the consulting agreement.

[ii]	Pursuant to a consulting agreement, the Company is obligated to pay a consultant US$100,000 per year for consulting services from January 1, 2002 through December 31, 2005.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

13. COLLABORATIVE AGREEMENTS

(i)
On October 16, 2000, the Company entered into a licensing agreement with AstraZeneca AB (“AstraZeneca”), for the worldwide development and commercialization of RSD1122, an antiarrhythimic compound developed by the Company. An upfront payment of US$1,000,000 collected in 2000 was deferred and amortized into revenue on a straight-line basis over the estimated development period of ten years. Effective June 18, 2002, the agreement was terminated at no financial obligation from either party. AstraZeneca returned all rights and pre-clinical data associated with RSD1122 in July 2002. The remaining unamortized upfront payment was recognized in revenue during the year ended November 30, 2002.

(ii)
On September 18, 2002, the Company entered into a development and transfer agreement with UCB Farchim S.A. (“UCB”) under which UCB purchased from the Company the exclusive rights to an anti-tussive program. Concurrently, the Company acquired a perpetual, worldwide exclusive license, with the right to grant sublicenses, to all cardiovascular applications associated with the technology. Consideration for the disposition includes royalties on future net sales of products arising from this technology, upfront payments, and milestone payments of up to US$8 million on the first product developed by UCB and an additional US$3 million for each subsequent product developed. Also, UCB agreed to pay the Company for research services to be provided over an initial period of 12 months, extendable to up to 36 months at a rate of US$600,000 per annum. The Company agreed to pay a royalty to UCB for any cardiovascular products developed and sold which utilize technology patented subsequent to September 18, 2002. During the year ended November 30, 2002, the Company received an initial payment of US$1,000,000, which is being recorded as revenue on a straight-line basis over the maximum 36-month term of the service agreement, and research service fees of US$150,000, which are included in research collaborative and licensing fees.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

14. INCOME TAXES

At November 30, 2002, the Company has investment tax credits and non-capital losses for income tax purposes which expire as follows:

	Investment	Non-capital
	tax credits	losses
	$	$

2003	—	545,000
2004	4,000	1,530,000
2005	62,000	2,830,000
2006	111,000	2,549,000
2007	261,000	2,482,000
2008	520,000	3,966,000
2009	402,000	8,421,000
2010	559,000	—
2011	786,000	—
2012	919,000	—

	3,624,000	22,323,000

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

14. INCOME TAXES (cont’d.)

Significant components of the Company’s future tax assets and liabilities are shown below:

	November 30	November 30
	2002	2001
	$	$

Future tax assets:
Tax loss carryforwards	7,964,000	5,081,900
Research and development deductions and credits	7,338,000	5,485,900
Tax values of depreciable assets in excess of accounting values	720,000	649,400
Revenue unearned for accounting purposes	518,000	480,300
Share issue costs	1,088,000	328,200
Other items	3,000	2,600

Total future tax assets	17,631,000	12,028,300
Valuation allowance	(7,359,000)	(11,647,100)

Total future tax assets	10,272,000	381,200

Future tax liabilities:
Accounting value of technology in excess of tax value	(10,272,000)	(381,200)

Total future tax liabilities	(10,272,000)	(381,200)

Net future tax assets	—	—

The potential income tax benefits relating to these future tax assets have not been recognized in the accounts as their realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. Accordingly, no future tax assets were recorded at November 30, 2002 and 2001.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

14. INCOME TAXES (cont’d.)

The reconciliation of income tax computed at the statutory tax rates to income tax expense (recovery), using a 40.04% [2001 - 44.62%; 2000 - 45.62%] statutory tax rate, is:

	Liability method		Deferral
	Years ended November 30,		method

	2002	2001	2000
	$	$	$

Tax provision at combined statutory income
tax rate	(5,658,000)	(3,193,900)	(2,963,300)
Occurrence of losses and deferred tax credits
for which no tax benefit has been recorded	3,490,000	1,784,000	1,360,300
Amortization in excess of capital cost
allowance for tax	1,206,000	245,500	418,500
Research and development expenses
not deducted for tax purposes	1,297,000	1,383,100	690,700
Share issue costs	(394,000)	(158,300)	(196,500)
Recognition of previously unrecognized future income tax asset	(100,000)	—	—
Revenue unearned for accounting purposes [note 3[b]]	43,000	(67,400)	684,100
Other	16,000	7,000	6,200

Future income tax recovery	(100,000)	—	—

15. RELATED PARTY TRANSACTIONS

The Company has incurred expenses for services provided to related parties as follows:

	2002	2001	2000
	$	$	$

Shareholder for:
- research consulting services	117,893	—	—
Companies with a common director for:
- contract research services	—	16,838	30,539
Directors for:
- research consulting services	20,833	113,732	104,901
- administrative consulting services	2,500	16,500	30,700
Law firm in which an officer is a partner for:
- legal services	100,159	—	—

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

15. RELATED PARTY TRANSACTIONS (cont’d.)

All transactions are recorded at their exchange amounts and accounts payable are subject to normal trade terms. The amount noted for legal services relates to services provided since the appointment of the individual as an officer.

Included in amounts receivable and other at November 30, 2002 is $nil [November 30, 2001 -$1,500] due from a company with a common director.

Included in accounts payable and accrued liabilities at November 30, 2002 is $27,355 [2001 -$84,709] owing to related parties for services provided as described above.

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which as applied in these consolidated financial statements conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a]
As described in note 3[a], the Company adopted the liability method of accounting for income taxes. As a result of differences in the transition rules between the recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes and SFAS 109, there is a $222,560 [2001 - $325,280] difference in technology and deficit under U.S. GAAP.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[b]
For reconciliation purposes to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations, in accounting for stock options granted to executive officers, directors and employees. Compensation expense is calculated based on the difference, on the date of grant, between the fair market value of the Company’s stock and the exercise price and is recorded over the vesting period of the options. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of $10,000 in respect of options granted to executive officers, directors and employees below fair market value [2001 -$44,100; 2000 - $28,400].

[c]
Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair value of the options granted on the earlier of the date at which a performance commitment is reached or the vesting date of the options. This compensation is expensed over the vesting periods of each option grant. The fair value of the stock options was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions for the years ended November 30, 2002, 2001 and 2000 respectively: dividend yield 0.0%; expected volatility 0.93, 0.99 and 0.96; risk-free interest rate 3.0%, 5.0% and 6.5%; and expected average option life of 3.8, 4.5 and 4.8 years. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of $76,799 [2001 - $35,000; 2000 -$179,500] in respect of options earned by non-employees during the year.

[d]
Under U.S. GAAP, short-term investments are classified as available for sale and carried at market values with unrealized gains or losses reflected as a component of accumulated other comprehensive income.

[e]
Under Canadian GAAP the effect of the change in accounting policy described in note 3[b] is recorded on a retroactive basis with restatement of prior years’ results. Under U.S. GAAP, the cumulative effect of the change is recorded as a cumulative catch up adjustment to the current year’s reported net loss.

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

The effect of the above on the Company’s consolidated financial statements is set out below:

Consolidated statements of loss and deficit

	Years ended November 30

	2002	2001	2000
	$	$	$

Loss for the year, Canadian GAAP	(14,029,706)	(7,157,885)	(6,495,636)
Adjustment to eliminate retroactive change in
accounting policy [note 16[e]]	—	—	1,499,598
Amortization of other assets [note 16[a]]	(102,720)	(102,720)	—
Adjustment for stock-based compensation
- employees [note 16[b]]	(10,000)	(44,100)	(28,400)
- non-employees [note 16[c]]	(76,799)	(35,000)	(179,500)

Loss for the year, U.S. GAAP before cumulative effect
of change in accounting policy	(14,219,225)	(7,339,705)	(5,203,938)
Cumulative effect of change in accounting policy
[note 16[e]]	—	(1,499,598)	—

Loss for the year, U.S. GAAP	(14,219,225)	(8,839,303)	(5,203,938)
Reclassification adjustment for unrealized gains on
short-term investments	(29,591)	(117,662)	—
Unrealized gains on investments [note 16[d]]	72,509	29,591	117,662

Comprehensive loss for the year, U.S. GAAP	(14,176,307)	(8,927,374)	(5,086,276)

Loss for the year, U.S. GAAP	(14,219,225)	(8,839,303)	(5,203,938)

Weighted average number of common shares
outstanding, U.S. GAAP	23,560,044	10,304,579	9,359,210

Basic and diluted loss per common share, U.S. GAAP:
Before change in accounting policy	(0.60)	(0.71)	(0.56)
Change in accounting policy	—	(0.15)	—

Basic and diluted loss per common share, U.S.
GAAP	(0.60)	(0.86)	(0.56)

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

Balance sheets

Material variations in balance sheet accounts under U.S. GAAP are as follows:

	2002	2001
	$	$

Cash and cash equivalents [note 16[d]]	1,432,392	1,385,101
Short-term investments [note 16[d]]	18,376,494	2,828,070
Intangible and other assets [note 16[a]]	29,334,421	1,861,529
Accumulated other comprehensive income [note 16[e]]	72,509	29,591
Contributed surplus [notes 16[b], [c] and [d]]	2,197,315	2,026,516
Deficit	(45,124,305)	(30,905,080)

17. SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company’s revenues are generated in Canada. During the year ended November 30, 2002, 76%, 21% and 3% of research collaborative and licensing fees are derived from three collaborators in Sweden, Switzerland and United States, respectively [November 30, 2001 - 92% and 8% from two collaborators in Sweden and United States; November 30, 2000 - 61% and 39% from two collaborators in Sweden and Germany].

18. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with presentation adopted in the current year.

19. SUBSEQUENT EVENT

Subsequent to November 30, 2002, the Company granted 490,000 options to employees to acquire common shares at a weighted average exercise price of $3.32 per share expiring through January 5, 2009. In addition, 5,000 options to acquire common shares of the Company were forfeited at a weighted average exercise price of $3.32 per share expiring through November 19, 2008.

3650 Wesbrook Mall Vancouver, BC V6S 2L2 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE      TSX: COM,      NASD BB: COMRF

CARDIOME PHARMA CORP. COMPLETES $8.0 MILLION BOUGHT DEAL PRIVATE PLACEMENT

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

Vancouver, April 10, 2003 – Cardiome Pharma Corp. (TSX:COM, OTCBB:COMRF) (“Cardiome” or the “Company”), today announced that it has completed its previously announced private placement of Special Warrants on a bought deal basis with a syndicate of investment dealers led by Yorkton Securities Inc., and including Sprott Securities Inc., TD Securities Inc., and First Associates Investments Inc. Under the financing, the Company has issued 3,810,000 special warrants (“Special Warrants”) resulting in gross proceeds to the Company of $8,010,600. Each Special Warrant is exercisable into one common share of the Company, and one half of a warrant to purchase a common share. Each whole warrant will be exercisable into one common share at an exercise price of $2.75 per share for a period of twelve months. The net proceeds from the offering will used to fund clinical trials and for general corporate purposes.

THE COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS ABSENT U.S. REGISTRATION OR AN APPLICABLE EXEMPTION FROM U.S. REGISTRATION REQUIREMENTS.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation (AF). RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation. This unique mechanism of action of RSD1235 combined with supportive preclinical and clinical data suggests that RSD1235 may be able to effectively treat atrial arrhythmia with a high margin of safety. In a phase II study completed in the fall of 2002 with new onset AF patients (n=56), RSD1235 terminated AF in 61% of patients versus 5% placebo within 30 minutes of the end of infusion (p=0.0003). Currently available drugs to acutely treat AF lack sufficient efficacy and have serious safety risks. These safety issues include risk of drug induced proarrhythmia and other cardiac liabilities. To date, no significant drug-related adverse events have been reported in patients exposed to RSD1235.

Cardiome’s lead product in the congestive heart failure area is oxypurinol, a novel therapy in treating the disease. Cardiome also plans to develop oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout. Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at: www.cardiome.com.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer

For more information:

Cardiome Pharma Corp.
Doug Janzen, Chief Financial Officer
T: (604) 677-6905 ext. 110
E: djanzen@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CARDIOME PHARMA CORP.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the "Meeting") of the shareholders of Cardiome Pharma Corp. (the "Company") will be held at the Oxford Room, Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia, on Monday, May 12, 2003 at 2:00 p.m., Vancouver time, for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended November 30, 2002, and the report of the auditors thereon;

2.
to re-appoint Ernst & Young LLP, Chartered Accountants, as auditor of the Company until the next annual general meeting of the shareholders of the Company and to authorize the directors to fix the remuneration of the auditor;

3.	to elect directors of the Company;

4.	to consider and, if thought fit, pass a special resolution approving the creation of a class of preferred shares issuable in series;

5.
to consider and, if thought fit, pass an ordinary resolution approving the issuance by the Company in one or more private placements during any particular six-month period within the 12-month period commencing on May 12, 2003 of such number of securities that would result in the Company issuing or making issuable a number of Common Shares aggregating greater than 25% and up to 50% of the Company's issued and outstanding shares (on a non-diluted basis) as of the date of the Management Proxy Circular, subject to regulatory approval; and

6.	to consider such other matters as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Management Proxy Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, by mail, telefax or by hand (telefax: (604) 689-8144), not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

DATED at Vancouver, British Columbia as of the 3rd day of April, 2003.

By Order of the Board of Directors of

CARDIOME PHARMA CORP.

"Robert W. Rieder"

Robert W. Rieder,
President and Chief Executive Officer

CARDIOME PHARMA CORP.

2003

ANNUAL	Notice of Annual and Special General Meeting of Shareholders

AND	Management Proxy Circular

SPECIAL

GENERAL

MEETING

Place:	Oxford Room,
Hyatt Regency Hotel
655 Burrard Street
Vancouver, BC V6C 2R7
Telephone: (604) 683-1234

Time:	2:00 p.m. (Vancouver time)

Date:	Monday, May 12, 2003

CARDIOME PHARMA CORP.

CORPORATE	Head Office
DATA
3650 Wesbrook Mall
Vancouver, BC V6S 2L2
Telephone: (604) 677-6905
Facsimile: (604) 677-6915
Website: www.cardiome.com

Current Directors & Officers

Mark C. Rogers, M.D., M.B.A., Chairman of the Board & Director
Robert W. Rieder, M.B.A., President, Chief Executive Officer & Director
Alan M. Ezrin, Ph.D., Chief Scientific Officer & Director
Arthur (Tim) Garson, Jr., M.D., M.P.H., Director
Fred H. Mermelstein, Ph.D., Director
Kim Sun Oh, C.P.A., Director
Elizabeth L. Rogers, M.D., Director
Ralph Snyderman, M.D., Director
Michael J.A. Walker, Ph.D., Director
Douglas G. Janzen, Chief Financial Officer
Alan F. Moore, Ph.D., Executive Vice President, Clinical Development & Regulatory Affairs
Gregory N. Beatch, Ph.D., Vice-President, External Scientific Affairs
Christina Yip, C.M.A., Vice President, Finance and Administration and Assistant Secretary
James L. Heppell, Corporate Secretary

Registrar & Transfer Agent

Pacific Corporate Trust Company
10th Floor, 625 Howe Street
Vancouver, BC V6C 3B8

Legal Counsel

Catalyst Corporate Finance Lawyers
Suite 1400, 1055 West Hastings Street
Vancouver, BC V6E 2E9

Auditors

Ernst & Young LLP, Chartered Accountants
700 West Georgia Street
Vancouver, BC V7Y 1C7

Listing

The Toronto Stock Exchange Symbol: COM
NASD OTC BB Symbol: COMRF

CARDIOME PHARMA CORP.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the "Meeting") of the shareholders of Cardiome Pharma Corp. (the "Company") will be held at the Oxford Room, Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia, on Monday, May 12, 2003 at 2:00 p.m., Vancouver time, for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended November 30, 2002, and the report of the auditors thereon;

2.
to re-appoint Ernst & Young LLP, Chartered Accountants, as auditor of the Company until the next annual general meeting of the shareholders of the Company and to authorize the directors to fix the remuneration of the auditor;

3.	to elect directors of the Company;

4.	to consider, and if thought fit, pass a special resolution approving the creation of a class of preferred shares issuable in series;

5.
to consider and, if thought fit, pass an ordinary resolution approving the issuance by the Company in one or more private placements during any particular six-month period within the 12-month period commencing May 12, 2003 of such number of securities that would result in the Company issuing or making issuable a number of Common Shares aggregating greater than 25% and up to 50% of the Company's issued and outstanding shares (on a non-diluted basis) as of the date of the Management Proxy Circular, subject to regulatory approval; and

6.	to consider such other matters as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Management Proxy Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, by mail, telefax or by hand (telefax: (604) 689-8144), not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

DATED at Vancouver, British Columbia as of the 3rd day of April, 2003.

By Order of the Board of Directors of

CARDIOME PHARMA CORP.

"Robert W. Rieder"

Robert W. Rieder,
President and Chief Executive Officer

CARDIOME PHARMA CORP.

MANAGEMENT PROXY CIRCULAR

Except as otherwise indicated, the information contained herein is given as of April 3, 2003 . All dollar amounts set forth herein are expressed in Canadian dollars, unless otherwise stated.

MANAGEMENT SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Cardiome Pharma Corp. (the "Company") for use at the annual and special general meeting (the "Meeting") of the shareholders of the Company to be held at the Oxford Room, Hyatt Regency Hotel, Vancouver, British Columbia at 2:00 p.m. (Vancouver time) on Monday, May 12, 2003 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual and Special General Meeting (the "Notice of Meeting").

PROXIES

Appointment of Proxies

The persons named in the enclosed Form of Proxy (the "Proxy") are nominees of the Company's management. A shareholder wishing to appoint a person (who need not be a shareholder) to attend and act for him on his behalf at the Meeting, other than the persons designated as proxyholders in the enclosed Proxy, may do so by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by completing another proper form of proxy. The completed Proxy or other proper form of proxy must be delivered or telefaxed to Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (telefax: (604) 689-8144), not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or delivered to the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting.

Revocation of Proxies

A shareholder who has given a Proxy may revoke it at any time before it is exercised by (a) an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation and (i) delivered or telefaxed to Catalyst Corporate Finance Lawyers, Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 (telefax: (604) 443-7000), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the Proxy is to be used, or (ii) delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or (b) in any other manner permitted by law. Attendance at the Meeting and participation in a poll by a shareholder will automatically revoke the Proxy.

Voting of Proxies and Exercise of Discretion By Proxyholders

If the instructions as to voting indicated in the Proxy are certain, the shares represented by the Proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares will be voted on any poll in accordance with the specification so made. If a choice is not so specified, it is intended that the person designated by management in the accompanying Proxy will vote the shares represented by the Proxy in favour of each matter identified on the Proxy.

The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Management Proxy Circular, management of the Company knows of no such amendments, variations, or other matters to come before this Meeting.

2

Solicitation of Proxies

Solicitations of proxies will be made by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokerage houses holding shares on behalf of clients) for the cost incurred in obtaining their authorization to execute forms of proxy. The cost of solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares ("Common Shares") without par value, of which 28,308,098 Common Shares were issued and outstanding as of April 3, 2003.

Only the holders of Common Shares of record on April 3, 2003 are entitled to vote at the Meeting, except to the extent that (a) the shareholder has transferred any of his Common Shares after April 3, 2003, and (b) the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands not later than 10 days before the Meeting that his name be included in the list before the Meeting, in which case the transferee is entitled to vote his shares at the Meeting. At the Meeting, on a show of hands, every shareholder present in person and entitled to vote shall have one vote, and on a poll, every shareholder present in person or represented by Proxy and entitled to vote shall have one vote for each Common Share he or she holds.

In order to have a quorum for the Meeting, there must be in attendance at least two shareholders, or two proxyholders representing shareholders, or any combination thereof, holding not less than one-twentieth of the issued Common Shares entitled to be voted at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all shares of the Company.

APPOINTMENT OF AUDITORS

Unless instructed otherwise, the persons named in the Proxy will vote for the re-appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting of the shareholders, at a remuneration to be fixed by the directors of the Company. Ernst & Young LLP were first appointed auditors of the Company on April 11, 1997.

ELECTION OF DIRECTORS

Management nominates the nine persons named in the following table for election as directors of the Company. Each nominee, other than Mr. Kenneth Galbraith, currently serves as a director of the Company. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Articles and By-laws of the Company or the Canada Business Corporations Act or he or she becomes disqualified to act as a director.

Management does not contemplate that any of its nominees will be unable to serve as a director but if that should occur for any reason prior to the meeting, it is intended that discretionary authority shall be exercised by the persons named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.

The following table sets out the names of the nominees for election as directors, the city in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of Common Shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as of the date hereof. Unless instructed otherwise, the persons named in the Proxy will vote for the appointment of each nominee named below.

3

Common Shares
Beneficially Owned
or Over Which
Name, City of Residence and	Principal Occupation or Employment	Director	Control or Direction
Position with the Company(1)	for Last Five Years(1)	Since	is Exercised(1)

Mark C. Rogers, M.D.,	Chairman and Chief Executive Officer,	2002	454,091(10)
M.B.A.(2)(3)(4)	Innovative Drug Delivery Systems, Inc, August
New Canaan, Connecticut	2002 to present; President, Paramount Capital,
Director and Chairman of the	Inc., Paramount Capital Investments, LLC and
Board	Paramount Capital Asset Management, 1998 to
2002.

Robert W. Rieder, M.B.A.	President and Chief Executive Officer of the	1997	84,100
Vancouver, British Columbia	Company, April 1997 to present.
Director, President and
Chief Executive Officer

Alan M. Ezrin, Ph.D.	Chief Scientific Officer of the Company,	2001	26,575
Vancouver, British Columbia	January 2001 to present; former acting Chief
Director and Chief Scientific	Executive Officer and then Chief Operating
Officer	and Scientific Officer, ConjuChem Inc., April
1997 to June 2000.

Arthur (Tim) Garson, Jr., M.D.,	Vice President and Dean, School of Medicine,	2002	Nil
M.P.H.	University of Virginia, June 2002 to present;
Charlottesville, Virginia	Senior Vice President and Dean for Academic
Director	Operations, Baylor College of Medicine, 1995 to
June 2002.

Fred H. Mermelstein, Ph.D.	President, Innovative Drug Delivery Systems,	2002	931,085
(2)(3)(4)(5)	Inc., August 2002 to present; Director of
Upper Montclair, New Jersey	Venture Capital, Paramount Capital, Inc., 1996
Director	to present.

Kim Sun Oh, C.P.A.(5)	Group Executive Director, Chemical Company	1997	27,000(6)
Kuala Lumpur, Malaysia	of Malaysia Group of Companies, November
Director	1994 to present.

Ralph Snyderman, M.D.(2)(3)(7)	Chancellor for Health Affairs, Duke University	2002	Nil
Chapel Hill, North Carolina	Medical Center, 1989 to present.
Director

Michael J.A. Walker, Ph.D.(5)(7)	Professor of Pharmacology, University of	1992	608,016(8)
Vancouver, British Columbia	British Columbia, 1972 to present; Chairman
Director	of the Board of the Company, January 1996 to
March 2002.

Kenneth Galbraith, C.A.(9)	President, Gigha Consulting Ltd., October	N/A	Nil
Vancouver, British Columbia	2000 to present; Executive Vice President and
Nominee Director	Chief Financial Officer, QLT Inc., 1989 to
October 2001.

(1)
The information as to city of residence, principal occupation and Common Shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)	Member of the Nomination Committee.
(3)	Member of the Compensation Committee.
(4)	These directors are Board nominees of the former shareholders of Cardiome, Inc. (formerly Paralex, Inc.), which was acquired by the Company on March 8, 2002.
(5)	Member of the Audit Committee.
(6)	Mr. Oh is a Board nominee of Chemical Company of Malaysia Berhad, which owns, directly or indirectly, 4.95% of the Common Shares.
(7)	Member of the Corporate Governance Committee.
(8)	597,016 of these Common Shares are held by Magic Bullets Enterprises Ltd. a wholly-owned subsidiary of 554238 B.C. Ltd., of which Dr. Walker is a director, officer and controlling shareholder.
(9)	Mr. Galbraith is nominated as a new director of the Company.
(10)	These Common Shares are held by Dr. Elizabeth Rogers, spouse of Dr. Mark Rogers, who currently serves as a director of the Company.

4

Mark C. Rogers, M.D., M.B.A. – Chairman and Director

Dr. Mark Rogers has been Chairman of the Board and a director of the Company since March 2002. He currently serves as Chairman and Chief Executive Officer of Innovative Drug Delivery Systems, Inc. Previous to that, Dr. Rogers was the President of Paramount Capital, Inc. and Paramount Capital Investments, LLC, and the President of Paramount Capital Asset Management, Inc. Dr. Rogers is also a member of Orion Biomedical GP, LLC, which serves as the general partner to The Orion BioMedical Funds ("Orion"), which are closed-end, private equity funds focused in the biomedical sector. In addition, Dr. Rogers also serves as a director of Genta Incorporated (Nasdaq NM: GNTA), Discovery Laboratories, Inc., as well as several public and privately held corporations. Dr. Rogers has also been appointed as advisor to the New York City Biotechnology Emerging Industries Fund.

Dr. Rogers is a physician trained in four medical specialties, including cardiology. He is the author of 150 publications and 11 books and is a member of the National Academy of Sciences' Institute of Medicine. He was appointed Professor and Chairman of the Department of Anesthesiology and Critical Care Medicine at The John Hopkins University (“JHU”). While at JHU, Dr. Rogers was made Associate Dean, managing the clinical enterprises of the medical school and was involved in the formation of a number of biomedical companies now listed on NASDAQ. He subsequently became CEO of the Duke Hospital and Health Network. Dr. Rogers was then recruited to the Perkin-Elmer Corporation, a New York Stock Exchange company specializing in analytical instruments, especially DNA sequencers, as Senior Vice President for Mergers and Acquisitions. He was involved in the restructuring of that business (now named Applera Corporation " (Applera")), which ultimately led to the creation of the Celera Genomics Group of Applera, the company that sequenced the human genome and is listed on the NYSE.

Dr. Rogers received his M.D. from Upstate Medical Center and his M.B.A. from The Wharton School of Business. He received his B.A. from Columbia University and held a Fulbright Scholarship.

Robert W. Rieder, M.B.A. – President, Chief Executive Officer and Director

Mr. Rieder has been a director since April 1997, and has been employed by the Company on a full-time basis as its President and Chief Executive Officer since April 1998. Mr. Rieder has extensive experience in venture capital and in operational management. He was most recently (1994 to 1998) Vice-President at MDS Ventures Pacific Inc., the Vancouver-based affiliate of MDS Capital Corp. Mr. Rieder was Chief Operating Officer for dba Telecom Inc. in 1994, and was a director of SFG Technology Inc., both Vancouver-based technology companies. Mr. Rieder currently serves as a director of Micrologix Biotech Inc. and Synapse Technologies Inc. Mr. Rieder received his MBA from the University of Western Ontario.

Alan M. Ezrin, Ph.D. – Chief Scientific Officer and Director

Dr. Ezrin has been a director and Chief Scientific Officer of the Company since January 2001. Dr. Ezrin has extensive research and development and business experience in both the large pharmaceutical industry and in the biotechnology sector in the U.S. and Canada. Dr. Ezrin was with Sterling-Winthrop Research Group from 1982 to 1993. In 1993, Dr. Ezrin joined Glycomed Inc. as Assistant Vice-President of Development focusing on carbohydrate-based therapeutics. Following the successful merger of Glycomed into Ligand Therapeutics, he joined RedCell Inc. as Vice-President of Development in 1995. In 1997, he led the restructuring of RedCell through creating ConjuChem Inc. in Montreal. At ConjuChem, Dr. Ezrin was acting Chief Executive Officer and then Chief Scientific Officer. Under his leadership, ConjuChem completed several pharmaceutical partnerships, positioned two new drugs in clinical trials and extended the patent portfolio, resulting in a publicly traded, product driven company. Dr. Ezrin received his Ph.D. in Pediatric Cardiology and Cardiovascular Pharmacology from the University of Miami School of Medicine.

Arthur (Tim) Garson, Jr., M.D., M.P.H. - Director

Dr. Garson has been a director of the Company since October 2002. Dr. Garson currently serves as Vice President and Dean for the School of Medicine at the University of Virginia. He is an internationally respected pediatric cardiologist and in 2000 served as president of the American College of Cardiology. A graduate of Princeton University in 1970, Dr. Garson received his M.D. from Duke University in 1974, remaining there for his pediatric

5

residency. He completed a pediatric cardiology fellowship at Baylor College of Medicine and joined its faculty in 1985. In 1992, he received a masters degree in public health, specializing in health policy and health care finance, from the University of Texas in Houston, and was recruited to Duke to be Associate Vice Chancellor of Health Affairs. Three years later he returned to Baylor College of Medicine serving as Senior Vice President and Dean for academic operations and Vice President of Texas Children’s Hospital.

Fred H. Mermelstein, Ph.D. - Director

Dr. Mermelstein has been a director of the Company since March 2002. Dr. Mermelstein serves as Director of Venture Capital at Paramount Capital Investments, LLC., where he has been involved in the founding of a number of biotechnology start-up companies, including PolaRx and IDDS. He has served as Director and Chief Scientific Officer of PolaRx and President of both Androgenics Technologies, Inc. ("Androgenics") and IDDS. He serves on the Board of Directors of a research foundation, the Jordan Heart Foundation. Dr. Mermelstein is also a member of Orion. Dr. Mermelstein is the author of 14 publications in peer-reviewed scientific journals, three patents, and recipient of several research grants from both the U.S. Army and National Institutes of Health ("NIH"). Most recently, Dr. Mermelstein has been selected as advisor to both the New York Emerging Industries Fund and Technology Transfer Fund of the New York Economic Development Organization. Dr. Mermelstein received a Ph.D. joint degree in both pharmacology and toxicology at Rutgers University and University of Medicine and Dentistry of New Jersey-Robert Wood Johnson Medical School ("UMDNJ-RWJ"). He completed his post-doctoral training in transcription/gene regulation as a research fellow of the Howard Hughes Medical Institute located in the Department of Biochemistry at UMDNJ-RWJ.

Kim Sun Oh, C.P.A. – Director

Mr. Oh was appointed to the Company's Board of Directors in November 1997, upon the closing of a private placement with the Chemical Company of Malaysia Berhad (CCM), as required by the terms of CCM's subscription agreement. Mr. Oh is the Group Executive Director of the CCM Group. Mr. Oh, a Malaysian certified public accountant, orchestrated the management buy-out of CCM from Imperial Chemical Industries Ltd. where he had held various senior executive positions for several years. Mr. Oh currently serves as a director of IMPAX Laboratories Inc., a public company listed on NASDAQ.

Ralph Snyderman, M.D. - Director

Dr. Snyderman has been a director of the Company since March 2002. Dr. Snyderman currently serves as President and CEO of the Duke University Health System based in North Carolina. He plays a leadership role in the Association of American Physicians, the Institute of Medicine and the Association of American Medical Colleges (“AAMC”) that represents all U.S. medical schools and teaching hospitals. He currently serves as Chair of the AAMC.

In 1987, Dr. Snyderman joined Genentech, the pioneering biomedical technology firm, as Vice President of Medical Research and Development and a member of their senior leadership team. A year later, he was promoted to Senior Vice President. While at Genentech, he led the development and licensing of several novel therapeutics and supervised approximately 300 staff members working in pharmacology, clinical research and regulatory affairs.

A graduate of Washington College in Chestertown, Md. (1961), Snyderman received his M.D., magna cum laude, in 1965 from the Downstate Medical Center of the State University of New York. He served his internship and residency in medicine at Duke and later worked as a Public Health Officer doing research in immunology at the NIH (1967-72). Dr. Snyderman received his first faculty appointment at Duke in 1972 where he rose rapidly through Duke’s academic ranks, becoming Chief of the Division of Rheumatology and Immunobiology. By 1984, Snyderman was also the Frederic M. Hanes Professor of Medicine and Immunology. Following his career at Genentech, he returned to Duke as the James B. Duke Professor of Medicine in 1989 and Executive Dean since 1999. He has written nearly 350 manuscripts as well as numerous books.

6

Michael J.A. Walker, Ph.D. - Director

Dr. Walker was the Chairman of the Board from January 1996 to March 2002 and has been a director of the Company since February 1992. Dr. Walker has been a Professor of Pharmacology in the Faculty of Medicine at UBC since 1986. He graduated with a specialized degree in pharmacology at the University of London, trained in industrial pharmacology at Pfizer, UK, and has held teaching positions in Europe, Asia and Africa.

Kenneth Galbraith, C.A. – Nominee Director

Mr. Galbraith is currently the President of Gigha Consulting Ltd., a technology consulting and investment management company formed in October 2000. Previously, he was employed by QLT Inc., a biotechnology company where he progressed to the position of Executive Vice President and Chief Financial Officer during his 13 year tenure. Mr. Galbraith is a director of several private and public companies, including Angiotech Pharmaceuticals, Inc., Stressgen Biotechnologies Corporation, Micrologix Biotech Inc., Active Pass Pharmaceuticals, Neuro Discovery Inc. and Kinetek Pharmaceuticals, Inc. He is a former founding director and chairman of B.C. Biotechnology Alliance and founding director of BIRC Corporation, a provincially-funded organization formed to build healthcare infrastructure in the Province of British Columbia. Mr Galbraith is also former chair of the Canadian Bacterial Diseases Network, one of Canada’s federally-funded Networks of Centers of Excellence. Mr. Galbraith is currently a director of The Michael Smith Foundation for Health Research and the Fraser Health Authority. Mr. Galbraith received his Bachelor of Commerce (Honours) from the University of British Columbia in 1985 and was admitted as a Chartered Accountant in B.C. in 1988.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Creation of Class of Preferred Shares Issuable in Series

The authorized share capital of the Company presently consists of an unlimited number of Common Shares. To enhance the ability of the Company to secure financing in the future, management of the Company proposes to create a class of preferred shares without par value (the "Preferred Shares") that may be issued in one or more series. The creation of the Preferred Shares will allow the directors to react quickly to market conditions and other factors and create a series of shares without the time and expense involved in calling a special meeting of the shareholders. The rights and restrictions attaching to the Preferred Shares will allow the directors to fix the number of shares in the series and to fix the preferences, special rights and restrictions, privileges, conditions and limitations attaching to the shares of that series, before the issuance of shares of any particular series.

The following table is a summary of the provisions of the rights and restrictions that will attach to the Preferred Shares.

Rights and Restrictions	Preferred Shares

1. Creation of Series of Preferred Shares	May be issued at any time in one or more series and hold such special rights and restrictions as the Board determines by resolution.
2. Voting Rights	Holder may or may not be provided with the right to receive notice of, be present or vote at any general meeting of the shareholders of the Company, with such number of votes per Preferred Share as set out in the special rights and restrictions.
3. Right to Dividends	May or may not have a right to receive dividends.
4. Payment of Dividends	May or may not be paid in priority to the Common Shares.
5. Priority on Liquidation	May or may not have priority over holders of Common Shares upon distribution of assets.

The full text of the rights and restrictions that will attach to the Preferred Shares is substantially as set out in Schedule "A" attached hereto.

The adoption of a new class of Preferred Shares issuable in series must be approved by not less than two-thirds of the votes cast at the Meeting. Accordingly, the Company requests that the shareholders pass the following special

7

resolution to create a new class of shares to be called Preferred Shares, issuable in series, and to clarify the rights and restrictions attaching to the Common Shares:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	the Articles of Continuance of the Company be amended to create an unlimited number of Preferred shares without par value;

2.	to effect the foregoing amendment, the Articles of Continuance of the Company be amended by deleting section 3 thereof and in its place substituting the following:

	"3.	The Corporation is authorized to issue:

		(a)	an unlimited number of Common shares without par value; and

		(b)	an unlimited number of Preferred shares without par value.

The Common shares and the Preferred shares shall have the rights, privileges, restrictions and conditions attached hereto." [See Schedule "A" attached to the Management Proxy Circular.]

3.
any director or the President or the Secretary of the Company be authorized and directed on behalf of the Company to sign and send Articles of Amendment in duplicate to the Director, Canada Business Corporations Act, and to sign and deliver all documents and to do all things necessary or advisable to give effect to the foregoing."

Future Financings - The Toronto Stock Exchange

The policies of the TSX provide that the aggregate number of shares of a listed company which are issued or made subject to issuance by way of one or more private placements during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such private placements (the "25% Rule") without shareholder approval. The application of the 25% Rule may restrict the Company's ability to raise funds by the private placement of its securities.

The TSX has advised that it will accept advance approval by the shareholders of the Company in anticipation of private placements that may exceed the 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given. By giving the advance approval, shareholders would only be satisfying the shareholder approval requirement of the TSX. Each private placement would still remain subject to TSX approval.

Any private placement proposed by the Company will be subject to the following additional restrictions:

(i)	the private placement must be substantially with parties at arms-length to the Company;
(ii)	the private placement cannot materially affect control of the Company;
(iii)	the private placement must be completed within a 12-month period following the date the advance shareholder approval is given; and
(iv)
the private placement must comply with the private placement pricing rules of the TSX, which currently require that the price per security must not be lower than the closing market price of the security on the TSX on the trading day prior to the date notice of the private placement is given to the TSX less the applicable discount. Maximum permissible discounts are as follows:

8

Maximum
Market Price	Discount Therefrom

$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

The TSX retains the discretion to decide whether a particular placement is "substantially" at arms length or will materially affect control, in which case specific shareholder approval may be required.

The Company currently has 28,308,098 Common Shares issued and outstanding and the Company proposes that the maximum number of Common Shares which either would be issued or made subject to issuance under one or more private placements, during any particular six-month period within the 12-month period commencing on May 12, 2003, would not exceed 14,154,049 Common Shares in the aggregate, or 50% of the issued and outstanding Common Shares of the Company as of April 3, 2003.

The directors of the Company believe that the passing of the ordinary resolution is in the best interests of the Company and recommend that shareholders vote in favour of the resolution. In the event that the resolution is not passed, the TSX will not approve any private placements which result in the issuance or possible issuance of a number of securities which exceeds the 25% Rule, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds.

In anticipation that the Company may need to enter into one or more private placements during any particular six-month period within the next 12 months that will exceed the 25% Rule, the Company requests that the shareholders pass the following resolution, which requires an affirmative vote of a majority of the votes cast at the Meeting:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT the issuance by the Company in one or more private placements during any particular six-month period within the 12-month period commencing on May 12, 2003 of such number of securities that would result in the Company issuing or making issuable a number of Common Shares aggregating greater than 7,077,025 Common Shares, to a maximum of 14,154,049 Common Shares, subject to the restrictions described in the Management Proxy Circular of the Company dated April 3, 2003, is hereby approved."

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers of the Company

"Named Executive Officer" means the chief executive officer of the Company and each of the four most highly compensated executive officers of the Company and its subsidiaries, who were serving as executive officers at the end of the fiscal year ended November 30, 2002 and whose total salary and bonus exceeds $100,000, and includes any individual for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer of the Company and its subsidiaries at November 30, 2002.

During the most recently completed fiscal year, the Company had five Named Executive Officers: Robert W. Rieder, President and Chief Executive Officer; Alan M. Ezrin, Chief Scientific Officer; Alan F. Moore, Executive Vice President, Clinical Development and Regulatory Affairs; Gregory N. Beatch, Vice President, External Scientific Affairs; and Christina Yip, Vice President, Finance and Administration. On January 6, 2003, Douglas G. Janzen was appointed to the position of Chief Financial Officer.

9

Summary of Compensation

The following table is a summary of the compensation paid by the Company to its Named Executive Officers during the fiscal years ended November 30, 2002, 2001 and 2000.

Summary Compensation Table

					Long-Term
	Annual Compensation				Compensation
						All
	Year				Securities Under	Other
	Ended	Salary	Bonus	Other	Options Granted	Compensation
Name and Principal Position	Nov. 30	($)	($)	($)	(#)	($)

Robert W. Rieder	2002	394,939	231,050(5)	Nil	607,500	Nil
President and Chief Executive	2001	241,250	Nil	Nil	7,500	Nil
Officer	2000	200,000	Nil	Nil	113,750	Nil

Alan M. Ezrin	2002	362,946	232,050(5)	71,866(1)	607,500	Nil
Chief Scientific Officer	2001	258,836	Nil	42,802(1)	195,000	60,000(2)
	2000	Nil	Nil	Nil	Nil	Nil

Alan F. Moore(3)	2002	194,222	39,125(6)	Nil	400,000	21,785(2)
Executive Vice President,	2001	Nil	Nil	Nil	Nil	Nil
Clinical Development &	2000	Nil	Nil	Nil	Nil	Nil
Regulatory Affairs

Gregory N. Beatch	2002	140,000	25,497(4)	Nil	40,000	Nil
Vice President, External	2001	140,000	Nil	Nil	Nil	Nil
Scientific Affairs	2000	131,333	Nil	Nil	16,250	Nil

Christina Yip	2002	104,628	Nil	Nil	63,750	Nil
Vice President, Finance and	2001	75,000	Nil	Nil	2,500	Nil
Administration	2000	65,833	Nil	Nil	15,000	Nil

(1)	This sum represents tax allowances paid as per his employment agreement at a rate of US$43,000 per year.
(2)	This sum represents relocation expenses paid.
(3)	Dr. Alan F. Moore was hired by the Company in May 2002 at a base salary of US$225,000 per year. During the period of May 13, 2002 to November 30, 2002, total salary paid to Dr. Moore was $194,222.
(4)	This sum represents a discretionary bonus payment, exceeding the contractual bonus payment in the employment contract between Dr. Greg Beatch and the Company.
(5)	This sum includes unpaid estimated discretionary bonus of $78,250 for milestones achieved in fiscal 2002.
(6)	This sum represents unpaid estimated discretionary bonus for milestones achieved in fiscal 2002.

Options Granted During the Most Recently Completed Fiscal Year

During the fiscal year ended November 30, 2002, the following incentive stock options were granted to the Named Executive Officers.

			% of Total
			Options		Market Value
		Securities	Granted	Exercise	of Securities
		Under	to	or Base	Underlying
		Options	Employees	Price	Options on the
	Date of	Granted	in Fiscal	($/	Date of Grant	Expiry
Name	Grant	(#)	year	Security)	($/Security) (1)	Date

Robert W. Rieder	Feb 5/02	7,500	0.27%	$3.68	$3.48	Feb 4/07
	May 17/02	600,000	21.55%	$3.32	$2.90	May 16/09
Alan M. Ezrin	Feb 5/02	7,500	0.27%	$3.68	$3.48	Feb 4/07
	May 17/02	600,000	21.55%	$3.32	$2.90	May 16/09
Alan F. Moore	May 27/02	400,000	14.37%	$3.32	$3.00	May 26/09
Gregory N. Beatch	May 27/02	40,000	1.44%	$3.32	$3.00	May 26/08
Christina Yip	May 27/02	63,750	2.29%	$3.32	$3.00	May 26/08

(1) Calculated as the closing price of the Common Shares of the Company on the TSX on the date of grant.

10

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of incentive stock options during the fiscal year ended November 30, 2002 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregate basis:

			Unexercised Options	Value of Unexercised In-
			at Fiscal Year-End	the-Money Options at
			(#)	Fiscal Year-End ($) (1)
Securities
	Acquired on	Value	Exercisable/	Exercisable/
Name	Exercise (#)	Realized ($)	Unexercisable	Unexercisable

Robert W. Rieder	—	—	678,750/200,000	—/— (2)
Alan M. Ezrin	—	—	602,500/200,000	—/— (2)
Alan F. Moore	—	—	80,000/320,000	—/— (2)
Gregory N. Beatch	—	—	30,000/40,000	—/— (2)
Christina Yip	—	—	21,250/63,750	—/— (2)

(1)	The market value of the Common Shares of the Company on the TSX was $2.33 at fiscal year-end, November 30, 2002.
(2)	The exercise or base price of these options exceeded the market value of the Common Shares of the Company at fiscal year-end and hence these options were not in the money.

Pension Plans

The Company does not provide retirement benefits for directors or officers.

Compensation of Directors

During the most recently completed fiscal year, outside directors received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts as follows:

	Directors' fees	All Other Compensation
Name of Director	($)	($)
Michael J.A. Walker	20,867	20,833(1)
Clive P. Page(2)	2,500	Nil
Allen I. Bain(2)	2,500	Nil
Colin R. Mallet(2)	2,500	1,500(1)
Kim Sun Oh	18,937	1,000(1)
Darrell Elliott(2)	2,500	Nil
Elizabeth L. Rogers	15,298	Nil
Fred H. Mermelstein	10,212	Nil
Ralph Snyderman	15,269	Nil
Arthur (Tim) Garson, Jr.	1,167	Nil

(1)	Consulting fees or meeting fees.
(2)	Resigned as director on March 8, 2002.

Effective March 11, 2002, non-management directors of the Company are paid a meeting fee of US$750 per tele-conference meeting or US$2,500 per meeting attended in person. Each of the directors also receives an annual grant of incentive stock options to purchase 12,500 Common Shares of the Company. Each new non-management director also receives a grant of incentive stock options to purchase 50,000 Common Shares when he or she first joins the Board. Management directors do not receive separate compensation for their participation in board or committee meetings or for their services as directors of the Company, other than grants of incentive stock options. The Company pays all reasonable expenses associated with directors' attendance at, and participation in, Board and

11

committee meetings, and other Company business to which a director attends. The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Dr. Mark C. Rogers was appointed as the Chairman of the Company on March 11, 2002. Effective May 1, 2002, Dr. Rogers is paid an annual fee of US$100,000 for providing his advice on corporate and strategic matters and for overseeing all meetings of the Board of the Company. Dr. Rogers' agreement has an initial term of three years. The initial term will be automatically renewed for further successive three-year terms and may be terminated by either party upon at least 30 days’ written notice before the end of the applicable term. During the period from May 1, 2002 to November 30, 2002, total fees paid to Dr. Rogers were $90,837. He also received a grant of options to purchase 125,000 Common Shares for five years at $3.00 per share which all vested immediately.

Management Contracts of Named Executive Officers

The Company has entered into employment agreements with each of the Named Executive Officers.

Robert W. Rieder

Under the employment agreement with Robert W. Rieder dated March 8, 2002, which superseded the employment agreement dated March 19, 1998, as amended on March 20, 2001, Mr. Rieder acts as President and Chief Executive Officer of the Company in consideration for an annual salary of US$300,000 payable in equal semi-monthly installments. This salary is reviewed annually by the Board, and may be increased at its discretion each year, provided that it shall be increased by at least the percentage increase in the cost of living in the Vancouver area over the previous fiscal year. Mr. Rieder is eligible for a discretionary cash bonus, if certain milestones agreed to between the Board and Mr. Rieder are met. He also received a grant of options to purchase 600,000 Common Shares at $3.32 per share for a period of seven years, of which 400,000 vested at the time of grant and the remaining 200,000 will vest over the two years following the first anniversary of the date of grant upon the achievement of milestones agreed to between the Compensation Committee and Mr. Rieder. He is entitled to five weeks of paid vacation each year.

Mr. Rieder's employment agreement has an initial term of three years. The initial term will be automatically renewed for further successive three-year terms and may be terminated by either party upon at least 30 days’ written notice before the end of the applicable term. If Mr. Rieder's employment is terminated without cause or there is a change of control of the Company, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of 18 months' salary. In addition, upon termination of employment without cause or a change of control, all outstanding incentive stock options held by Mr. Rieder will be vested immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.

Alan M. Ezrin

Under the employment agreement with Alan M. Ezrin dated March 8, 2002, which superseded the employment agreement with Dr. Ezrin effective January 15, 2001, Dr. Ezrin acts as the Chief Scientific Officer of the Company in consideration for an annual salary of US$250,000, payable in equal semi-monthly installments. This salary is reviewed annually by the Board, and may be increased at its discretion each year, provided that it shall be increased by at least the percentage increase in the cost of living in the Vancouver area over the previous fiscal year. Dr. Ezrin is eligible for a discretionary cash bonus if certain milestones agreed to between the Board and Dr. Ezrin are met. Dr. Ezrin also received a grant of options to purchase 600,000 Common Shares at $3.32 per share for a period of seven years, of which 400,000 vested at the time of grant and the remaining 200,000 will vest over the two years following the first anniversary of the date of grant upon the achievement of milestones agreed to between the Compensation Committee and Dr. Ezrin. He is entitled to five weeks of paid vacation and receives a tax allowance of US$43,000 each year.

Dr. Ezrin's employment agreement has an initial term of three years. The initial term will be automatically renewed for further successive three-year terms and may be terminated by either party upon at least 30 days' written notice before the end of the applicable term. If Dr. Ezrin's employment is terminated without cause or there is a change of control of the Company, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of 18 months' salary. In addition, upon termination of employment without

12

cause or a change of control, all outstanding incentive stock options held by Dr. Ezrin will be vested immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.

Douglas G. Janzen

Under the employment agreement with Douglas G. Janzen dated January 6, 2003, Mr. Janzen acts as the Chief Financial Officer of the Company in consideration for an annual salary of $250,000, payable in equal semi-monthly installments. This salary is reviewed annually by the Company. Mr. Janzen is eligible for a discretionary annual cash bonus, if certain milestones agreed to between the Company and Mr. Janzen are met. He also received a grant of 400,000 incentive stock options of which 80,000 vested upon grant and the remaining 320,000 will vest over four years, at a rate of 80,000 per year on the anniversary date of the date of grant. He is entitled to five weeks of paid vacation each year.

Mr. Janzen's employment agreement has an indefinite term and may be terminated by Mr. Janzen upon at least 60 days' written notice and he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Mr. Janzen's employment is terminated by the Company without cause or there is a change of control of the Company, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months' salary. In addition, upon termination of employment without cause or a change of control, 50% to 100% of the outstanding incentive stock options held by Mr. Janzen will be vested immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.

Alan F. Moore

Under the employment agreement with Alan F. Moore effective May 13, 2002, Dr. Moore acts as the Executive Vice President, Clinical Development & Regulatory Affairs of the Company in consideration for an annual salary of US$225,000, payable in equal semi-monthly installments. This salary is reviewed annually by the Company. Dr. Moore is eligible for an annual cash bonus of up to 30% of his annual salary, if certain milestones agreed to between the Company and Dr. Moore are met. He also received a grant of 400,000 incentive stock options of which 80,000 vested upon grant and the remaining 320,000 will vest over four years, at a rate of 80,000 per year on the anniversary date of the date of grant. He is entitled to five weeks of paid vacation each year.

Dr. Moore's employment agreement has an initial term of three years. The initial term will be automatically renewed for further successive three-year terms and may be terminated by either party upon at least 30 days' written notice before the end of the applicable term. If Dr. Moore’s employment is terminated without cause, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months' salary. In addition, the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination.

Gregory N. Beatch

Under the employment agreement with Gregory N. Beatch dated July 16, 2001, Dr. Beatch acts as the Vice President, External Scientific Affairs of the Company in consideration for an annual salary of $140,000, payable in equal semi-monthly installments. Dr. Beatch is eligible for an annual bonus payment of up to $10,000 if certain objectives set by the Company are met. He is also eligible for grants of incentive stock options as determined by the Board. He is entitled to three weeks of paid vacation each year.

Dr. Beatch's employment agreement has an indefinite term and may be terminated by either party upon 30 days' written notice and he will be entitled to receive any salary owed up to the date of termination. If the Company terminates his employment without cause or following a change of control of the Company, Dr. Beatch is entitled to receive a severance payment equal to 12 months’ or 18 months' salary respectively . In addition, upon a change of control of the Company, all outstanding incentive stock options held by Dr. Beatch will immediately vest and the expiry date of all outstanding incentive stock options held by Dr. Beatch will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant. He will also be entitled to receive coverage of medical and life insurance benefits for up to 18 months.

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Christina Yip

Under the employment agreement with Christina Yip dated January 6, 2003, Ms. Yip acts as the Vice President, Finance and Administration of the Company in consideration for an annual salary of $135,000, payable in equal semi-monthly installments. This salary is reviewed annually by the Company. She is entitled to four weeks of paid vacation each year.

Ms. Yip's employment agreement has an initial term of three years. The initial term will be automatically renewed for further successive three-year terms and may be terminated by either party upon at least 60 days' written notice before the end of the applicable term. If Ms. Yip's employment is terminated without cause, she is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of 12 months' salary. In addition, upon termination of employment without cause, all outstanding incentive stock options held by Ms. Yip will be vested immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination.

The Named Executive Officers participate in all employee benefits maintained by the Company, including any group disability plan, insurance plan, medical and dental plans, and are entitled to reimbursement of all reasonable out-of-pocket Company-related expenses.

Report on Executive Compensation

The compensation programs of the Company are designed to reward performance and to be competitive with the compensation agreements of other biotechnology companies. The Compensation Committee of the Board of the Company evaluates each executive officer position to establish skill requirements and levels of responsibility. The Compensation Committee, after referring to information from other corporations and public data, determines the compensation for the executive officers.

Objectives

The primary objectives of the Company's executive compensation program are to enable the Company to attract, motivate and retain qualified individuals and to align their success with that of the Company's shareholders through the achievement of strategic corporate objectives and the creation of shareholder value. The level of compensation paid to each executive is based on the executive's overall experience, responsibility and performance. Executive officer compensation is composed of salary, bonuses and the opportunity to receive options granted under the Company's stock option plan.

Salary

Salary ranges are determined following a review of the market data for similar positions in corporations of a comparable size and type of operations to the Company. The salary for each executive officer is largely determined by the terms of the officer's employment agreement with the Company.

Bonuses

The Company may provide annual incentive compensation to the executive officers through bonus arrangements. Awards are contingent upon the achievement of corporate and individual objectives determined by the Board of Directors.

Stock Option Plan

The executive officers may be granted incentive stock options or non-incentive stock options under the Company's stock option plan.

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Compensation of President and Chief Executive Officer

The Committee considers with particular care the compensation of the Company's Chief Executive Officer, and recommends such compensation for Board approval based on the principles above. Robert W. Rieder is the Company's President and Chief Executive Officer. See "Management Contracts of Named Executive Officers".

Mark C. Rogers (Chair), Ralph Snyderman, Fred H. Mermelstein
Members of Compensation Committee

Performance Graph

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years for the Common Shares of the Company, assuming a $100 investment was made on November 30, 1997, with a cumulative total return of the TSX 300 Index, assuming reinvestment of dividends.

November 30	1997	1998	1999	2000	2001	2002

Company(1)	100	103.92	50	100	64.70	56.42

TSX 300 Index	100	97.40	115.51	135.42	114.02	100.89

(1)	These figures are based on the closing price of the Common Shares on the former Vancouver Stock Exchange for 1997 and 1998, on the TSX Venture Exchange for 1999 and on the TSX for 2000, 2001 and 2002.

CORPORATE GOVERNANCE

TSX Guidelines

The TSX Committee on Corporate Governance in Canada issued a series of proposed guidelines for effective corporate governance (the "TSX Guidelines"). The guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. The TSX has adopted as a listing requirement the disclosure by each listed company, on an annual basis, of its approach to corporate governance with reference to the TSX Guidelines. The disclosure in Schedule "B" to this Management Proxy Circular describes the Company's approach to corporate governance in relation to the TSX Guidelines.

The guidelines are not mandatory, as the report recognizes that each company's unique characteristics will result in varying degrees of compliance with the guidelines. The Company believes it has adopted guidelines which, given the Company's size and the stage of development of its business, are presently applicable.

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Board Committees

From time to time the Board appoints, and empowers, committees to carry out specific functions on behalf of the Board. The Board has established four committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Nomination Committee. The Board has not appointed an Executive Committee.

Audit Committee

The Company is required to have an Audit Committee. The current members of the Audit Committee of the Company are Kim Sun Oh (Chair), Fred H. Mermelstein and Michael J.A. Walker, none of whom is a current or former executive officer of the Company. The Committee reviews the quarterly and annual financial statements before they are presented to the Board, and approves the quarterly statements on behalf of the Board. The Committee meets with the Company's independent auditors without the presence of management on a quarterly basis to discuss the financial statements and with the presence of management at least annually to review the results of the annual audit and discuss the financial statements, other published financial information that requires the approval of the Board and any changes in accounting practices. The Committee recommends to the Board the independent auditors to be retained and the fees to be paid, and receives and considers the auditors' comments (out of the presence of management) as to the adequacy and effectiveness of internal controls over the accounting and financial reporting systems within the Company.

The Committee also reviews policies and practices concerning regular examinations of officers' expenses and perquisites, including the use of Company assets.

Compensation Committee

The Compensation Committee is responsible for determining the compensation of executive officers of the Company. The current members of the Committee are Mark C. Rogers (Chair), Ralph Snyderman and Fred H. Mermelstein, none of whom is a current or former executive officer of the Company. The Committee meets at least once a year. The Committee reviews the objectives, performance and compensation of the Chief Executive Officer at least annually and makes recommendations to the Board for change. The Committee makes recommendations based upon the Chief Executive Officers' suggestions regarding the salaries and incentive compensation for senior officers of the Company. The Committee also reviews significant changes to compensation, benefits and human resources policies and compliance with current human resource management practices, such as pay equity, performance review and staff development. The Committee is responsible for reviewing and recommending changes to the compensation of directors as necessary. The Committee is authorized to grant options to purchase up to 15,000 Common Shares to an employee, consultant or insider of the Company without further approval of the Board, provided such grant is made under the Company’s stock option plan.

Corporate Governance Committee

The Corporate Governance Committee is currently comprised of Michael J.A. Walker (Chair), Ralph Snyderman and Elizabeth L. Rogers, none of whom is a current or former executive officer of the Company. The Committee meets at least once a year. The Committee has developed a policy to govern the Company's approach to corporate governance issues and provides a forum for concerns of individual directors about matters not easily or readily discussed in a full board meeting, e.g., the performance of management. The Committee ensures there is a clear definition and separation of the responsibilities of the Board, the Committees of the Board, the Chief Executive Officer and other management employees. It also ensures there is a process in place for orientation and education of new directors and for continuing education of the Board. The Committee also assesses the effectiveness of the Board and its committees on an ongoing ad hoc basis. It also reviews at least annually the Company's responsiveness to environmental impact, health and safety and other regulatory standards.

Nomination Committee

The members of the Nomination Committee of the Company are currently Mark C. Rogers (Chair), Ralph Snyderman and Fred H. Mermelstein, none of whom is a current or former executive officer of the Company. The Committee meets at least once a year. The Committee identifies and recommends candidates for election to the Board and for appointment as Chief Executive Officer. The Committee also assists the Chief Executive Officer of

16

the Company in selecting its senior management. The Committee assesses the effectiveness of the Chairman and all other individual directors on an annual basis.

DIRECTORS' AND OFFICERS' INSURANCE

The Company maintains liability insurance for its directors and officers in the aggregate amount of $5,000,000, subject to a deductible loss of up to $150,000 payable by the Company depending on the nature of the claim. The Company pays a total annual premium of $83,000, which premium has not been specifically allocated between directors as a group and officers as a group.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or officer of the Company or any associate or affiliate of such person is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed fiscal year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No director or officer or principal shareholder of the Company, nor any associate or affiliate of such person has any direct or indirect material interest in any transaction since the commencement of the Company's last fiscal year or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as follows:

Mark C. Rogers, M.D., M.B.A., Chairman of the Board of the Company, was the President of Paramount Capital, Inc. ("Paramount"), a New York venture capital firm. The Company had an agreement with Paramount pursuant to which the Company agreed to issue to Paramount 187,500 warrants of the Company and to pay a fee to Paramount in connection with the completion of the acquisition of Cardiome, Inc. (formerly Paralex, Inc.). The fee was determined to be US$235,825 and was paid in April 2002. Pursuant to the same agreement, the Company has paid a cumulative total of US$30,000 in retainer fees to Paramount as at November 30, 2002. Of these retainer fees, US$15,000 were paid during the year ended November 30, 2001 and the remaining US$15,000 were paid during the year ended November 30, 2002. The agreement with Paramount was terminated in February 2002.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

OTHER MATTERS TO BE ACTED UPON

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting and this Management Proxy Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

SHAREHOLDER PROPOSALS

A shareholder who wishes to submit a proposal for consideration at the next annual general meeting of the shareholders of the Company must do so by submitting same to the attention of the Corporate Secretary of the Company on or before January 4, 2004 in the manner and subject to the limitations prescribed by the Canada Business Corporations Act.

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APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Management Proxy Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board.

By Order of the Board of Directors of

CARDIOME PHARMA CORP.

"Robert W. Rieder"

Robert W. Rieder,
President and Chief Executive Officer

Schedule "A"

Rights and Restrictions Attaching to Preferred Shares and Common Shares

1.     PROVISIONS ATTACHING TO THE PREFERRED SHARES

The Preferred shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.1     Directors' Authority to Issue in One or More Series

The board of directors of the Corporation may issue the Preferred shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the board of directors of the Corporation shall fix the number of shares in such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to be attached to the shares of such series including, without limitation, the rate or rates, amount or method or methods of calculation of dividends thereon, the time and place of payment of dividends, whether cumulative or non-cumulative or partially cumulative and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment of dividends, the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption rights (if any), the conversion or exchange rights attached thereto (if any), the voting rights attached thereto (if any), and the terms and conditions of any share purchase plan or sinking fund with respect thereto. Before the issue of the first shares of a series, the board of directors of the Corporation shall send to the Director (as defined in the Canada Business Corporations Act) articles of amendment containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the board of directors of the Corporation.

1.2     Ranking of Preferred Shares

The Preferred shares of any series may be given such preferences, not inconsistent with sections 1.1 to 1.3 hereof, over the Common shares and over any other shares ranking junior to the Preferred shares as may be determined in the case of such series of Preferred shares. No rights, privileges, restrictions or conditions attached to a series of Preferred shares shall confer upon a series a priority in respect of dividends or return of capital over any other series of Preferred shares then outstanding. If any cumulative dividends or amounts payable on a return of capital in respect of a series of Preferred shares are not paid in full, the Preferred shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided however, that in the event of there being insufficient assets to satisfy in full all such claims to dividends and return of capital, the claims of the holders of the Preferred shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

1.3     Voting Rights

Except as hereinafter referred to or as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of Preferred shares, the holders of the Preferred shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

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2.     PROVISIONS ATTACHING TO THE COMMON SHARES

The Common shares of the Corporation shall have attached thereto the following rights, privileges, restrictions and conditions:

2.1     Dividends

Subject to the prior rights (if any) of the holders of the Preferred shares and any other shares ranking senior to the Common shares with respect to priority in the payment of dividends, the holders of Common shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of monies properly applicable to the payment of dividends, in such amount and in such form as the board of directors of the Corporation may from time to time determine and all dividends which the board of directors of the Corporation may declare on the Common shares shall be declared and paid in equal amounts per share on all Common shares at the time outstanding.

2.2     Dissolution

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights (if any) of the holders of the Preferred shares and any other shares ranking senior to the Common shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Common shares shall be entitled to receive the remaining property and assets of the Corporation.

2.3     Voting Rights

The holders of the Common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Common share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

Schedule "B"

Statement of Corporate Governance Practices

		TSX Guidelines	Adherence	Comments

1.		Board should explicitly assume responsibility for stewardship of the Company, and specifically for:

	(a)	Adoption of a strategic planning process	Yes	The Board reviews, approves and provides guidance in respect of the strategic planning process.

	(b)	Identification of principal risks, and implementing risk management systems	Yes	Senior management assess and review the Company's principal business risks with the Board, through its committees, as part of the Company's ongoing strategic planning.

	(c)	Succession planning andappointing, training andmonitoring seniormanagement	Yes	The Board, with the assistance of the Compensation Committee, takes responsibility for appointing, training and monitoring members of senior management, establishing annual objectives and measuring performance against these objectives. The Company has no formal succession plan.

	(d)	Communications policy	Yes	The Board has put procedures in place to ensure effective communication between the Company, its shareholders and the public, including the dissemination of information on a regular and timely basis in compliance with all applicable securities laws. The Company has specific individuals responsible for corporate communications and relations with shareholders and prospective investors.

	(e)	Integrity of internal control and management information systems	Yes	The Board, through the Audit Committee, reviews compliance of financial reporting with accounting principles and appropriate internal controls. This Committee meets at least annually with the auditors of the Company.

2.		Majority of the directors should be "unrelated" (independent of management and free from conflicting interest).	Yes	The majority of the Board is "unrelated", meaning independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests and relationships arising from shareholding.

3.		Disclose for each director whether he or she is related, and how that conclusion was reached	Yes	Mark C. Rogers	Related (Executive Chairman)
				Robert W. Rieder	Related (President and CEO)
				Alan M. Ezrin	Related (CSO)
				Arthur (Tim) Garson, Jr.	Unrelated
				Fred H. Mermelstein	Unrelated
				Kim Sun Oh	Unrelated
				Elizabeth L. Rogers	Related (Spouse to Executive Chairman)
				Ralph Snyderman	Unrelated
				Michael J.A. Walker	Unrelated

2

		TSX Guidelines	Adherence	Comments

4.	(a)	Appoint a committee	Yes	The Nomination Committee is responsible for the
		responsible for		appointment and the assessment of the Chairman and
		appointment/assessment of		individual directors. The Corporate Governance
		directors		Committee is responsible for the assessment of the Board
and its committees. See "Corporate Governance – Board
Committees – Corporate Governance Committee" and "–
Nomination Committee".

	(b)	Composed exclusively of non-	Yes	The current Nomination Committee and the Corporate
		management directors, the		Governance Committee are composed of exclusively non-
		majority of whom are		management directors, the majority of whom are
		unrelated		unrelated.

5.		Implement a process for	Yes	The mandate of the Corporate Governance Committee
		assessing the effectiveness of		includes assessing the effectiveness of the Board and its
		the Board, its committees and		committees. The mandate of the Nomination Committee
		individual directors		includes assessing the effectiveness of the Chairman and
individual directors.

6.		Provide orientation and	Yes	New Board members receive a director's briefing including
		education programs for new		reports on operations, results, terms of reference for the
		directors		Board, and Board Committees, as well as all public
disclosure filings made by the Company.
Board meetings are generally held at the Company's
facilities and combined with tours and presentations by the
Company's management and employees to give the
directors additional insight into the business.

7.		Consider the size of the Board	Yes	The Company believes that its nine members of the Board
		with a view to improving		can effectively carry out Board duties while presenting a
		effectiveness		diversity of views and experience.

8.		Review compensation of	Yes	The Board annually reviews the adequacy and form of the
		directors in light of		compensation of directors and ensures the compensation
		responsibilities and risk		realistically reflects the responsibilities and risk involved in being an effective director.

9.	(a)	Committees should generally	Yes	All committees of the Board are composed entirely of non-
		be composed of non-		management directors.
management directors

	(b)	Majority of committee	Yes	All committees of the Board are composed of a majority of
		members should generally be		unrelated directors, and the Audit Committee is composed
		unrelated		entirely of unrelated directors.

10.		Appoint a committee	Yes	The Corporate Governance Committee is generally
		responsible for approach to		mandated to be responsible for developing policies
		corporate governance issues		relating to the Company's approach to corporate
governance issues. See "Corporate Governance – Board
Committees – Corporate Governance Committee."
11.	(a)	Define limits to management's
responsibilities by developing
mandates for:

		(i) the Board	Yes	The Board is responsible for the proper stewardship of the
Company. The Board is mandated to represent the
shareholders to select the right CEO, assess and approve
strategic direction of the Company, ensure appropriate

3

		TSX Guidelines	Adherence	Comments

processes of risk assessment, management and internal
control are in place, monitor management performance
against agreed benchmarks, and assure the integrity of
financial reports. Any responsibility which is not delegated to senior management or to a committee of the Board
remains with the entire Board.

		(ii) the Chief Executive	Yes	The Board has delineated limits on the Chief Executive
		Officer		Officer's responsibilities by indicating which decisions and transactions require prior Board approval.

	(b)	Board should approve Chief	Yes	The corporate objectives that the Chief Executive Officer
		Executive Officer's corporate		is responsible for meeting, with the rest of management
		objectives		under his supervision, are determined by the
Compensation Committee annually. Performance of the
Chief Executive Officer and management is assessed
against achievement of these corporate objectives and the
Company's strategic plans.

12.		Establish structures and	Yes	The Board functions independently of management, as
		procedures to enable the Board		only two of its nine members are also members of
		to function independently of		management. The Chairman of the Board, Mark C.
		management		Rogers, is not a member of management, although he does
act as an advisor to the Company. At all meetings of the
Board, where a potential management conflict with respect
to a matter being discussed is present, the opportunity is
available for any non-management Board member to
request that members of management be excused, so that
the matter may be discussed without a representative of
management being present.

13.	(a)	Establish an audit committee	Yes	The Board has established an Audit Committee with a
		with a specifically defined		specifically defined mandate. See "Corporate Governance
		mandate		– Board Committees – Audit Committee".

	(b)	All members should be non-	Yes	All members of the Audit Committee are non-management
		management directors		directors.

14.		Implement a system to enable	Yes	Individual directors can engage outside advisers at the
		individual directors to engage		expense of the Company with the authorization of the
		outside advisers, at		Board or on the recommendation of the Corporate
		corporation's expense		Governance Committee.

Exhibit 15

PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF CARDIOME PHARMA CORP. (THE "COMPANY") FOR USE AT THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON MONDAY, MAY 12, 2003 AND ANY ADJOURNMENT THEREOF.

The undersigned registered shareholder of the Company hereby appoints **Robert W. Rieder**, the President, Chief Executive Officer and a director of the Company, or failing this person, **Mark C. Rogers**, the Chairman of the Board and a director of the Company, or in the place of both of the foregoing, ______________________________ (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all [or _______________] of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the Meeting and at any adjournment thereof. **Unless the undersigned directs otherwise, the nominee is hereby instructed to vote the common shares of the Company held by the undersigned as follows:**

	For	Withhold
1. To appoint Ernst & Young LLP, Chartered Accountants, as auditors of the Company.	☐	☐
2. To elect as a director:		
(a) Mark C. Rogers	☐	☐
(b) Robert W. Rieder	☐	☐
(c) Alan M. Ezrin	☐	☐
(d) Arthur (Tim) Garson, Jr.	☐	☐
(e) Fred Mermelstein	☐	☐
(f) Kim Sun Oh	☐	☐
(g) Ralph Snyderman	☐	☐
(h) Michael J.A. Walker	☐	☐
(i) Kenneth Galbraith	☐	☐

The undersigned registered shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

Signature: ______________________________ **Date:** ______________________

(Proxy must be signed and dated)

Name: ______________________________

(Please Print)

If someone other than the named registered shareholder signs this Proxy on behalf of such shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy.

To be used at the Meeting, this Proxy must be received at the offices of ***Pacific Corporate Trust Company*** *by mail or by fax no later than 48 hours before the Meeting or with the Chairman of the Meeting on the day of the Meeting prior to its commencement. The mailing address of* ***Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8*** *and its fax number is* ***(604) 689-8144****.*

1. ***If the registered shareholder wishes to attend the Meeting to vote on the resolutions in person***, please register your attendance with the Company's scrutineers at the Meeting.

2. ***If a beneficial shareholder's securities are held by an intermediary (eg. a broker) and the shareholder wishes to attend the Meeting to vote on the resolutions,*** such shareholder may only do so if he, she or it has instructed the intermediary to transfer the registration of such securities under the name of such beneficial shareholder before the record date, being April 3, 2003. Only registered shareholders as at the record date are entitled to vote in person at the meeting, subject to the provisions of the *Canada Business Corporations Act*.

3. ***If the registered shareholder cannot attend the Meeting but wishes to*** vote on the resolutions, the shareholder can ***appoint another person,*** who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote for or against that resolution.

4. ***If a registered shareholder cannot attend the Meeting but wishes to*** vote on the resolutions and to ***appoint one of the individuals named by management*** as proxyholder, please leave the wording appointing such individual as shown, sign and date and return the Proxy. Where no choice is specified by the shareholder on a resolution shown on the Proxy, an individual appointed by management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this Proxy will be voted in accordance with the instructions of the registered shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities may be voted by the individual appointed as the proxyholder, in its sole discretion, sees fit.

6. If a registered shareholder votes by completing and returning the Proxy, such shareholder may still attend the Meeting and vote in person should such shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Management Proxy Circular.

7. This Proxy is not valid unless it is dated and signed by the shareholder or by such shareholder's attorney duly authorized by such shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

8. To be valid, this Proxy, duly dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, Pacific Corporate Trust Company, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or delivered to the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting.

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor
Vancouver, B.C. V6C 3B8

Telephone: (604) 689-9853
Fax: (604) 689-8144

April 14, 2003

B.C. Securities Commission
Executive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C. V7Y 1L2

Dear Sirs\Mesdames:

RE:	CARDIOME PHARMA CORP MAILING ON APRIL 14, 2003

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all of the registered members of the Company and to intermediaries in accordance with National Instrument 54-101:

•	Notice of Meeting	•	Information Circular
•	Proxy	•	Supplemental Return Card
•	Annual Financial Statements for the Year Ending December 31, 2002	•	2002 Annual Report

Furthermore, we wish to confirm the 2001 Annual Report of the Company was mailed out on April 19TH,2002.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

‘’Heather Plume’’

Heather Plume
HP/jo

cc: Alberta Securities Commission	cc: TSX Venture Exchange
cc: Ontario Securities Commission	cc: Cardiome Pharma Corp
cc: Quebec Securities Commission	cc: Catalyst Corporate Finance Lawyers
cc: Registrar of Securities – YT	cc: Ernst & Young

2002 ANNUAL REPORT

Theme:

Safety, Efficacy, Speed of Action

Cardiome’s clinical trial successes spur progress

Safety, efficacy, speed of action – the hallmarks of a successful drug therapy and the foundation of Cardiome Pharma Corp.’s business-building vision.

Cardiome is a product-focused cardiovascular drug development company that has three late-stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Having secured the largest public offering of any comparable Canadian biotech company in 2002, Cardiome is now on track to prove and commercialize its drug candidates including RSD1235, which safely treats atrial fibrillation and addresses a market potentially valued at more than $1 billion per year.

RSD1235 ready for Phase III testing

While Cardiome has a broad portfolio of drug development programs, the spotlight in 2002 has been on RSD1235. It has shown remarkable promise in its first two rounds of patient testing as a remedy for atrial fibrillation (AF), an incapacitating and sometimes fatal cardiovascular disease in which the heart’s atria beat irregularly up to 1,000 times per minute.

RSD1235 – ready for its most important round of clinical testing before commercialization – is an acute-use, intravenous treatment for atrial fibrillation. It safely and quickly terminates atrial fibrillation by selectively blocking potassium and sodium ion channels in the heart that contribute to episodes of AF. In fact, clinical studies to date suggest that RSD1235’s unique mechanism of action may have several distinct advantages over existing drugs on the market, including a high conversion/efficacy rate, fast onset of action, an excellent safety profile, and reduced negative side effects.

An intravenous antiarrhythmic drug with RSD1235’s profile, after completing thorough testing, could enjoy potential worldwide peak sales of US$300 million to US$600 million per year.

While currently earmarked as an effective Emergency Room treatment for acute attacks of AF, early research indicates that RSD1235 can be taken orally and therefore may also be useful as a chronic treatment to prevent AF attacks. With six million sufferers of atrial fibrillation in the developed world, an effective oral drug to prevent the onset of an attack would represent a breakthrough in the development of drugs to treat cardiovascular diseases.

Safety

To date, RSD1235 clinical trials have involved 76 atrial fibrillation patients/volunteers – all safely treated without a single occurrence of drug-related proarrhythmia, a side effect of other competing treatments that has severely restricted their use. RSD1235 has shown in testing that it safely and quickly returns patients normal heart rhythms.

Efficacy

In Phase II testing involving intravenous delivery, RSD1235 terminated atrial fibrillation in 61% versus 5% for placebo. Current drugs have only a modest efficacy and can take as long as 24 hours to terminate an AF episode.

Speed of Action

In patients/volunteers, RSD1235 has been infused intravenously over a 10-minute period. In many cases, RSD1235 restored normal heart rhythms while the infusion was still underway. Atrial fibrillation was terminated within 11 minutes and normal sinus rhythm was achieved in 14 minutes. A fast onset of action has strong appeal for both physicians and patients.

Cardiome Pharma’s 2002 Achievements

  Completed the acquisition of Paralex, Inc., with its congestive heart failure technology (March 8, 2002). The acquisition broadens Cardiome’s development pipeline with two clinical stage programs for oxypurinol – a novel therapy for congestive heart failure and a treatment for main-line therapy-intolerant gout patients. As a treatment for gout, oxypurinol may generate revenues for Cardiome as early as 2004.
  Completed C$31million financing (March 8, 2002), the largest offering for a comparable biotechnology company in Canada in 2002. Nearly 20 institutions participated in the deal.
  Appointed Dr. Alan Moore, Cardiome’s Executive VP Clinical and Regulatory Affairs (May 28, 2002). Dr. Moore has extensive cardiovascular clinical development experience and 23 years of senior management experience in pharmaceutical R&D.
  Completed Phase II trial in RSD1235 atrial fibrillation program with positive results (September 3, 2002). RSD1235’s high efficacy rate, fast onset of action and excellent safety profile may set a new standard for acute-use antiarrhythmic drugs.
  September 19, 2002 Cardiome announced the sale of technology and intellectual property pertaining to Cardiome’s preclinical anti-tussive program to UCB, S.A.

  Opened a Phase II/III investigational new drug (IND) study applying oxypurinol to congestive heart failure patients. Study design was reviewed and agreed to in a meeting with the Food and Drug Administration’s Cardio-Renal staff (November, 2002). The study will measure the effect of oxypurinol on improvement of symptoms and survival.
  Completed RSD1235 oral bioavailability tests (December, 2002). Blood levels of orally administered RSD1235 reached concentrations equivalent to the clinically effective doses seen in the Phase II study, which focused on intravenous delivery. The results suggest that RSD1235 could be delivered both intravenously and orally, greatly increasing the market potential for the drug.

Cardiome Pharma’s 2003 Objectives

  Complete a partnership with RSD1235
  Begin enrolment of 400-patient phase II/III study with oral oxypurinol
  Submit a new drug application (NDA) for oxypurinol in the treatment of gout
  Begin a Phase III study of RSD1235
  Complete one Phase II study of intravenous oxypurinol in Congestive Heart Failure

Perspectives of Cardiome’s Drug Candidate Portfolio

ILLUSTRATION: Cardiome’s Clinical Development Pipeline
Antiarrhythmic Program
RSD1235 Acute Use Intravenous ________________________________ Phase III
RSD1235 Chronic Use Oral _______________ Phase I
Kv1.5 ________________________ development

Oxypurinol for Congestive Heart Failure & Gout
Oxypurinol Congestive heart failure – Intravenous __________ Phase II/III
Oxypurinol Congestive heart failure – Oral ________________ Phase II
Oxypurinol [Allopurinol intolerant hyperuricemia (gout)] ___________ NDA stage

Quotations

“Atrial fibrillation (AF) refers to chaotic electrical rhythms of the heart’s upper chambers (atria) that normally pump blood to the lower chambers (ventricles). RSD1235 appears to act only on potassium and sodium channels contributing to atrial fibrillation. We are very encouraged to observe that RSD1235 has been tested safely without a single incidence of drug-related proarrhythmia, a major and potentially fatal side effect of existing AF therapies. Other antiarrhythmic drugs are non-selective for the atria, resulting in unwanted effects on the ventricles. The unique profile of RSD1235 is expected to be especially suitable for conversion of acute AF with an improved safety profile over current non-atrial selective antiarrhythmics.”

— Alan Ezrin, PhD
— Chief Scientific Officer,
— Cardiome Pharma Corp.

"One of the potential applications of RSD1235 is that it will simplify [AF]treatment in the emergency department and in the hospital. Currently, many physicians administer drugs intravenously to slow the heart and then they attempt to convert the patient to normal sinus rhythm, with either electrical or medical treatment. With RSD1235's rapid onset of action, we won't need to slow the heart or use alternative treatments for cardioversion. We can get the patient out of trouble much faster.

"In addition, emergency departments in Canada and in the US suffer from serious overcrowding; there are lots of patients waiting in the emergency department! Current drugs that take as long as 24 hours to convert atrial fibrillation are really of no value to physicians working in such a setting. We could not afford to wait this long to witness an effect and follow-up is not easy to arrange. As a result, emergency physicians more and more frequently electrically cardiovert these patients, which has serious potential side effects.

"If RSD1235 works in Phase III the way it was presented in the Phase II CRAFT study - highly effective, fast onset and safe - my sense is thatemergency physicians would use this as our first line agent."

—  Brian Rowe, MD, Msc, CCFP (EM)
—  Research Director of Emergency Medicine
—  University of Alberta Hospital and CRAFT* Investigator Steering Committee

“RSD1235 appears to be a highly effective drug for treatment of atrial fibrillation. The conversion rate is exciting and the drug appears to be very well tolerated.”

— Denis Roy, MD, FRCP(C), FACC
— Cardiologist, Electrophysiologist
— Faculty, University of Montreal
— Chair CRAFT* Steering Committee

*CRAFT: Cardiome’s Recent Onset A F Trial

Congestive Heart Failure: The Silent Epidemic

Cardiome’s oxypurinol, in Phase II testing, represents a new strategy in treating patients with Congestive Heart Failure (CHF) by improving the reduced efficiencies of their hearts as pumps.

CHF is the failure of the heart to pump adequate amounts of blood to meet the needs of the body. The condition is life threatening and produces symptoms of fatigue, shortness of breath and swelling from fluid retention.

Today, 10 million people in the developed world suffer from CHF – the only significant cardiovascular disorder to show a marked increase in incidence over the past four decades. And with the incidence of newly diagnosed CHF cases exceeding 3.6 million each year, CHF is now characterized as an epidemic. The mortality rate is comparable to the worst forms of cancer – almost 33% of CHF patients die within one year of diagnosis and 70% within five years. The current cost of drugs to treat CHF is more than US$1.5 billion per year worldwide.

Although existing CHF treatment options reduce death and hospitalization rates, patients with CHF still suffer high mortality rates and frequent hospital admissions. Patients with CHF take an average of six different drugs including ACE inhibitors, beta-blockers, and diuretics.

Oxypurinol possesses is the first of a class of drugs that increase cardiac contraction without an increased energy requirement.

Three Phase II studies for oxypurinol are underway in 2003:

  The OPT-CHF (OxyPurinol Therapy for CHF) study, reviewed by FDA Cardio-Renal staff in November 2002, is placebo-controlled trial involving 400 patients which will demonstrate the efficacy and safety of oral oxypurinol. Measures of clinical efficacy (e.g., six-minute walk test, maximum oxygen consumption, and quality of life), as well as clinical outcomes (e.g., death, worsening heart failure, and hospitalization) will be assessed.
  The EXOTIC (Evaluation of XanThine Oxidase Inhibition on Coronary Vasomotion) study will assess the beneficial effects of oxypurinol on endothelial dysfunction, a vascular imbalance in the layer of cells that line the blood vessels leading to poor blood flow, which accompanies coronary heart disease and CHF.
  A related study, EXOTIC-EF (Evaluation of XanThine Oxidase Inhibition on Cardiac Ejection Fraction) will be conducted in CHF patients to evaluate the effect of oxypurinol on left ventricular performance.

Oxypurinol’s alternative use: Gout

The age-old problem of gout, a chronic and painful swelling of the joints caused by increased uric acid levels in the body, is associated with obesity, diabetes, alcoholism and coronary artery disease.

Frequently an inherited condition, gout is prompted by either the overproduction of uric acid or the under excretion of uric acid by the kidneys and results in needle like crystals deposited in joints, causing inflammation. While millions of patients suffer from gout in the developed world, Cardiome’s oxypurinol has been identified as an alternative to the widely used gout treatment allopurinol, for which an estimated 4% of patients become intolerant.

This group of patients who cannot tolerate standard therapy are recognized in the U.S. as having a “rare” or "orphan" disease as it affects fewer than 200,000 people in the United States. Companies with products that can safely treat rare disorders may be granted “orphan drug” status upon approval that would provide market exclusivity for up to seven years. Oxypurinol has been successfully administered in a "compassionate use program" for these patients who are desperate for a more effective treatment to alleviate their suffering. Cardiome is progressing rapidly with filing a new drug application (NDA) with the FDA in 2003. Upon approval, Cardiome would record for the first time, sales of a new drug. Physicians would gain wider access to oxypurinol for their patients with no other treatment options to alleviate the signs and symptoms of this debilitating disease.

To Our Shareholders

Cardiome has been driven by its research commitment to improve patients’ lives with safer, more effective medicines to combat heart disease. In 2002, we made a significant step forward in realizing this goal with the advancement of our internally discovered product RSD1235 in atrial arrhythmia and acquisition of a new product, oxypurinol, for congestive heart failure. Equally important, 2002 marked a critical year where we set the foundation for a commercially viable company. The in-hospital acute use formulation of RSD1235 is approximately three years from filing for commercialization. Oxypurinol in the meantime has commercial prospects beyond congestive heart failure and has been shown to be effective in treating gout patients who cannot tolerate the current gold standard for therapy.

The gout program represents an area where Cardiome can be opportunistic in exploiting near-term market opportunities and still remain focused on our long-term goals in building a preeminent, product-focused cardiovascular company. The commercial oxypurinol clinical package for gout is expected to be ready for filing for marketing approval in 2003 under an orphan drug designation granted by the FDA. Oxypurinol could be marketed in 2004, less than two years from the date the Company acquired the product.

Oxypurinol has been used in about 500 patients in the past 30 years in clinical trials and in compassionate release programs under previous sponsors. Since Cardiome acquired the compassionate use program, inquiries from physicians and patients have increased measurably, demonstrating an underlying demand by patients unable to tolerate allopurinol, the standard therapy for gout. We have testimonials describing the improvements in patients’ lives in response to oxypurinol. Improvements while on oxypurinol include reductions adverse reactions.

Cardiome is also developing oxypurinol for congestive heart failure, and these efforts have been aided by the extensive safety data generated from the previously mentioned gout program. In addition, since acquiring the oxypurinol for CHF program, published scientific literature has highlighted the potential role that our acquired products may play in cardiac disease. We believe that oxypurinol will be the first drug of its kind to treat congestive heart failure. The application of oxypurinol to congestive heart failure is protected by a broad patent held by Cardiome. This patent, invented by Dr. Eduardo Marbán of Johns Hopkins University, was issued in the United States on November 5th, 1998. In addition, we have taken other important measures to ensure we have iron-clad protection from competition in this space.

While 2002 marked a turning point for Cardiome, we expect 2003 to be a year in which we will achieve important clinical, business and financial milestones that will directly reward our shareholders. We expect to complete a partnership for the commercialization of RSD1235, and remain confident of achieving this goal based on last September’s outstanding clinical results. In the second half of 2003, we plan to start a Phase III study of RSD1235, signaling an important move forward towards commercialization. Oxypurinol will become a more visible product with the completion of a proof-of-concept study in congestive heart failure. We will recognize revenue in 2003 from the UCB Pharma agreement (announced Sept. 19, 2002) and exercise prudent management of our expenses. Finally, we expect to submit a New Drug Application (NDA) for the use of oxypurinol in patients with allopurinol intolerant symptomatic hyperuricemia (gout). If successful, we could have a commercial product in 2004.

On behalf of the board of directors and employees of Cardiome, I want to thank our many institutional and individual investors who have supported our initiatives. We also thank the study investigators and patients who have participated in the clinical trials that validate the safety and efficacy of our clinical portfolio. We are unequivocally committed to rewarding the confidence of these investors, physicians and patients as we move into 2003.

“Bob Rieder”

Bob Rieder
President and CEO

Media & Publications Highlight Opportunities for RSD1235 and Oxypurinol

As part of the exploration of current antiarrhythmic drugs and their shortcomings in meeting patients’ and physician’s needs, a published review provide context about the health issues that Cardiome Pharma’s products address.

New England Journal of Medicine 2002; 347:1825-33.

According to a major study published in the New England Journal of Medicine, current antiarrhythmic drugs are inadequate due to side effects and more frequent hospitalizations. A large study evaluating rhythm control drugs versus rate control drugs shows that rhythm control drugs prevent no more deaths than alternative, often secondary, approaches to treatment which merely control the rate at which the heart beats – and may have some disadvantages, including more hospitalizations and adverse drug effects.

The specific drugs initially chosen were: digoxin, beta blockers and calcium channel blockers in the “rate control” group, and amiodarone, sotalol, propafenone, procainamide, quinidine, flecainide, disopyramide and moricizine in the “rhythm control” group.

More patients initially assigned to rhythm control crossed over to the rate control group than the reverse. This finding reinforces other studies that found antiarrhythmic drug therapies frequently fail.

These results highlight the need for a safe and effective new rhythm control therapy.

www.naspe.org/library/naspe_on_clinical_trials/affirm/

Since acquiring the xanthine oxidase program for congestive heart failure and gout, published scientific literature has highlighted the potential role that xanthine oxidase plays in cardiac disease. Two peer-reviewed studies provide evidence to support the potential role of oxypurinol in congestive heart failure.

Xanthine Oxidase Inhibitors Demonstrate a Positive Effect on Blood Vessels Circulation. 2003;107:416-21

Researchers at the University of Iowa College of Medicine in Iowa City compared 14 smokers to 14 non-smokers, aged 18 to 85. To measure changes in blood vessel function, participants were randomly given either a single 600-milligram oral dose of a xanthine oxidase inhibitor like Cardiome’s oxypurinol or no drug at all. Everyone received an artery stimulant called acetylcholine.

Dilation changes were significantly lower among smokers – 254% compared to 390% – after taking acetylcholine.

However, the xanthine oxidase inhibitor appeared to make the smokers' arteries more sensitive to acetylcholine. After taking the xanthine oxidase inhibitor, smokers' response to acetylcholine improved to 463% while non-smokers' reactions remained relatively stable at 401%. www.healthy.net/scr/news.asp?Id=6414

Xanthine Oxidase Inhibitors Demonstrate a Positive Effect on the Oxygen Consumption by the Heart Circulation. 2001;104:2407-2411

A study by Coppola from Johns Hopkins demonstrated that inhibition of xanthine oxidase improves the ratio between left ventricular performance and myocardial oxygen consumption (MVO2). The following measures were obtained: dp/dtmax, pulse pressure, stroke work, and MVO[2]. Values were compared before and after intracoronary infusions of a xanthine oxidase inhibitor, similar to Cardiome’s oxypurinol. Following the infusion, the xanthine oxidase inhibitor significantly decreased myocardial oxygen consumption while the other parameters remained unchanged. As a result, mechanical efficiency increased.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the audited consolidated financial statements and related notes included therein.

OVERVIEW

Cardiome Pharma Corp. (the “Company” or “Cardiome”) is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. The Company has three programs focused on arrhythmia and congestive heart failure (“CHF”), as well as a program, applying its CHF drug candidate, for the treatment of allopurinol intolerant hyperuricemia (or gout).

The Company’s arrhythmia drug candidates are designed to stop and prevent future occurrences of arrhythmia by selectively targeting tissue found only in the upper chambers of the heart (“atrial arrhythmia”), and act to block specific ion channels, which are specialized pores in the membrane of cells. Cardiome’s CHF drug candidate, Oxypurinol, is one of the class of drugs known to inhibit the enzyme xanthine oxide. Xanthine oxide is an enzyme that degrades a particular protein called xanthine oxidase, which is important to human heart function. The following table indicates the name of the Company’s drug candidates, the therapeutic focus of the products and the stage of development of the projects:

Drug
Candidate	Therapeutic Focus	Stage of Development

RSD1235	Atrial Arrhythmia	Phase II clinical trial completed
Kv1.5	Atrial Arrhythmia	Pre-clinical
Oxypurinol	Congestive Heart Failure	Phase II/III clinical trial initiated
Oxypurinol	Allopurinol Intolerant Hyperuricemia (gout)	NDA stage

ACQUISITION OF U.S. SUBSIDARY

On March 8, 2002, the Company acquired 100% of the outstanding common shares of Cardiome, Inc. (formerly Paralex, Inc.), a development stage enterprise. The acquisition provides the Company with certain intellectual property rights, under a license from the Johns Hopkins University, relating to the use of xanthine oxidase inhibitors for treatment of congestive heart failure (the “CHF technology”), other cardiovascular disorders and neuromuscular disease. The acquisition also provides the Company with the rights, under an exclusive worldwide sublicense from ILEX Oncology, Inc. (“ILEX”), to ILEX’s rights under its license agreement with Burroughs Welcome Co. and The Wellcome Foundations, Ltd. to oxypurinol for the treatment of hyperuricemia (gout) in humans who are intolerant of allopurinol. ILEX also granted the Company an exclusive license to certain safety and efficacy clinical data, know-how and an option to acquire additional efficacy clinical data of oxypurinol for the treatment of gout. Oxypurinol is one of the known xanthine oxidase inhibitor. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Cardiome, Inc. The Company planned to use the combination of these licenses to expedite the development of the CHF technology directly into Phase II efficacy studies without having to do a Phase I clinical trial. The Company subsequently initiated a Phase II/III clinical trial in March 2003. As described in Note 4 to the audited consolidated financial statements for the year ended November 30, 2002, the acquisition has been accounted for using the purchase method of accounting and accordingly the results of operations have been included in the consolidated statement of loss and deficit from the date of acquisition.

CRITICAL ACCOUNTING POLICIES

The audited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in Note 16 to the audited consolidated financial statements for the year ended November 30, 2002. These accounting principles require the Company to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. Areas of significant estimates include recognition of revenue, research and development costs and amortization of intangible assets.

The significant accounting policies that the Company believes are the most critical in fully understanding and evaluating the reported financial results include the following:

  Revenue recognition
  Research and development costs
  Intangible assets

Revenue recognition

Revenue to date has primarily been derived from licensing fees, which are comprised of initial fees and milestone payments from collaborative licensing arrangements. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when the Company has no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require the Company’s ongoing involvement are deferred and amortized into income over the estimated period of its ongoing involvement.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to the Company’s research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date.

Intangible assets

Intangible assets are comprised of purchased technology licenses, including those acquired in exchange for the issuance of equity instruments issued by the Company. Technology licenses are amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years. The Company determines the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. The Company reviews the carrying value of its intangible assets on an annual basis to determine if there has been a change in any of these factors. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

CHANGE IN ACCOUNTING POLICIES

Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 (“SAB 101”) Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under the arrangement, as described in Note 2 to the audited consolidated financial statements for the year ended November 30, 2002. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received. This change has been applied retroactively and all prior periods reported prior to the adoption of SAB101 have been adjusted accordingly.

Effective December 1, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

RESULTS OF OPERATIONS

For the fiscal year ended November 30, 2002 (“fiscal 2002”), the Company recorded a net loss of $14,029,706 ($0.60 per common share). These results compared with a net loss of $7,157,885 ($0.69 per common share) and $6,495,636 ($0.69 per common share) for the years ended November 30, 2001 (“fiscal 2001”) and November 30, 2000 (“fiscal 2000”) respectively. Since its inception in 1986, Cardiome has accumulated a total deficit of $44,425,816. The increase in operating losses since fiscal 2000 resulted principally from the expanded research and development activities in the Company’s ongoing cardiac arrhythmia programs as well as the additions of the CHF program and gout program, as a result of its acquisition of Cardiome, Inc.

(formerly Paralex, Inc.) as described in Note 4 to the audited consolidated financial statements for the year ended November 30, 2002. Increased business development and investor relations activities also contributed to the increase in operating loss. These results of operations were in line with management’s expectations. The Company expects losses to continue for the next several years as it invests in its product research and development, including pre-clinical studies, clinical trials and regulatory compliance.

Revenues

Total revenue for fiscal 2002 increased to $1,805,409, compared to $285,165 and $227,458 for fiscal 2001 and fiscal 2000 respectively.

Research collaborative and licensing revenue increased to $1,768,409 for fiscal 2002, compared to $197,028 and $92,095 for fiscal 2001 and fiscal 2000 respectively. The current year increase was mainly attributable to the recognition of the remaining deferred revenue of $1,272,764 associated with the license agreement with AstraZeneca A.B. (“AstraZeneca”) related to RSD1122, resulting from the termination of the license agreement on June 18, 2002. During fiscal 2002, the Company entered into a development and transfer agreement with UCB Farchim S.A. (“UCB”) under which UCB purchased from the Company the exclusive rights to an anti-tussive program, one of the Company’s discontinued programs. The amortization of $132,267 of the initial payment for this arrangement and contract research fees of $238,080 (US$150,000) for services provided to UCB also contributed to the increased research collaborative and licensing fees for fiscal 2002. See Note 13 to the audited consolidated financial statements for the year ended November 30, 2002. The amortization of deferred revenue related to the license agreement with AstraZeneca, which was entered into in November 2000, increased by $138,622 to $151,224 for fiscal 2001, as compared with fiscal 2000, was the primary reason for the increase in research collaborative and licensing fees for this fiscal year.

Grant income decreased to $37,000 for fiscal 2002, compared to $88,137 and $135,363 for fiscal 2001 and fiscal 2000 respectively. The decline of grant income in the two recent fiscal years was mainly due to the end of grant payments from the Science Council of BC in April 2001.

The Company does not anticipate revenues from product sales in the next several years. The Company expects its sources of revenue for the next several years will be payments under existing and new collaborative research and development agreements. The extent and timing of such additional research collaborative and licensing fees, if any, will depend on the overall structure and the development progress of the underlying technologies of these agreements, including the achievement of certain milestones by the Company’s partners.

Research and Development Expenditures

Research and development expenditures increased to $10,146,508 in fiscal 2002, compared to $5,498,838 and $4,732,656 for fiscal 2001 and fiscal 2000 respectively. The increase in research and development expenditures for fiscal 2002 were primarily due to the newly acquired CHF program and gout program, as well as the expanded activities in connection with its ongoing cardiac arrhythmia programs.

Specifically, the increase of approximately $4,648,000 in research and development expenditure for fiscal 2002, as compared to fiscal 2001, was mainly attributed to the increase of spending in the RSD1235 program, the CHF project, the gout project and the Kv1.5 project by approximately $1,452,000, $2,101,000, $782,000 and $392,000 respectively; these increases were offset by a decline of spending in the discontinued projects by approximately $113,000. The increase of approximately $766,000 in research and development expenditure for fiscal 2001, as compared to fiscal 2000, was mainly attributed to the increase of spending in the RSD1235 program of approximately $1,389,000 offset by a decline of spending in the discontinued projects by approximately $623,000. The increases of expenditures in the RSD1235 program were primarily due to the cost associated with the completion of Phase II and Phase I clinical trial in fiscal 2002 and fiscal 2001 respectively.

The Company expects the research and development expenditures for the year ending November 30, 2003 (“fiscal 2003”) to be approximately or slightly higher than those incurred in fiscal 2002. A significant portion of the research and development expenditures in fiscal 2003 will be incurred in the proof of concept study on an oral application of RSD1235, manufacture of additional RSD1235 drug supplies, the Phase II/III clinical trial on an oral application of Oxypurinol for the treatment of CHF, and reanalysis of the acquired clinical data of Oxypurinol for the treatment of gout. The Company is currently in the process of developing its strategy for a Phase III clinical trial for the intravenous application of RSD1235 which may involve a third party collaboration; therefore, cost estimates and estimated completion dates are not currently available. In the meantime, the Company will continue seeking partnerships with other pharmaceutical companies to help further develop and market this compound.

General and Administration Expenses

General and administration expenses for fiscal 2002 increased to $3,409,940, as compared to $1,741,193 and $1,569,044 for fiscal 2001 and fiscal 2000 respectively. The increase in general and administration expenses for fiscal 2002, as compared to fiscal 2001, was attributed to the increased expenditures of approximately $952,000 and $717,000 associated with the expanded business development and investor relations activities respectively. The increase in general and administration expenses for fiscal 2001, as compared to fiscal 2000, was primarily due to the costs related to the expanded corporate activities of approximately $252,000; this increase was offset by a decline of spending in investor relations activities of approximately $80,000. The Company expects general and administration expenditure for fiscal 2003 to be comparable to those incurred in fiscal 2002.

Amortization

The Company recorded $3,011,501 of amortization for fiscal 2002, compared to $550,097 and $917,288 for fiscal 2001 and fiscal 2000 respectively. The increase in amortization for fiscal 2002, as compared to fiscal 2001, was mainly due to the acquisition of capital assets and technology licenses and the additional write-off of patent costs resulting from the discontinuation of one of the cardiac projects in fiscal 2002. The decrease in amortization for fiscal 2001, as compared to fiscal 2000, was mainly due to the write-off of patent costs resulting from the discontinuation of non-cardiac projects in January 2001.

Other Income

Interest and other income increased to $632,834 for fiscal 2002, compared to $347,078 and $495,894 for fiscal 2001 and fiscal 2000 respectively. The increase in fiscal 2002, as compared to fiscal 2001, was due to the higher average cash and short-term investment balances resulting from the public equity offering in March 2002 while the decrease in fiscal 2001, as compared to fiscal 2000, resulted from the lower average cash and short-term investment balances.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s activities during fiscal 2002 were financed mainly by its working capital carried forward from the preceding fiscal year and the net proceeds collected from a recent public offering. On March 8, 2002, the Company successfully completed a public offering of 9,309,657 units (the “Units”) of the Company at a price of $3.32 per Unit for gross proceeds of $30,908,061, as described in Note 11 to the audited consolidated financial statements for the year ended November 30, 2002. At November 30, 2002, the Company had working capital of $17,078,791 as compared to $3,371,871 at November 30, 2001. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $19,736,377 at November 30, 2002 as compared to $4,183,580 at November 30, 2001. The Company invests its cash reserves in highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptance.

Capital expenditures paid by cash during fiscal 2002 were $685,337, comprising $203,375 in capital assets and $481,962 in intellectual property rights. Investing activities also included an expenditure of $1,382,606 with respect to the acquisition of Cardiome, Inc.

The Company believes that it has sufficient resources to fund operations for the next eighteen months. However, the Company's future cash requirements may vary materially from those now expected due to a number of factors, including the progress of clinical trials, progress in product development and changes in the focus and direction of the Company's product development projects. The Company will continue to review its financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.

RISKS AND UNCERTAINTIES

Cardiome believes that its available cash, expected grant and interest income should be sufficient to finance its operational and capital needs through 2003, while maintaining sufficient cash reserves for first half of 2004. Cardiome’s working capital requirements may, however, vary depending upon a number of factors including progress of its research and development programs, the costs associated with completing clinical studies and the regulatory process, collaborative and license arrangements with third parties, opportunities to in-license complementary technologies, and technological and market developments. Consequently, Cardiome may need to raise additional capital to continue its ongoing research and development programs and to commence or continue the preclinical and clinical studies if necessary. In such an event, Cardiome intends to seek additional funding through public or private financing, arrangements with corporate partners, and from other sources. There can be no assurance that such funds will be available on favourable terms, if at all. If adequate funding is not available, Cardiome may be required to substantially reduce its operations.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with the Company’s business. Operating risks include (i) the Company’s ability to successfully complete pre-clinical and clinical development of its products, (ii) the Company’s ability to complete corporate alliances relating to the development and commercialization of its technologies and products, (iii) decisions and the timing of decisions made by health regulatory agencies regarding approval of the company’s products, (iv) the Company’s ability to obtain timely patent and other intellectual property protection for its technologies and products, (v) market acceptance of the Company’s technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance the Company’s activities.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Cardiome Pharma Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts that are based on the best estimates and judgements of management.

The Board of Directors is responsible for ensuring that management fulfils its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP, conduct an independent examination, in accordance with Canadian and United States generally accepted auditing standards, and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“Bob Rieder”	“Doug Janzen”

Robert Rieder	Doug Janzen
President and Chief Executive Officer	Chief Financial Officer

AUDITORS’ REPORT

To the Shareholders of
Cardiome Pharma Corp.

We have audited the consolidated balance sheets of Cardiome Pharma Corp. as at November 30, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended November 30, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 2002 in accordance with Canadian generally accepted accounting principles.

As discussed in note 3 to the financial statements, the Company retroactively changed its policies for revenue recognition and its method of accounting for income taxes.

Vancouver, Canada, February 5, 2003	Chartered Accountants

Cardiome Pharma Corp.
Continued under the laws of Canada

CONSOLIDATED BALANCE SHEETS

Years ended November 30	(expressed in Canadian dollars)

	2002	2001
	$	$

ASSETS
Current
Cash and cash equivalents [note 6]	1,430,349	1,381,750
Short-term investments [notes 6 and 10]	18,306,028	2,801,830
Amounts receivable and other [notes 7 and 15]	583,866	247,211

Total current assets	20,320,243	4,430,791
Capital assets [note 8]	399,646	302,583
Intangible and other assets [note 9]	29,111,861	1,536,249

	49,831,750	6,269,623

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 15]	2,882,789	907,700
Deferred revenue [note 13]	529,068	151,220
Current portion of capital lease obligations [note 12[b]]	25,220	—

Total current liabilities	3,437,077	1,058,920
Capital lease obligations [note 12[b]]	36,260	—
Deferred revenue [note 13]	925,865	1,197,154

Total liabilities	4,399,202	2,256,074

Shareholders’ equity
Share capital [note 11[b]]	88,582,098	32,251,393
Special warrants	—	966,000
Contributed surplus [notes 11[e] and 12[e]]	1,276,266	1,192,266
Deficit	(44,425,816)	(30,396,110)

Total shareholders’ equity	45,432,548	4,013,549

	49,831,750	6,269,623

Commitments [note 12]

See accompanying notes

On behalf of the Board:

"Micheal Walker," Director	"Bob Rieder," Director

Cardiome Pharma Corp.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended November 30	(expressed in Canadian dollars)

	2002	2001	2000
	$	$	$

			[restated -
			see note 3[b] ]
REVENUE
Research collaborative and licensing fees [notes 3[b]
and 13]	1,768,409	197,028	92,095
Grant income	37,000	88,137	135,363

	1,805,409	285,165	227,458

EXPENSES [note 15]
Research and development	10,146,508	5,498,838	4,732,656
General and administration	3,409,940	1,741,193	1,569,044
Amortization	3,011,501	550,097	917,288

	16,567,949	7,790,128	7,218,988

Operating loss	(14,762,540)	(7,504,963)	(6,991,530)

OTHER INCOME
Interest and other income	632,834	347,078	495,894

Loss before income taxes	(14,129,706)	(7,157,885)	(6,495,636)
Future income tax recovery	100,000	—	—

Net loss for the year	(14,029,706)	(7,157,885)	(6,495,636)
Deficit, beginning of year	(30,396,110)	(22,810,225)	(16,314,589)
Adjustment for future income taxes [note 3[a]]	—	(428,000)	—

Deficit, end of year	(44,425,816)	(30,396,110)	(22,810,225)

Basic and diluted loss per common share [note11[g]]	(0.60)	(0.69)	(0.69)

Weighted average number of
common shares outstanding [note11[g]]	23,560,044	10,304,579	9,359,210

See accompanying notes

Cardiome Pharma Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended November 30	(expressed in Canadian dollars)

	2002	2001	2000
	$	$	$

			[restated -
			see note 3[b]]
OPERATING ACTIVITIES
Loss for the year	(14,029,706)	(7,157,885)	(6,495,636)
Add items not affecting cash:
Amortization	3,011,501	550,097	917,288
Stock-based compensation	84,000	136,000	16,000
Future income tax recovery	(100,000)	—	—
Changes in non-cash working capital items relating to
operations:
Amounts receivable and other	(336,655)	143,701	(132,396)
Accounts payable and accrued liabilities	1,741,108	(214,156)	253,458
Deferred revenue	106,559	(151,224)	1,499,598

Cash used in operating activities	(9,523,193)	(6,693,467)	(3,941,688)

FINANCING ACTIVITIES
Issuance of share capital	27,884,444	—	8,009,619
Issuance of special warrants	—	966,000	—
Payment on obligations under capital leases	(15,937)	(41,145)	(60,602)
Repayment of long-term debt	(724,574)	(50,161)	(68,829)

Cash provided by financing activities	27,143,933	874,694	7,880,188

INVESTING ACTIVITIES
Acquisition of Cardiome, Inc.	(1,382,606)	—	—
Purchase of capital assets	(203,375)	(74,776)	(179,085)
Patent costs capitalized	(481,962)	(125,090)	(324,445)
Purchase of short-term investments	(33,717,159)	(8,675,780)	(10,980,385)
Sale of short-term investments	18,212,961	12,845,611	6,583,891
Increase in deferred acquisition costs	—	(16,921)	—

Cash provided by (used in) investing activities	(17,572,141)	3,953,044	(4,900,024)

Increase (decrease) in cash and cash equivalents
during the year	48,599	(1,865,729)	(961,524)
Cash and cash equivalents, beginning of year	1,381,750	3,247,479	4,209,003

Cash and cash equivalents, end of year	1,430,349	1,381,750	3,247,479

Supplemental cash flow information:
Interest paid	3,039	5,369	15,850

See accompanying notes

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Cardiome Pharma Corp. (the “Company”) was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. The Company changed its name to Nortran Pharmaceuticals Inc. on June 24, 1992 and subsequently to Cardiome Pharma Corp on June 20, 2001. On March 8, 2002, the Company was continued under the laws of Canada. The Company is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 16. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of Cardiome Pharma Corp. and its wholly-owned subsidiaries, Rhythm-Search Developments Ltd. (Canadian) and Cardiome, Inc., formerly Paralex, Inc. (United States). Significant intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts, including those of its integrated foreign subsidiary, into Canadian dollars. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the average exchange rate during the year. Foreign exchange gains and losses, both realized and unrealized, are included in the determination of the loss for the year.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents, which are carried at the lower of cost or market.

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than 90 days and less than one year to be short-term investments. Short-term investments are considered available for sale and are carried at the lower of cost or market.

Capital assets

Capital assets are recorded at cost less accumulated amortization. The Company records amortization of laboratory, computer and office equipment and web-site development costs on a straight-line basis over 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease plus one renewal period. Laboratory equipment under capital lease is amortized on a straight-line basis over the shorter of the lease term or 5 years.

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Technology licenses and patent costs

Technology licenses, which includes licenses and rights to technologies, are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years.

Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

If management subsequently determines that such costs exceed estimated net recoverable value, based on estimated undiscounted future cash flows, the excess of such costs are charged to operations. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Government grants

Government grants towards current expenses are included in revenue when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants, collectibility is reasonably assured, and the amounts are non-refundable.

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Revenue

Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of the specified milestones when the milestone is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the estimated period of the ongoing involvement of the Company.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Stock based compensation

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 11[d]. No compensation is recognized for these plans when common shares are awarded or stock options are granted. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Loss per common share

Loss per common share is computed by dividing the net loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held in escrow or other contingently issuable common shares. Diluted loss per common share is equivalent to basic loss per share as the outstanding options and warrants are anti-dilutive.

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING PRINCIPLES
[a] Income taxes

Effective December 1, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

[b] Revenue recognition

Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 (“SAB 101”) Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under the arrangement, as described in note 2. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received.
This change was applied retroactively with restatement with the following effect:

	As originally
	reported	As reported
	2000	2000
	$	$

Research collaborative, licensing and option fees	2,081,046	92,095
Loss for the year	(4,496,038)	(6,495,636)
Basic loss per common share	(0.48)	(0.69)
Deferred revenue	—	1,499,598
Deficit	(20,810,627)	(22,810,225)

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

4. BUSINESS COMBINATION

On March 8, 2002, the Company acquired 100% of the outstanding common shares of Cardiome, Inc. (formerly Paralex, Inc.), a development stage enterprise. The acquisition provides the Company with certain intellectual property rights, under a license from the John Hopkins University, relating to the use of xanthine oxidase inhibitors for treatment of congestive heart failure (the “CHF technology”), other cardiovascular disorders and neuromuscular disease. The acquisition also provides the Company with the rights, under an exclusive worldwide sublicense from ILEX Oncology, Inc. (“ILEX”), to ILEX’s rights under its license agreement with Burroughs Welcome Co. and The Wellcome Foundations, Ltd. to oxypurinol for the treatment of hyperuricemia (gout) in humans who are intolerant of allopurinol. ILEX also granted the Company an exclusive license to certain safety and efficacy clinical data, know-how and an option to acquire additional efficacy clinical data of oxypurinol for the treatment of gout. Oxypurinol is one of the known xanthine oxidase inhibitor. The Company expected that the combination of these licenses would potentially expedite the development of the CHF technology directly into Phase II clinical trial. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Cardiome, Inc.

The acquisition has been accounted for using the purchase method of accounting and accordingly the results of operations have been included in the consolidated statement of loss and deficit from the date of acquisition.

The purchase price has been allocated to the fair value of Cardiome, Inc.’s identifiable net assets and liabilities in accordance with the purchase method as follows:

$

Assets acquired:
Cash	624
Other assets	560,368
License technology	29,497,408

Total assets acquired	30,058,400

Less liabilities assumed:
Accounts payable and accrued liabilities	355,502
Long-term debt	723,111
Future income tax liability	100,000

Total liabilities assumed	1,178,613

Net assets acquired	28,879,787

Consideration given:
8,203,396 common shares	27,480,261
Transaction costs	1,399,526

Total consideration	28,879,787

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

4. BUSINESS COMBINATION (cont’d)

The purchase price allocation reflects the fair value, at the acquisition date, of the assets acquired and liabilities assumed based upon the Company’s evaluation of such assets and liabilities following the closing of the acquisition. The value of the common shares issued was determined to be $3.36 per share using the three-day average quoted market price of the Company’s common shares on the Toronto Stock Exchange for the period from December 20 to 22, 2001. December 21, 2001 was the date on which the terms of the acquisition were agreed to and announced. The amount allocated to the common shares of $27,480,261 is net of costs of registering the shares of $83,149.

5. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash equivalents, short-term investments, amounts receivable, and accounts payable, the carrying amounts approximate fair value due to their short-term nature. The long-term debt and the obligations under capital leases bear interest at rates which, in management’s opinion, approximate the current interest rates and therefore, approximate their fair value.

6. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents include approximately $1,280,000 [2001 - $1,094,000] of commercial papers, bankers’ acceptances and term deposits with an average interest rate of 1.88% at November 30, 2002 [2001 – 2.58%] including $782,000 (US$500,000) [November 30, 2001 - $nil] denominated in U.S. dollars.

Short-term investments comprise mainly commercial papers and term deposits with an average interest rate of 3.17% at November 30, 2002 [2001 - 3.49%] and maturities to August 2003 [2001 - April 2002] including $782,000 (US$500,000) [November 30, 2001 - $nil] denominated in U.S. dollars.

At November 30, 2002, the fair value of the short-term investments was $18,376,494 [2001 - $2,828,070], based on quoted market prices.

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

7. AMOUNTS RECEIVABLE AND OTHER

	2002	2001
	$	$

Prepaid expenses	71,199	147,681
Interest and other receivables	512,667	99,530

	583,866	247,211

8. CAPITAL ASSETS

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

2002
Laboratory equipment	808,783	635,053	173,730
Computer equipment	476,360	374,794	101,566
Office equipment	129,187	86,470	42,717
Laboratory equipment under capital lease	77,418	17,204	60,214
Leasehold improvements	39,065	24,845	14,220
Web-site development costs	13,640	6,441	7,199

	1,544,453	1,144,807	399,646

2001
Laboratory equipment	728,194	509,386	218,808
Computer equipment	369,468	360,322	9,146
Office equipment	109,242	67,848	41,394
Leasehold improvements	29,255	7,765	21,490
Web-site development costs	13,640	1,895	11,745

	1,249,799	947,216	302,583

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

9. INTANGIBLE AND OTHER ASSETS

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

2002
Technology licenses	33,965,070	5,170,695	28,794,375
Patents	806,920	489,434	317,486

Total	34,771,990	5,660,129	29,111,861

2001
Technology licenses	3,073,401	2,242,618	830,783
Patents	1,121,198	570,807	550,391
Deferred acquisition costs	155,075	—	155,075

Total	4,349,674	2,813,425	1,536,249

During the year ended November 30, 2002, the Company recorded additional amortization expense of $227,584 [2001 - $nil; 2000 - $287,000] with respect to patents no longer directly related to the Company’s current focus.

10. CREDIT FACILITY

At November 30, 2002 and 2001, the Company had available a corporate credit card facility and an unused operating line of credit of $30,000 bearing interest at the bank’s prime rate and payable on demand. A cashable certificate of $100,000 [2001 - $100,000] included in short-term investments is pledged as security against these facilities.

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

11. SHARE CAPITAL

[a] Authorized

Effective March 8, 2002, the Company consolidated its share capital on a four for one basis. All share capital, options, warrants and per share amounts have been retroactively restated to reflect this share consolidation.

On March 8, 2002, the Company continued under the Canada Business Corporations Act and altered its authorized capital from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

[b] Issued

	Number of
	common shares	Amount
	#	$

Balance, November 30, 1999	8,975,736	25,282,040
Issued for cash upon exercise of options	44,500	151,190
Issued for cash upon exercise of warrants [vi]	182,141	509,995
Issued for cash pursuant to private placements, net of issuance costs [iv] and [v]	1,476,585	7,348,434
Return of escrow shares [note 11[f]]	(375,000)	(1,056,266)

Balance, November 30, 2000	10,303,962	32,235,393
Issued pursuant to a technology assignment agreement [iii]	5,000	16,000

Balance, November 30, 2001	10,308,962	32,251,393
Issued upon conversion of special warrants [ii]	458,583	864,927
Issued for cash upon public offering [i]	9,309,657	27,908,517
Issued for cash upon exercise of options	27,500	77,000
Issued for the acquisition of Cardiome, Inc. [note 4]	8,203,396	27,480,261

Balance, November 30, 2002	28,308,098	88,582,098

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

11. SHARE CAPITAL (cont’d.)

[i]
On March 8, 2002, the Company completed a public offering of 9,309,657 units (the “Units”) of the Company at a price of $3.32 per unit for total gross proceeds of $30,908,061 (the “Offering”). Each Unit was converted into one common share in the capital of the Company and one quarter of one common share purchase warrant (a “Warrant”) of the Company. One whole Warrant entitles the holder to purchase one common share of the Company at $6.64 expiring March 7, 2004. In connection with the public offering, the Company paid a cash commission of $2,163,564 and legal and professional fees of $835,980. In addition, the Company granted brokers’ warrants (“Brokers’ Warrants”) to purchase 930,966 Units at a price of $3.80 per Unit until March 8, 2004 to the lead agents of the public offering.

[ii]

On October 10, 2001, the Company completed a private placement of 458,583 special warrants at a price of $2.40 each for total gross proceeds of $1,100,600. Each special warrant was convertible into one common share of the Company and one half of one common share purchase warrant, for no additional consideration. Each full purchase warrant entitles the holder to acquire one common share at $3.20 expiring October 5 or 10, 2003. In connection with the private placement, the Company paid a cash commission of $28,042 and legal and professional fees of $207,631, and granted 16,691 agent’s warrants to the agent of this financing. Each agent’s warrant entitles the holder to purchase one common share at $2.40 per share until October 10, 2003. On January 30, 2002, pursuant to a prospectus qualifying the underlying common shares and common share purchase warrants, the 458,583 special warrants were converted to 458,583 common shares and 229,292 common share purchase warrants.

[iii]	On October 15, 2001, the Company issued 5,000 common shares in settlement of an accounts payable balance of $16,000 with respect to a technology assignment agreement.
[iv]

On June 19, 2000, the Company completed a private placement of 1,387,300 special warrants at a price of $5.60 each for total gross proceeds of $7,768,880. Each special warrant was converted into one common share and one half of one common share purchase warrant, for no additional consideration. The warrants, which entitled the holder to acquire one common share at $6.40 for each full warrant, expired unexercised on April 14, 2002.

In connection with the private placement, the Company paid a cash commission of $543,822 and legal and professional fees of $376,624.

[v]
On June 5, 2000, the Company completed a non-brokered private placement of 89,286 units at $5.60 per unit for gross proceeds of $500,000. Each unit was converted into one common share and one half of one common share purchase warrant. The warrants, which entitled the holder to acquire one common share at $6.40 for each full warrant, expired unexercised on June 5, 2002.

[vi]	During the year ended November 30, 2000, 182,141 share purchase warrants granted to a lead agent of a special warrant financing were exercised for an amount of $509,995.

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

11. SHARE CAPITAL (cont’d.)

[c] Common share purchase warrants

As at November 30, 2002 common shares issuable upon exercise of common share purchase warrants and brokers’ warrants were outstanding as follows:

	Exercise	Number of
Date of Expiry	Price	Warrants

February 9, 2004 to 2007 (i)	(i)	187,500
October 5, 2003	$3.20	41,667
October 10, 2003	$2.40	16,691
October 10, 2003	$3.20	187,625
March 7, 2004	$6.64	2,327,414
March 7, 2004	$3.80	930,966
March 7, 2004	$6.64	232,741

Balance as at November 30, 2002		3,924,604

[i] see note 12[e] [i].

[d] Stock options

On May 28, 2001, the shareholders approved a new stock option plan (“2001 Plan”) for which up to 1,500,000 common shares can be reserved for issuance to executive officers and directors, employees, consultants and clinical advisory board members of the Company. On May 27, 2002, the shareholders of the Company approved amendments to the 2001 Plan which increased the number of the common shares issuable under the plan to 5,500,000. The shares available for issuance under the 2001 Plan generally vest over periods up to 5 years with a term of six years. Of the total stock options outstanding at November 30, 2002, no options vest upon the achievement of certain milestones [November 30, 2001 - 180,000]. At November 30, 2002, the Company has 1,863,062 [November 30, 2001 - 420,313] common shares available for future issuance under the 2001 Plan.

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

11. SHARE CAPITAL (cont’d.)

At November 30, 2002, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

		Options outstanding		Options exercisable
		November 30, 2002		November 30, 2002

Range of	Number of	Weighted	Weighted	Number of	Weighted
exercise price	common	average	average	common	average
	shares	remaining	exercise price	shares	exercise price
	issuable	contractual life		issuable
$		(years)	$		$

$2.44-$2.92	280,625	4.16	2.84	267,500	2.84
$3.00-$3.82	2,845,375	5.65	3.27	1,558,750	3.23
$4.20-$4.40	75,000	2.06	4.24	72,500	4.24
$5.04-$5.96	327,188	2.10	5.57	327,188	5.57
$6.20-$7.24	81,250	2.23	6.45	81,250	6.45

	3,609,438	5.06	3.54	2,307,188	3.66

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

11. SHARE CAPITAL (cont’d.)

Stock options activities are summarized as follows:

	Number of	Weighted average
	common shares	exercise
	under option	price
	#	$

Balance, November 30, 1999	670,750	5.00
Options granted	318,438	5.24
Options exercised	(44,500)	3.40
Options forfeited	(25,000)	5.20

Balance, November 30, 2000	919,688	5.16
Options granted	391,250	2.92
Options forfeited	(221,250)	5.04
Options cancelled [i]	(10,000)	4.20

Balance, November 30, 2001	1,079,688	4.37
Options granted	2,784,125	3.28
Options exercised	(27,500)	2.80
Options forfeited	(84,375)	4.23
Options expired	(142,500)	4.68

Balance, November 30, 2002	3,609,438	3.53

[i]
On August 22, 2001, pursuant to the adoption of a new director’s compensation package, the Company cancelled 10,000 stock options with an exercise of $4.20 previously granted to a director and granted 7,500 new stock options with an exercise price of $3.00.

[e] Escrow shares

Prior to February 22, 2000, the Company had 375,000 common shares held in escrow. The release of these shares was subject to regulatory approval upon achieving prescribed cumulative cash flow amounts. The 375,000 common shares held in escrow were cancelled effective February 22, 2000 upon the expiry of the escrow agreement. Accordingly, the weighted average per share amount attributed to the cancelled shares of $1,056,266 has been allocated to contributed surplus.

[f] Commitment to issue shares

Under the terms of a licensing agreement, the Company has agreed to issue 50,000 common shares to the licensor upon the achievement of certain milestones. At November 30, 2002, these milestones had not been achieved.

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

11. SHARE CAPITAL (cont’d.)

[h] Loss per common share

	2002	2001	2000
	$	$	$

Numerator
Loss for the year	(14,029,706)	(7,157,885)	(6,495,636)

Denominator
Weighted average number of common shares
outstanding	23,560,044	10,304,579	9,445,511
Escrowed shares	—	—	(86,301)

	23,560,044	10,304,579	9,359,210

Basic and diluted loss per common share	(0.60)	(0.69)	(0.69)

12. COMMITMENTS

[a] Operating leases

The Company leases its premises under an operating lease agreement. The minimum annual lease commitments under this operating lease agreement, expiring in March 2004, are approximately $348,000.

Rent expense for the year ended November 30, 2002 amounted to $263,891 [2001 - $256,020; 2000 - $256,285].

[b] Capital leases

The Company leases laboratory equipment under capital lease obligations. Future minimum lease payments under the capital leases are as follows:

$

2003	28,464
2004	28,464
2005	9,486

66,414
Less: amount representing interest	(4,934)

61,480
Less: current portion of capital lease obligations	(25,220)

Long term portion of capital lease obligations	(36,260)

Interest expense during the year ended November 30, 2002 amounted to $3,039 [2001 - $nil; 2000 - $7,062].

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

12. COMMITMENTS (cont’d.)

[c] Clinical research agreements

The Company has entered into various collaborative clinical research agreements requiring it to fund research expenditures of approximately $1,800,000 for the year ending November 30, 2003.

[d] License agreements

(i)
Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties. As at November 30, 2002, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent.

(ii)
Pursuant to an agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed technology. The Company also has an obligation to pay royalties based on future net sales. As at November 30, 2002, no amounts were payable. The agreement expires on the expiry date of the last patent relating to certain technology.

(iii)
Pursuant to a license agreement, the Company is responsible for the payment of royalties based on a percentage of revenue and subject to certain minimum annual royalties commencing at US$5,000 and increasing over the next five years to US$100,000 per annum. The Company also has an obligation to develop and introduce certain licensed products into commercial markets as soon as it is practicable. The agreement sets out certain milestones that need to be met in ensuring that this occurs. The license agreement may be terminated if either party fails to perform or breaches any of its obligations under the agreement. Furthermore, the Company may terminate the agreement for any reason upon giving 60 days’ written notice. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

(iv)
Pursuant to a license and option agreement, the Company paid US$250,000 in May 2002 upon the exercise of the option to purchase certain clinical data. The acquisition cost has been included in intangible and other assets. The Company is responsible for milestone payments of up to US$3 million based on the successful completion of first phase II clinical trials and FDA approval of the first new drug application and FDA approval for marketing and commercialization of the product in a cardiovascular indication. The Company is also responsible for milestone payments of up to US$6 million based on FDA approval for marketing and commercialization of the product in a hyperuricemic indication of the product and achievement of certain net sales of the product. The Company also has an obligation to pay royalties based on future net sales. At November 30, 2002, no amounts were payable. Unless otherwise terminated, the license agreement will terminate upon the expiration of the licensor’s obligation to pay royalties under its original license agreement with a third party.

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

12. COMMITMENTS (cont’d.) [e] Service and consulting agreements
[i]
In August 2001, the Company entered into a consulting agreement with a third party. The agreement expired on February 9, 2002. Pursuant to this agreement, the Company granted 187,500 retainer warrants, which vested on February 9, 2002 with the following terms [note 11[c]].

Number of options	Exercise price
#	US$	Date of expiry

75,000	2.40	February 9, 2004
25,000	4.80	February 9, 2004
25,000	8.00	February 9, 2004
37,500	2.40	February 9, 2007
12,500	4.80	February 9, 2007
12,500	8.00	February 9, 2007

187,500

The expiry date of the warrants expiring on February 9, 2004 may be extended through February 9, 2007 if certain milestones are achieved before August 9, 2003, as described in the consulting agreement.

[ii]	Pursuant to a consulting agreement, the Company is obligated to pay a consultant US$100,000 per year for consulting services from January 1, 2002 through December 31, 2005.

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

13. COLLABORATIVE AGREEMENTS

(i)
On October 16, 2000, the Company entered into a licensing agreement with AstraZeneca AB (“AstraZeneca”), for the worldwide development and commercialization of RSD1122, an antiarrhythimic compound developed by the Company. An upfront payment of US$1,000,000 collected in 2000 was deferred and amortized into revenue on a straight-line basis over the estimated development period of ten years. Effective June 18, 2002, the agreement was terminated at no financial obligation from either party. AstraZeneca returned all rights and pre-clinical data associated with RSD1122 in July 2002. The remaining unamortized upfront payment was recognized in revenue during the year ended November 30, 2002.

(ii)
On September 18, 2002, the Company entered into a development and transfer agreement with UCB Farchim S.A. (“UCB”) under which UCB purchased from the Company the exclusive rights to an anti-tussive program. Concurrently, the Company acquired a perpetual, worldwide exclusive license, with the right to grant sublicenses, to all cardiovascular applications associated with the technology. Consideration for the disposition includes royalties on future net sales of products arising from this technology, upfront payments, and milestone payments of up to US$8 million on the first product developed by UCB and an additional US$3 million for each subsequent product developed. Also, UCB agreed to pay the Company for research services to be provided over an initial period of 12 months, extendable to up to 36 months at a rate of US$600,000 per annum. The Company agreed to pay a royalty to UCB for any cardiovascular products developed and sold which utilize technology patented subsequent to September 18, 2002. During the year ended November 30, 2002, the Company received an initial payment of US$1,000,000, which is being recorded as revenue on a straight-line basis over the maximum 36-month term of the service agreement, and research service fees of US$150,000, which are included in research collaborative and licensing fees.

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

14. INCOME TAXES

At November 30, 2002, the Company has investment tax credits and non-capital losses for income tax purposes which expire as follows:

	Investment	Non-capital
	tax credits	losses
	$	$

2003	—	545,000
2004	4,000	1,530,000
2005	62,000	2,830,000
2006	111,000	2,549,000
2007	261,000	2,482,000
2008	520,000	3,966,000
2009	402,000	8,421,000
2010	559,000	—
2011	786,000	—
2012	919,000	—

	3,624,000	22,323,000

Significant components of the Company’s future tax assets and liabilities are shown below:

	November 30	November 30
	2002	2001
	$	$

Future tax assets:
Tax loss carryforwards	7,964,000	5,081,900
Research and development deductions and credits	7,338,000	5,485,900
Tax values of depreciable assets in excess of accounting values	720,000	649,400
Revenue unearned for accounting purposes	518,000	480,300
Share issue costs	1,088,000	328,200
Other items	3,000	2,600

Total future tax assets	17,631,000	12,028,300
Valuation allowance	(7,359,000)	(11,647,100)

Total future tax assets	10,272,000	381,200

Future tax liabilities:
Accounting value of technology in excess of tax value	(10,272,000)	(381,200)

Total future tax liabilities	(10,272,000)	(381,200)

Net future tax assets	—	—

The potential income tax benefits relating to these future tax assets have not been recognized in the accounts as their realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. Accordingly, no future tax assets were recorded at November 30, 2002 and 2001.

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

14. INCOME TAXES (cont’d.)

The reconciliation of income tax computed at the statutory tax rates to income tax expense (recovery), using a 40.04% [2001 - 44.62%; 2000 - 45.62%] statutory tax rate, is:

	Liability method		Deferral
	Years ended November 30,		method

	2002	2001	2000
	$	$	$

Tax provision at combined statutory income
tax rate	(5,658,000)	(3,193,900)	(2,963,300)
Occurrence of losses and deferred tax credits
for which no tax benefit has been recorded	3,490,000	1,784,000	1,360,300
Amortization in excess of capital cost
allowance for tax	1,206,000	245,500	418,500
Research and development expenses
not deducted for tax purposes	1,297,000	1,383,100	690,700
Share issue costs	(394,000)	(158,300)	(196,500)
Recognition of previously unrecognized future income tax asset	(100,000)	—	—
Revenue unearned for accounting purposes [note 3[b]]	43,000	(67,400)	684,100
Other	16,000	7,000	6,200

Future income tax recovery	(100,000)	—	—

15. RELATED PARTY TRANSACTIONS

The Company has incurred expenses for services provided to related parties as follows:

	2002	2001	2000
	$	$	$

Shareholder for:
- research consulting services	117,893	—	—
Companies with a common director for:
- contract research services	—	16,838	30,539
Directors for:
- research consulting services	20,833	113,732	104,901
- administrative consulting services	2,500	16,500	30,700
Law firm in which an officer is a partner for:
- legal services	100,159	—	—

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

15. RELATED PARTY TRANSACTIONS (cont’d.)

All transactions are recorded at their exchange amounts and accounts payable are subject to normal trade terms. The amount noted for legal services relates to services provided since the appointment of the individual as an officer.

Included in amounts receivable and other at November 30, 2002 is $nil [November 30, 2001 - $1,500] due from a company with a common director.

Included in accounts payable and accrued liabilities at November 30, 2002 is $27,355 [2001 - $84,709] owing to related parties for services provided as described above.

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which as applied in these consolidated financial statements conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a]
As described in note 3[a], the Company adopted the liability method of accounting for income taxes. As a result of differences in the transition rules between the recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes and SFAS 109, there is a $222,560 [2001 - $325,280] difference in technology and deficit under U.S. GAAP.

[b]
For reconciliation purposes to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations, in accounting for stock options granted to executive officers, directors and employees. Compensation expense is calculated based on the difference, on the date of grant, between the fair market value of the Company’s stock and the exercise price and is recorded over the vesting period of the options. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of $10,000 in respect of options granted to executive officers, directors and employees below fair market value [2001 - $44,100; 2000 - $28,400].

[c]
Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair value of the options granted on the earlier of the date at which a performance commitment is reached or the vesting date of the options. This compensation is expensed over the vesting periods of each option grant. The fair value of the stock options was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions for the years ended November 30, 2002, 2001 and 2000 respectively: dividend yield 0.0%; expected volatility 0.93, 0.99 and 0.96; risk-free interest rate 3.0%, 5.0% and 6.5%; and expected average option life of 3.8, 4.5 and 4.8 years. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of $76,799 [2001 - $35,000; 2000 - $179,500] in respect of options earned by non-employees during the year.

[d]	Under U.S. GAAP, short-term investments are classified as available for sale and carried at market values with unrealized gains or losses reflected as a component of accumulated other comprehensive income.

[e]
Under Canadian GAAP the effect of the change in accounting policy described in note 3[b] is recorded on a retroactive basis with restatement of prior years’ results. Under U.S. GAAP, the cumulative effect of the change is recorded as a cumulative catch up adjustment to the current year’s reported net loss.

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

The effect of the above on the Company’s consolidated financial statements is set out below:

Consolidated statements of loss and deficit

	Years ended November 30

	2002	2001	2000
	$	$	$

Loss for the year, Canadian GAAP	(14,029,706)	(7,157,885)	(6,495,636)
Adjustment to eliminate retroactive change in
accounting policy [note 16[e]]	—	—	1,499,598
Amortization of other assets [note 16[a]]	(102,720)	(102,720)	—
Adjustment for stock-based compensation
- employees [note 16[b]]	(10,000)	(44,100)	(28,400)
- non-employees [note 16[c]]	(76,799)	(35,000)	(179,500)

Loss for the year, U.S. GAAP before cumulative effect
of change in accounting policy	(14,219,225)	(7,339,705)	(5,203,938)
Cumulative effect of change in accounting policy
[note 16[e]]	—	(1,499,598)	—

Loss for the year, U.S. GAAP	(14,219,225)	(8,839,303)	(5,203,938)
Reclassification adjustment for unrealized gains on
short-term investments	(29,591)	(117,662)	—
Unrealized gains on investments [note 16[d]]	72,509	29,591	117,662

Comprehensive loss for the year, U.S. GAAP	(14,176,307)	(8,927,374)	(5,086,276)

Loss for the year, U.S. GAAP	(14,219,225)	(8,839,303)	(5,203,938)

Weighted average number of common shares
outstanding, U.S. GAAP	23,560,044	10,304,579	9,359,210

Basic and diluted loss per common share, U.S. GAAP:
Before change in accounting policy	(0.60)	(0.71)	(0.56)
Change in accounting policy	—	(0.15)	—

Basic and diluted loss per common share, U.S.
GAAP	(0.60)	(0.86)	(0.56)

Cardiome Pharma Corp.
 (formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

November 30, 2002	(expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

Balance sheets

Material variations in balance sheet accounts under U.S. GAAP are as follows:

	2002	2001
	$	$

Cash and cash equivalents [note 16[d]]	1,432,392	1,385,101
Short-term investments [note 16[d]]	18,376,494	2,828,070
Intangible and other assets [note 16[a]]	29,334,421	1,861,529
Accumulated other comprehensive income [note 16[e]]	72,509	29,591
Contributed surplus [notes 16[b], [c] and [d]]	2,197,315	2,026,516
Deficit	(45,124,305)	(30,905,080)

17. SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company’s revenues are generated in Canada. During the year ended November 30, 2002, 76%, 21% and 3% of research collaborative and licensing fees are derived from three collaborators in Sweden, Switzerland and United States, respectively [November 30, 2001 - 92% and 8% from two collaborators in Sweden and United States; November 30, 2000 - 61% and 39% from two collaborators in Sweden and Germany].

18. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with presentation adopted in the current year.

19. SUBSEQUENT EVENT

Subsequent to November 30, 2002, the Company granted 490,000 options to employees to acquire common shares at a weighted average exercise price of $3.32 per share expiring through January 5, 2009. In addition, 5,000 options to acquire common shares of the Company were forfeited at a weighted average exercise price of $3.32 per share expiring through November 19, 2008.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Complete 1. or 2.

1.  Cardiome Pharma Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on April 10, 2003 of 3,810,000 Special Warrants of Cardiome Pharma Corp., Cardiome Pharma Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at this 17th day of April, 2003.

CARDIOME PHARMA CORP.

Per:

“Christina Yip” (signed)_______________ Christina Yip Assistant Corporate Secretary and Vice-President, Finance and Administration

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND
SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.	REPORTING ISSUER Cardiome Pharma Corp. 3650 Wesbrook Mall Vancouver, BC V6S 2L2
Item 2.	DATE OF MATERIAL CHANGE April 10, 2003
Item 3.	PRESS RELEASE April 10, 2003 - Vancouver, British Columbia
Item 4.	SUMMARY OF MATERIAL CHANGE The Issuer has completed its previously announced private placement of 3,810,000 Special Warrants.
Item 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer has completed its previously announced private placement of Special Warrants on a bought deal basis with a syndicate of investment dealers led by Yorkton Securities Inc., and including Sprott Securities Inc., TD Securities Inc., and First Associates Investments Inc. Under the financing, the Issuer issued 3,810,00 Special Warrants ("Special Warrants") resulting in gross proceeds to the Issuer of $8,010,600. Each Special Warrant is exercisable into one common shares of the Issuer, and one half of a warrant to purchase a common share. Each whole warrant will be exercisable into one common share at an exercise price of $2.75 per share for a period of twelve months. The net proceeds from the offering will be used to fund clinical trials and for general corporate purposes.

The net proceeds of the offering will be held in escrow until the earlier of the issuance of a receipt for a final prospectus qualifying the distribution of the shares and warrants to be issued upon exercise of the Special Warrants, and August 10, 2003.

Item 6.	RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS Not Applicable.

Item 7.	OMITTED INFORMATION Not Applicable.
Item 8.	SENIOR OFFICER
	Name:	Christina Yip
	Title:	Assistant Corporate Secretary
	Phone No.:	604-677-6905
Item 9.	STATEMENT OF SENIOR OFFICER The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 16th day of April, 2003.

CARDIOME PHARMA CORP.

Per:

_/s/ “Christina Yip” ____________
Christina Yip, Assistant Corporate Secretary,
Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FIRST QUARTERLY FINANCIAL REPORT – FEBRUARY 28, 2003

President’s Letter

Dear Shareholders:

As we completed the first quarter of our new fiscal year, it gives me great pleasure to report to you on the progress that we continue to make on all of our programs and in our corporate development. Against a background of geopolitical turmoil and one of the longest bear markets in history, we have moved strongly forward in all of our programs. This progress was tangibly acknowledged by financial investors in the form of a successful “bought deal” financing in April 2003. This financing significantly strengthened our balance sheet and our bargaining position relative to ongoing partnership discussions. Few companies are afforded the opportunity to raise money in these difficult market conditions and we remain determined to move forward as quickly as financial prudence allows in the development of our promising drug candidates.

RSD1235: Demonstrated that it has significant oral bioavailability

In September 2002, we completed our Phase II clinical trial on the acute-use (or intravenous application) of RSD1235. This trial demonstrated that RSD1235 is effective in terminating atrial fibrillation and in converting atrial fibrillation to normal heart rhythm. The success of this study has been a strong affirmation of our capabilities in the cardiology area in general and the arrhythmia area in particular.

Immediately after reviewing these excellent clinical trial results, we undertook testing of oral bioavailability, to see if there was potential for an oral, chronic-use version of the drug. In December 2002, we announced that the bioavailability testing had also yielded positive results. Both fed and fasted volunteers showed significant uptake of orally-delivered RSD1235, with the average being 70% bioavailability. This testing clearly indicates the potential for this drug to be delivered orally. Realization of that potential value will depend on the safety of RSD1235 in a broader patient population at varying doses, and on successful development of a slow-release formulation. We anticipate continuing the oral development of RSD1235 in 2004, while we focus our financial and human resources on the IV applications of RSD1235 in 2003.

As a result of these clinical successes, we have now initiated discussions with a number of companies regarding a development and marketing partnership for the drug. Our objective is to find a “sectoral” partner: a company with particular marketing strength in one geographical area or delivery method (eg. intravenous vs oral). Our sectoral strategy reflects our desire to both realize value now from the RSD1235 program while retaining value created by future clinical successes. We are on track to close a partnership agreement in 2003.

The RSD1235 phase II success means that we can now execute on our Phase III development plan for the acute use of RSD1235. We are currently in the process of developing our strategy for Phase III clinical trials for the intravenous application of RSD1235. We plan to initiate one of the Phase III clinical trials in the second half of 2003.

Oxypurinol CHF: Recruited first patient for Phase II/III clinical trial

The first quarter also saw significant progress in our programs to develop oxypurinol for congestive heart failure. We initiated a Phase II/III clinical trial on the oral application of oxypurinol to congestive heart failure in March 2003. This Phase II/III clinical trial will involve studies in 400 patients with moderate to severe symptomatic heart failure (rated by the New York Heart Association as class III-IV) and will demonstrate the level of safety and effectiveness of oxypurinol. The primary goals of the clinical trial are to establish, using several clinical efficacy measures, the overall number of patients who improve, worsen or remain unchanged from oxypurinol versus placebo during a six-month course of therapy. In addition, we plan to complete two Phase II proof-of-concept trials over the next 12 months.

Oxypurinol Gout: Progressed in regulatory process

We have also made solid progress in our orphan drug program to apply oxypurinol to gout patients who are allergic to the first-line therapy, allopurinol. Following a meeting with the FDA in February 2003, we are evaluating the appropriate strategy for a new drug application submission for oxypurinol to treat allopurinol intolerant gout patients.

Corporate Development

On January 6, 2003, we appointed Doug Janzen to the position of Chief Financial Officer and promoted Christina Yip to the position of Vice President, Finance and Administration.

With over 7 years of capital markets experience, and a track record of raising more than C$500 million in financings for Canadian Biotechnology companies, Mr. Janzen will benefit our company immensely. Mr. Janzen was most recently Managing Director - Health Sciences, and Partner, at Sprott Securities, a Toronto based institutional Investment Bank. Prior to Sprott, Mr. Janzen was Head of Research, and Senior Health Sciences Analyst at Loewen Ondaatje McCutcheon, another Toronto based Investment Bank.

Since joining Cardiome in 1998, Ms. Yip has played an important role in our corporate finance development including the listing on the Toronto Stock Exchange and recent acquisition of Cardiome, Inc. (formerly Paralex, Inc.). Ms. Yip, a professional accountant, will work closely with Mr. Janzen in financial reporting and controls, corporate compliance and planning, and business operations.

With the completion of the recent financing in April 2003, we are now in a stronger financial position to develop our attractive low-risk programs, and to negotiate with potential partners. Over the coming quarters in 2003, I look forward to communicating to you the achievement of the many important milestones that we expect in 2003. As always, we appreciate your continued support of our efforts and look forward to rewarding that support in 2003.

“Bob Rieder”

President & CEO
April 28, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This discussion and analysis covers the unaudited interim consolidated financial statements for the three month period ended February 28, 2003 prepared in accordance with Canadian generally accepted accounting principles. See note 5 of the unaudited interim consolidated financial statements for a reconciliation to United States generally accepted accounting principles. It provides an update to the discussion and analysis contained in the Annual Report for the year ended November 30, 2002. This discussion and analysis should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the annual consolidated financial statements contained in the 2002 Annual Report.

CRITICAL ACCOUNTING POLICIES

The critical accounting policies are disclosed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the annual consolidated financial statements contained in the 2002 Annual Report.

CHANGES IN ACCOUNTING POLICIES

Stock-Based Compensation and Other Stock-Based Payments

Effective December 1, 2002, the Company adopted the recommendations of the new Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognised using a fair value based method. The standard encourages the use of a fair value based method for all other awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The recommendations have been applied prospectively for all stock-based payments granted to non-employees on or after December 1, 2002. The Company has adopted the disclosure only provision for stock options granted to employees and directors and consequently have disclosed the pro forma effects to the loss for the period and loss per share for the period as if the fair value method had been used. The pro forma disclosure has been presented as if the fair value method has been used at the grant date.

Good and Other Intangible Assets

Effective December 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants new Handbook Section 3062 and the Financial Accounting Standards Board similar standard (SFAS 142), both entitled Goodwill and Other Intangible Assets. Goodwill and indefinite life intangible assets are no longer amortized but are tested for impairment at least annually. Intangible assets with finite lives acquired in a business combination, or other transaction, are to be amortized based on their estimated useful lives. As at December 1, 2002, there was no recorded goodwill and the Company determined that the intangible assets have finite lives and will continue to be amortized over their estimated useful lives. The adoption of Section 3062 and SFAS 142 did not have any impact on our financial position and results of operations.

RESULTS OF OPERATIONS

Cardiome Pharma Corp. (the “Company”) recorded a net loss for the three months ended February 28, 2003 of $4,317,694 ($0.15 per common share), as compared to a net loss of $1,761,831 ($0.17 per common share) for the same period in the preceding fiscal year (“fiscal 2002”).

Revenues

Total revenue for the quarter ended February 28, 2003 increased to $388,127, compared to $48,805 for the same period in fiscal 2002.

Research collaborative and licensing revenue increased to $377,127 for the quarter ended February 28, 2003, compared to $37,805 for the same quarter in fiscal 2002. Revenue for the current period includes the amortization of $132,267 of deferred revenue related to the initial payment with respect to the development and transfer agreement with UCB Farchim S.A. (“UCB”) and contract research fees of $222,600 (US$150,000) for services provided to UCB (none for the same period in fiscal 2002). The amortization of deferred revenue related to the upfront payment from AstraZeneca A.B. (“AstraZeneca”), which was terminated in June 2002, was the only source of research collaborative and licensing revenue for the quarter ended February 28, 2002.

For the remainder of the current fiscal year, the Company does not anticipate revenues from product sales. The Company expects to receive upfront payments and funded research and milestone payments from sale of technology and intellectual property rights to third parties and payments from existing and new collaborative research and development agreements with other pharmaceutical companies.

Research and Development Expenditures

Research and development expenditures increased to $3,227,635 for the quarter ended February 28, 2003, compared to $1,234,860 for the same quarter in fiscal 2002. The increase in research and development expenditures was primarily due to the expanded activities in connection with the Company‘s three late stage clinical development programs focused on atrial arrhythmia, congestive heart failure, and allopurinol intolerant hyperuricemia (gout).

Specifically, the increase of approximately $1,933,000 in research and development expenditure for the three months ended February 28, 2003, as compared to the same period in fiscal 2002, was mainly attributed to the increase in spending in the RSD1235 program, the CHF project, the gout project and the Kv1.5 project by approximately $98,000, $660,000, $899,000, $316,000 respectively; these increases were offset by the corresponding decline of spending in the discontinued non-cardiac projects by approximately $40,000.

The Company expects a slightly higher level of research and development expenditure for the remainder of the fiscal year ending November 30, 2003, or fiscal 2003, as compared to those incurred in fiscal 2002. A significant portion of the research and development expenditure for fiscal 2003 will be incurred in the proof of concept study on an oral application of RSD1235 at an estimated cost of $0.2 million, manufacture of additional RSD1235 drug supplies at an estimated cost of $0.9 million, Phase III clinical trial on intravenous application of RSD1235 at an estimated cost of $4.0 million, Phase II/III clinical trial on an oral application of Oxypurinol for the treatment of CHF at an estimated cost of $3.3 million, and reanalysis of the acquired clinical data of Oxypurinol for the treatment of gout at an estimated cost of $0.7 million.

General and Administration Expenses

General and administration expenses for the current quarter increased to $722,547, as compared to $486,144 for the same quarter of fiscal 2002. The increase in general and administration expenses was primarily the result of the increase in expenditures of approximately $156,000 and $80,000 to support the expanded corporate activities and investor relations activities respectively. The Company expects a moderate increase in general and administration expenses for the remainder of the fiscal year ending November 30, 2003, as compared to those incurred in fiscal 2002, to cope with the increased business development and corporate activities.

Amortization

Amortization increased to $888,393 in the first quarter of 2003, as compared to $106,268 in the same quarter of fiscal 2002. The increase was mainly due to the additional amortization on the technology licenses acquired in March 2002 as a result of the acquisition of Cardiome, Inc. (formerly Paralex, Inc.) In addition, the increase was also attributed to the capital assets acquired during the current quarter.

Other income

Interest and other income increased to $132,754 in the first quarter of 2003, as compared to $16,636 for the same quarter of fiscal 2002. The increase for the current quarter, as compared to the same quarter of fiscal 2002, was due to the higher average cash and cash equivalents and short-term investment balances.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s activities during the three months ended February 28, 2003 were financed mainly by its working capital carried forward from the preceding fiscal year. At February 28, 2003, the Company had working capital of $13,223,094, as compared to $16,883,166 at November 30, 2002. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments of $14,680,340 at February 28, 2003 as compared to $19,736,377 at November 30, 2002. The Company invests its cash reserves in highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptance.

Capital expenditures paid by cash during the three months ended February 28, 2003 were $78,638, comprising $73,501 in capital assets and $5,137 in intellectual property rights.

Subsequent to the quarter ended February 28, 2003, the Company received additional capital resources to fund its ongoing operations through equity financing. On April 10, 2003, the Company closed a private placement of special warrants on a bought deal basis. Under the financing, the Company has issued 3,810,000 special warrants resulting in gross proceeds of $8,010,600. The proceeds will be held in trust and released to the Company upon the earlier of: (i) obtaining receipts for the Final Prospectus from the Ontario, British Columbia, and Quebec Securities Commissions; and (ii) August 10, 2003. Each special warrant is exercisable into one common share of the Company, and one-half of a warrant to purchase a common share on the earlier of: (i) five business days after a receipt is issued for the Final Prospectus by the last of the Ontario, British Columbia, and Quebec Securities Commission; and (ii) August 10, 2003. Each whole warrant will be exercisable into one common share at an exercise price of $2.75 per share for a period of 12 months.

The Company believes that it has sufficient resources to fund operations through fiscal 2004. However, the Company's future cash requirements may vary materially from those now expected due to a number of factors, including the progress of clinical trials, progress in product development and changes in the focus and direction of the Company's product development projects. The Company will continue to review of its financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or whether acceptable terms will be offered.

CARDIOME PHARMA CORP.
Continued under the laws of Canada

CONSOLIDATED BALANCE SHEETS
(expressed in Canadian Dollars)

	As at

	February 28,	November 30,
	2003	2002
	(Unaudited)	(Audited)
ASSETS

Current
Cash and cash equivalents	$3,043,670	$1,430,349
Short-term investments	11,636,670	18,306,028
Amounts receivable and other	775,198	583,866

Total current assets	15,455,538	20,320,243
Capital assets	395,244	399,646
Intangible and other assets	28,310,704	29,111,861

	$44,161,486	$49,831,750

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$1,677,747	$2,882,789
Deferred revenue	529,068	529,068
Current portion of capital lease obligations	25,629	25,220

Total current liabilities	2,232,444	3,437,077
Capital lease obligations	29,698	36,260
Deferred revenue	793,599	925,865

Total Liabilities	3,055,741	4,399,202

Shareholders’ Equity
Share capital
Authorized
An unlimited number of common shares without par
value
Issued
28,308,098 at November 30, 2002
28,308,098 at February 28, 2003	88,572,989	88,582,098
Contributed surplus	1,276,266	1,276,266
Deficit	(48,743,510)	(44,425,816)

	41,105,745	45,432,548

	$44,161,486	$49,831,750

See accompanying notes

On behalf of the Board:

Robert Rieder, Director	Michael J. A. Walker, Director

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(unaudited - expressed in Canadian Dollars)

	For the Three Months ended

	February 28,	February 28,
	2003	2002

Revenue
Research collaborative and licensing fees	$377,127	$37,805
Grant income	11,000	11,000

	388,127	48,805

Expenses
Research and development	3,227,635	1,234,860
General and administration	722,547	486,144
Amortization	888,393	106,268

	4,838,575	1,827,272

Operating loss	(4,450,448)	(1,778,467)

Other income
Interest and other income	132,754	16,636

Net loss for the period	(4,317,694)	(1,761,831)
Deficit, beginning of period	(44,425,816)	(30,396,110)

Deficit, end of period	$(48,743,510)	$(32,157,941)

Basic and diluted loss per common share	$(0.15)	$(0.17)

Weighted average number of outstanding common
shares	28,308,098	10,415,965

See accompanying notes

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited - expressed in Canadian Dollars)

	For the Three Months Ended

	February 28,	February 28,
	2003	2002

Operating Activities
Loss for the period	$(4,317,694)	$(1,761,831)
Add item not affecting cash
Amortization	888,393	106,268

	(3,429,301)	(1,655,563)
Changes in non-cash working capital components
Amounts receivable and other	(191,332)	(26,296)
Accounts payable and accrued liabilities	(1,209,238)	186,606
Deferred revenue	(132,266)	(37,805)

Cash used in operating activities	(4,962,137)	(1,533,058)

Financing Activities
Share issuance cost	(9,109)	(51,029)
Deferred financing expenses	-	(226,252)
Repayment on obligations under capital leases	(6,153)	-

Cash used in financing activities	(15,262)	(277,281)

Investing Activities
Purchase of capital assets	(73,501)	(59,782)
License and patents	(5,137)	(3,731)
Purchase of short-term investments	(1,583,946)	(5,532)
Sale of short-term investments	8,253,304	2,375,321
Deferred acquisition costs	-	(266,788)

Cash provided by investing activities	6,590,720	2,039,488

Increase in cash and cash equivalents during the
period
	1,613,321	299,149
Cash and cash equivalents, beginning of period	1,430,349	1,381,750

Cash and cash equivalents, end of period	$3,043,670	$1,610,899

See accompanying notes

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

1.

BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended November 30, 2002, except as disclosed in note 3. These unaudited interim consolidated financial statements conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in note 5.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows as at February 28, 2003, and for all periods presented.

These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements for the year ended November 30, 2002 included in the Company’s Annual Report filed with the appropriate securities commission. The results of operations for the three month period ended February 28, 2003 are not necessarily indicative of the results for the full year. All amounts herein are expressed in Canadian dollars unless otherwise noted.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

2.

PRINCIPLES OF CONSOLIDATION

The accompanying unaudited interim consolidated financial statements include the accounts of Cardiome Pharma Corp., its wholly-owned Canadian subsidiary, Rhythm-Search Developments Ltd. and its wholly-owned United States subsidiary, Cardiome, Inc. (formerly Paralex, Inc.). Significant intercompany accounts and transactions have been eliminated on consolidation.

With respect to the Company’s integrated foreign subsidiary, Cardiome, Inc., monetary assets and liabilities are translated into Canadian dollars using the exchange rate at the balance sheet date. Revenue and expense items are translated at the average exchange rate in the period. Exchange gains and losses are included in the determination of net income (loss).

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

3.

CHANGE IN ACCOUNTING POLICIES

Stock-Based Compensation and Other Stock-Based Payments

The Company has adopted the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective December 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. This standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. The Company has adopted the disclosure only provisions of section 3870 for stock options granted to employees and directors and consequently has disclosed the pro forma effects to net loss and net loss per share as if the fair value method has been used.

Goodwill and Other Intangible Assets

Effective December 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants new Handbook Section 3062 and the Financial Accounting Standards Board similar standard (SFAS 142), both entitled Goodwill and Other Intangible Assets. Goodwill and indefinite life intangible assets are no longer amortized but are tested for impairment at least annually. Intangible assets with finite lives acquired in a business combination, or other transaction, are to be amortized based on their estimated useful lives. As at December 1, 2002, there was no recorded goodwill and the Company’s intangible assets have finite lives and will continue to be amortized over their estimated useful lives. The adoption of Section 3062 and SFAS 142 did not have any impact on the Company’s financial position and results of operations.

4.	SHARE CAPITAL
	(a)	Authorized Unlimited number of common shares without par value
	(b)	Issued and Outstanding
	Number of
	Common Shares	Amount

Balance as at November 30, 2002	28,308,098	$88,582,098
Share issuance cost related to a prior share offering
	-	(9,109)

Balance as at February 28, 2003	28,308,098	$88,572,989

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

4.	SHARE CAPITAL (CONT’D)
	(c)	Common Share Purchase Warrants
	(i)	As at February 28, 2003, common share issuable upon exercise of common share purchase warrants and Brokers’ Warrants are as follows:

	Exercise	Number of
Date of Expiry	Price	Common Shares

February 9, 2004 to 2007	(1)	187,500
October 5, 2003	$3.20	41,667
October 10, 2003	$2.40	16,691
October 10, 2003	$3.20	187,625
March 7, 2004	$6.64	2,327,414
March 7, 2004	$3.80	930,966
March 7, 2004	$6.64	232,741

Balance as at February 28, 2003		3,924,604

(1) See note (ii) below

(ii)

In August 2001, the Company entered into a consulting agreement with a third party. The agreement expired on February 9, 2002. Pursuant to this agreement, the Company granted 187,500 retainer warrants, which vested on February 9, 2002 with the following terms.

Number of options	Exercise price
#	US$	Date of expiry

75,000	2.40	February 9, 2004
25,000	4.80	February 9, 2004
25,000	8.00	February 9, 2004
37,500	2.40	February 9, 2007
12,500	4.80	February 9, 2007
12,500	8.00	February 9, 2007

187,500

The expiry date of the warrants expiring on February 9, 2004 may be extended through February 9, 2007 if certain milestones are achieved before August 9, 2003, as described in the consulting agreement.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

4.	SHARE CAPITAL (CONT’D)
(d)

Stock Options

As at February 28, 2003, the Company had 4,079,125 stock options outstanding, of which 2,375,625 were exercisable, at a weighted average exercise price of $3.61 per common share and expiring at various dates from March 17, 2003 to May 26, 2009.

Details of the stock option transactions for the quarter are summarized as follows:

		Number of Stock
	Weighted	Options
	Average	Outstanding
	Exercise Price

Balance, November 30, 2002	$3.53	3,609,438
Options granted	$3.32	525,000
Options forfeited	$5.24	(55,313)

Balance, February 28, 2003	$3.48	4,079,125

The options outstanding are exercisable as follows:

		Options outstanding		Options exercisable
		February 28, 2003		February 28, 2003

Range of	Number of	Weighted	Weighted	Number of	Weighted
exercise price	common shares	average	average	common	average
	issuable	remaining	exercise price	shares	exercise price
		contractual life		issuable
		(years)	$		$

$2.44-$2.92	280,625	3.91	2.84	268,125	2.84
$3.00-$3.82	3,360,375	5.60	3.28	1,669,375	3.24
$4.20-$4.40	62,500	1.82	4.25	62,500	4.25
$5.04-$5.96	324,375	2.09	5.57	324,375	5.57
$6.20-$7.24	51,250	2.61	6.52	51,250	6.52

	4,079,125	5.11	3.48	2,375,625	3.61

As permitted by CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments, the Company has adopted the disclosure only provisions of Section 3870 for disclosing compensation cost based on the fair value accounting method for options granted to employees and directors. No compensation expense is recognized when stock options are granted to employees and directors, as the exercise price of each option approximates the market price on the date immediately preceding the grant. The following pro forma financial information presents the net loss and net loss per common share had the Company recognized stock based compensation for options awarded to employees and directors during the three months ended February 28, 2003 using the fair value accounting method.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

4.	SHARE CAPITAL (CONT’D)
	(d)	Stock Options

Three months ended
February 28, 2003
$

Net loss for the period as reported	(4,317,694)
Compensation expense using the fair value method	(224,175)

Pro forma net loss	(4,541,869)

Pro forma basic and diluted loss per share	(0.16)

Under the transitional provisions of Section 3870, comparative figures are not required. The estimated fair value of stock options issued during the three months ended February 28, 2003 was determined using the Black-Scholes option pricing model using the following weighted average assumptions, resulting in a weighted average fair value of $1.96 per option:

Annualized volatility	86.3%
Risk-free interest rate	4.18%
Expected life of option in years	5.4
Dividend yield	0.0%

(e)

Commitment to issue shares

Under the terms of a licensing agreement, the Company has agreed to issue 50,000 common shares to the licensor upon the achievement of certain milestones. As at February 28, 2003, these milestones had not been achieved.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

5.

RECONCILIATION OF GENERAL ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which, as applied in these unaudited consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except for the differences below as more fully described in Note 16 to the audited consolidated financial statements for the year ended November 30, 2002.

Material variations impacting the unaudited interim Consolidated Statements of Loss and Deficit under U.S. GAAP would be as follows:

	3 months ended	3 months ended
	Febuary 28,	Febuary 28,
	2003	2002
	$	$

Loss for the period , Canadian GAAP	(4,317,694)	(1,761,831)
Amortization of other assets	(25,680)	(25,680)
Adjustment for stock-based compensation
- non-employees	-	(24,218)

Loss for the period, U.S. GAAP	(4,343,374)	(1,811,729)
Reclassification adjustment for unrealized gains on short-term investments	(103,414)	(29,591)
Unrealized gains on short-term investments	28,074	8,584

Comprehensive loss for the period, U.S. GAAP	(4,418,714)	(1,832,736)

Weighted average number of common shares outstanding, U.S. GAAP	28,308,098	10,415,965

Loss per common share, U.S. GAAP	(0.15)	(0.17)

Material variations in balance sheet accounts under U.S. GAAP are as follows:

	Febuary 28,	November 30
	2003	2002
	$	$

Cash and cash equivalents	3,047,035	1,432,392
Short-term investments	11,630,474	18,376,494
Intangible and other assets	28,507,584	29,334,421
Accumulated other comprehensive income (losses)	(2,831)	72,509
Contributed surplus	2,197,315	2,197,315
Deficit	(49,467,679)	(45,124,305)

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

6.

SEGMENTED INFORMATION

The Company operates primarily in one business segment with substantially all of its assets and operations located in Canada. All of the Company’s revenues are generated in Canada. During the three months ended February 28, 2003, 94% and 6% of research collaborative and licensing fees was derived from one collaborator in each of Switzerland and United States respectively. [February 28, 2002 – 100% from one collaborator in Sweden].

7.	COMPARATIVE FIGURES Certain of the comparative figures have been reclassified to conform with presentation adopted in the current quarter.
8.

SUBSEQUENT EVENTS

On April 10, 2003, the Company closed a private placement of special warrants on a bought deal basis. Under the financing, the Company has issued 3,810,000 special warrants resulting in gross proceeds of $8,010,600. The proceeds will be held in trust and released to the Company upon the earlier of: (i) obtaining receipts for the Final Prospectus from the Ontario, British Columbia, and Quebec Securities Commissions; and (ii) August 10, 2003. Each special warrant is exercisable into one common share of the Company, and one-half of a warrant to purchase a common share on the earlier of: (i) five business days after a receipt is issued for the Final Prospectus by the last of the Ontario, British Columbia, and Quebec Securities Commission; and (ii) August 10, 2003. Each whole warrant will be exercisable into one common share at an exercise price of $2.75 per share for a period of 12 months.

3650 Wesbrook Mall Vancouver, BC V6S 2L2 Tel: 604 677 6905 Fax: 604 677 6915 Email: admin@Cardiome.com

April 29, 2003

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Quebec Securities Commission

Attention: Statutory Filings

Dear Sir/Madame:

Re: Cardiome Pharma Corp. (the “Company”) – Filing of Interim Financial Statement

We confirm that the interim financial statements for the quarter ended February 28, 2003 were sent to each of the persons listed on the Company’s mailing list maintained in accordance with National Policy 41 on April 29, 2003.

If you have any questions, please contact the undersigned.

Please acknowledge receipt of this letter via SEDAR at your earliest convenience.

Yours truly,
Cardiome Pharma Corp.

“Christina Yip”

Christina Yip
Vice President, Finance and Admin.

cc:       Toronto Stock Exchange

3650 Wesbrook Mall Vancouver, BC V6S 2L2 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE      TSX: COM,      NASD BB: COMRF

CARDIOME REPORTS FIRST QUARTER RESULTS

Vancouver, Canada, April 29, 2003 - Cardiome Pharma Corp. (the “Company” or “Cardiome”) reported today financial results for the quarter ended February 28, 2003. Amounts, unless specified otherwise, are in Canadian dollars. At February 28, 2003, the exchange rate was CDN$1.00 = U.S.$0.6739.

For the quarter ended February 28, 2003, the Company recorded a net loss of $4,317,694 ($0.15 per common share) compared to a net loss of $1,761,831 ($0.17 per common share) for the same quarter in the preceding fiscal year (“fiscal 2002”). Research and development expenditures increased to $3,227,635 for the quarter ended February 28, 2003 as compared to $1,234,860 in the same quarter in fiscal 2002. The year-over-year increase was primarily due to spending associated with advancing RSD1235 toward Phase III clinical studies and with the two late-stage clinical programs acquired through Paralex in March 2002. Specific costs incurred included the completion of a Phase I study on an oral application of RSD1235, manufacture of additional RSD1235 drug supplies, and the initiation of Phase II/III clinical trial on the oral application of oxypurinol for the treatment of congestive heart failure.

Subsequent to the quarter ended February 28, 2003, the Company completed a private placement of special warrants on a bought deal basis. Under the financing, the Company has issued 3,810,000 special warrants resulting in gross proceeds of $8,010,600. The proceeds will be held in trust and released to the Company upon the earlier of: (i) obtaining receipts for the Final Prospectus and (ii) August 10, 2003. Each special warrant is exercisable into one common share of the Company, and one-half of a warrant to purchase a common share. Each whole warrant will be exercisable into one common share at an exercise price of $2.75 per share for a period of 12 months.

“With the recent successful financing our operations are funded into fiscal 2005 and our strengthened balance sheet puts us in a better position in respect to the ongoing discussions with potential partners for RSD1235.” said Doug Janzen, Chief Financial Officer of the Company. “With a post escrow release working capital position of $21 million and the expected proceeds from a collaborative partner, we find ourselves in a very sound financial position despite difficult financial market conditions.”

The Company’s activities during the quarter ended February 28, 2003 were financed primarily by its working capital carried forward from the preceding fiscal year. At February 28, 2003, the Company had working capital of $13,223,094 as compared to $16,883,166 at November 30, 2002. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $14,680,340 at February 28, 2003 as compared to $19,736,377 at November 30, 2002. The Company invests its cash reserves in highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptance.

About Cardiome Pharma Corp

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation (AF). RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation. This unique mechanism of action of RSD1235 combined with supportive preclinical and clinical data suggests that RSD1235 may be able to effectively treat atrial arrhythmia with a high margin of safety. In a phase II study completed in the fall of 2002 with new onset AF patients (n=56), RSD1235 terminated AF in 61% of patients versus 5% placebo within 30 minutes of the end of infusion (p=0.0003). Currently available drugs to acutely treat AF lack sufficient efficacy and have serious safety risks. These safety issues include risk of drug induced proarrhythmia and other cardiac liabilities. To date, no significant drug-related adverse events have been reported in patients exposed to RSD1235.

Cardiome’s lead product in the congestive heart failure area is oxypurinol, a novel therapy in treating the disease. Cardiome also plans to develop oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout. Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at: www.cardiome.com.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer

For more information:

Cardiome Pharma Corp.
Doug Janzen, Chief Financial Officer
T: (604) 677-6905 ext. 110
E: djanzen@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

- more -

Selected Financial Highlights (Canadian dollars) 1, 2,3

	As at
Balance Sheets	February 28, 2003	November 30, 2002

Cash and cash equivalents	$3,043,670	$1,430,349
Short-term investments	11,636,670	18,306,028
Amounts receivable and other	775,198	583,866

Total current assets	15,455,538	20,320,243
Capital assets	395,244	399,646
Intangible and other assets	28,310,704	29,111,861

Total assets	$44,161,486	$49,831,750

Current liabilities	$2,232,444	$3,437,077
Capital lease obligations	29,698	36,260
Deferred revenue	793,599	925,865
Shareholders’ equity	41,105,745	45,432,548

Total liabilities and shareholders’ equity	$44,161,486	$49,831,750

	For the Three Months Ended
Statements of Loss and Deficit	February 28, 2003	February 28, 2002

Revenue
Research collaborative and licensing fees	$377,127	$37,805
Grant income	11,000	11,000

	388,127	48,805

Expenses
Research and development	3,227,635	1,234,860
General and administration	722,547	486,144
Amortization	888,393	106,268

	4,838,575	1,827,272

Operating loss	(4,450,448)	(1,778,467)

Other income
Interest and other income	132,754	16,636

Net Loss for the period	$(4,317,694)	$(1,761,831)
Deficit, beginning of period	(44,425,816)	(30,396,110)

Deficit, end of period	$(48,743,510)	$(32,157,941)

Basic and diluted loss per common share	$(0.15)	$(0.17)

1	Condensed from the Company’s unaudited financial statements.
2	Certain comparative figures have been reclassified to conform to the financial presentation used in the current reporting period.
3	Net loss per common share is based on the weighted average number of common shares outstanding during the period.

ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND
SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.	REPORTING ISSUER Cardiome Pharma Corp. 3650 Wesbrook Mall Vancouver, BC V6S 2L2
Item 2.	DATE OF MATERIAL CHANGE April 29, 2003
Item 3.	PRESS RELEASE April 29, 2003 - Vancouver, British Columbia
Item 4.	SUMMARY OF MATERIAL CHANGE Cardiome Pharma Corp. (the "Issuer") reported its financial results for the quarter ended February 28, 2003.
Item 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer reported today financial results for the quarter ended February 28, 2003. Amounts, unless specified otherwise, are in Canadian dollars. At February 28, 2003, the exchange rate was CDN$1.00 = U.S.$0.6739.

For the quarter ended February 28, 2003, the Issuer recorded a net loss of $4,317,694 ($0.15 per common share) compared to a net loss of $1,761,831 ($0.17 per common share) for the same quarter in the preceding fiscal year (“fiscal 2002”). Research and development expenditures increased to $3,227,635 for the quarter ended February 28, 2003 as compared to $1,234,860 in the same quarter in fiscal 2002. The year-over-year increase was primarily due to spending associated with advancing RSD1235 toward Phase III clinical studies and with the two late-stage clinical programs acquired through Paralex in March 2002. Specific costs incurred included the completion of a Phase I study on an oral application of RSD1235, manufacture of additional RSD1235 drug supplies, and the initiation of Phase II/III clinical trial on the oral application of oxypurinol for the treatment of congestive heart failure.

Subsequent to the quarter ended February 28, 2003, the Issuer completed a private placement of special warrants on a bought deal basis. Under the financing, the Issuer has issued 3,810,000 special warrants resulting in gross proceeds of $8,010,600. The proceeds will be held in trust and released to the Issuer upon the earlier of: (i) obtaining receipts for the Final Prospectus and (ii) August 10, 2003. Each special warrant is exercisable into one common share of the Issuer, and one-half of a warrant to purchase a common share. Each whole warrant will be exercisable into one common share at an exercise price of $2.75 per share for a period of 12 months.

The Issuer’s activities during the quarter ended February 28, 2003 were financed primarily by its working capital carried forward from the preceding fiscal year. At February 28, 2003, the Issuer had working capital of $13,223,094 as compared to $16,883,166 at November 30, 2002. The Issuer had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $14,680,340 at February 28, 2003 as compared to $19,736,377 at November 30, 2002. The Issuer invests its cash reserves in highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptance.

Item 6.	RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS Not Applicable.
Item 7.	OMITTED INFORMATION Not Applicable.
Item 8.	SENIOR OFFICER
	Name:	Christina Yip
	Title:	Vice President, Finance and Administration
	Phone No.:	604-677-6905
Item 9.	STATEMENT OF SENIOR OFFICER The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 2nd day of May, 2003.

CARDIOME PHARMA CORP.

Per:

_/s/ “Christina Yip” ____________
Christina Yip,
Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

3650 Wesbrook Mall Vancouver, BC V6S 2L2 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE      TSX: COM,      NASD BB: COMRF

CARDIOME REPORTED RSD1235 TO PROCEED TO PHASE III CLINICAL DEVELOPMENT

Vancouver, Canada, May 13, 2003 - Cardiome Pharma Corp. (TSX: COM; OTCBB: COMRF) reported at its annual general meeting held yesterday that it would initiate Phase III trials for RSD1235, its anti-arrhythmic product, in the second half of 2003. In addition, Cardiome received the approval of certain administrative matters from its shareholders.

In his presentation to shareholders, Cardiome’s Executive Vice President, Clinical Development and Regulatory Affairs, Dr. Alan Moore, reported that Cardiome recently met with the Food and Drug Administration of United States (the “FDA”). At the FDA meeting, Cardiome reviewed its Phase II clinical results and discussed its plan for Phase III clinical development for the intravenous application of RSD1235 for treatment of Atrial Fibrillation. The Company now plans to conduct three separate Phase III clinical trials and will proceed to initiate the first Phase III clinical trial in the second half of 2003.

“This has been a year of very significant progress for the company” stated Bob Rieder, Cardiome’s President & CEO. “We look forward to continued success in our various clinical programs and in selecting a commercial partner for RSD1235.”

At the annual meeting, shareholders approved the appointment of nine directors nominated by management. These are Mark Rogers, M.D., MBA., Robert Rieder, MBA, Alan Ezrin, Ph.D., Kenneth Galbraith, C.A., Arthur (Tim) Garson., M.D., M.P.H., Fred Mermelstein, Ph.D., Kim Sun Oh, C.P.A., Ralph Snyderman, M.D., and Michael Walker, Ph.D. Also at the annual meeting, shareholders passed a special resolution approving the creation of a class of preferred shares issuable in series.

About Cardiome Pharma Corp

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation (AF). RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation. This unique mechanism of action of RSD1235 combined with supportive preclinical and clinical data suggests that RSD1235 may be able to effectively treat atrial arrhythmia with a high margin of safety. In a phase II study completed in the fall of 2002 with new onset AF patients (n=56), RSD1235 terminated AF in 61% of patients versus 5% placebo within 30 minutes of the end of infusion (p=0.0003). Currently available drugs to acutely treat AF lack sufficient efficacy and have serious safety risks. These safety issues include risk of drug induced proarrhythmia and other cardiac liabilities. To date, no significant drug-related adverse events have been reported in patients exposed to RSD1235.

Cardiome’s lead product in the congestive heart failure area is oxypurinol, a novel therapy in treating the disease. Cardiome also plans to develop oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout. Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at: www.cardiome.com.

FOR FURTHER INFORMATION:

Cardiome Pharma Corp.
Don Graham, Director of Corporate Communication
(604) 677-6905 ext. 109,
Email: dgraham@cardiome.com
Website: www.cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer

REPORT ON THE NUMBER AND VALUE
OF SECURITIES DISTRIBUTED IN QUEBEC
PURSUANT TO SECTION 52 OF THE
SECURITIES ACT (QUEBEC)
DURING THE FISCAL YEAR ENDED NOVEMBER 30, 2002
(SECTION 114 OF THE REGULATION)

ISSUER: CARDIOME PHARMA CORP.

SECURITIES DISTRIBUTED IN QUEBEC PURSUANT
TO SECTION 52 OF THE SECURITIES ACT (QUEBEC)

	NUMBER	VALUE PER SHARE

Exchange, conversion or subscription rights	Nil	Nil

Stock dividends or reinvestment of dividends	Nil	Nil

Stock subscription plan	Nil	Nil

Distributions in connection with the exercise of	Nil	Nil
exchange, conversion or subscription rights
previously issued in Quebec

Distributions to employees and executives	Nil	Nil

Distributions of stock options to employees
and executives	Nil	Nil

SECURITIES DISTRIBUTED PURSUANT TO THE EXERCISE
OF A RIGHT, WARRANT OR OPTION PREVIOUSLY ISSUED IN QUEBEC

	NUMBER	VALUE

Exercise of options	Nil	Nil
Exercise of compensation options	Nil	Nil
Exercise of previously issued special warrants	Nil	Nil
Exercise of Broker's Warrant	Nil	Nil

DISTRIBUTED SECURITIES ELIGIBLE
FOR A QUEBEC STOCK SAVINGS PLAN

	NUMBER	VALUE

Distributions of stock options to employees
and executives	Nil	Nil
Exercise of options	Nil	Nil

ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND
SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.	REPORTING ISSUER Cardiome Pharma Corp. 3650 Wesbrook Mall Vancouver, BC V6S 2L2
Item 2.	DATE OF MATERIAL CHANGE May 13, 2003
Item 3.	PRESS RELEASE May 13, 2003 - Vancouver, British Columbia
Item 4.

SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp. (the "Issuer") reported at its annual general meeting on May 12, 2003 that it would initiate Phase III trials for RSD1235, its anti-arrhythmic product, in the second half of 2003. In addition, the Issuer received the approval of certain administrative matters from its shareholders.

Item 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer reported at its annual general meeting held yesterday that it would initiate Phase III trials for RSD1235, its anti anti-arrhythmic product, in the second half of 2003. In addition, the Issuer received the approval of certain administrative matters from its shareholders.

In his presentation to shareholders, the Issuer's Executive Vice President, Clinical Development and Regulatory Affairs, Dr. Alan Moore, reported that the Issuer recently met with the Food and Drug Administration of the United States (the "FDA"). At the FDA meeting, the Issuer reviewed its Phase II clinical results and discussed its plan for Phase III clinical development for the intravenous application of RSD1235 for treatment of Atrial Fibrillation. The Issuer now plans to conduct three separate Phase III clinical trials and will proceed to initiate the first Phase III clinical trial in the second half of 2003.

At the annual meeting, shareholders approved the appointment of nine directors nominated by management. These are Mark Rogers, M.D., MBA., Robert Rieder, MBA, Alan Ezrin, Ph.D., Kenneth Galbraith, C.A., Arthur (Tim) Garson., M.D., M.P.H., Fred

Mermelstein, Ph.D., Kim Sun Oh, C.P.A., Ralph Snyderman, M.D., and Michael Walker, Ph.D. Also at the annual meeting, shareholders passed a special resolution approving the creation of a class of preferred shares issuable in series.

Item 6.	RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS Not Applicable.
Item 7.	OMITTED INFORMATION Not Applicable.
Item 8.	SENIOR OFFICER
	Name:	Christina Yip
	Title:	Vice President, Finance and Administration
	Phone No.:	604-677-6905
Item 9.	STATEMENT OF SENIOR OFFICER The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 15th day of May, 2003.

CARDIOME PHARMA CORP.

Per:

_/s/ “Christina Yip” ____________
Christina Yip,
Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

     A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in the Provinces of British Columbia, Ontario and Quebec but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short from prospectus is obtained from the securities regulatory authorities.

     No securities regulatory authority in Canada has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act.

     Information has been incorporated by reference in this short from prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Assistant Secretary of Cardiome Pharma Corp. at 3650 Wesbrook Mall, Vancouver, British Columbia, Canada, V6S 2L2, Telephone: (604) 677-6905, Email: cyip@cardiome.com. For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record can be obtained from the Assistant Secretary of Cardiome Pharma Corp. at the above mentioned address and telephone number.

New Issue	Dated: May 27, 2003

Preliminary Short Form Prospectus

CARDIOME PHARMA CORP.

3,810,000 Common Shares and 1,905,000 Warrants
Issuable Upon Exercise of Special Warrants

     This short form prospectus qualifies the distribution of 3,810,000 common shares (the "Common Shares") and 1,905,000 share purchase warrants (the "Warrants") of Cardiome Pharma Corp. ("Cardiome" or the "Company") issuable upon the exercise of previously issued special warrants (the "Special Warrants"). Each Special Warrant entitles the holder to acquire on the exercise thereof, without additional consideration, one Share and one-half of a Warrant. Each whole Warrant entitles the holder to purchase one additional Common Share at a price of $2.75 on or before 5:00 p.m. (Toronto time) on April 10, 2004. The Special Warrants were issued on April 10, 2003 on a private placement basis (the "Offering") pursuant to an underwriting agreement dated April 10, 2003 among Yorkton Securities Inc., Sprott Securities Inc., TD Securities Inc. and First Associates Investments Inc. (collectively, the "Underwriters") and the Company. Of the 3,810,000 Special Warrants issued, 3,762,000 were issued at a price of $2.10 per Special Warrant and 48,000 were issued at a price of $2.30 per Special Warrant, raising aggregate gross proceeds to the Company of $8,010,600. The Special Warrants are exercisable until 5:00 p.m. (Toronto time) on the earlier of the following dates (the "Expiry Date"): (i) the fifth business day following the date on which a receipt is issued for a final prospectus qualifying the distribution of the Common Shares and Warrants issuable upon exercise of the Special Warrants from the last of the British Columbia, Ontario and Quebec securities commissions, and (ii) August 10, 2003. As of the date of this short form prospectus, none of the Special Warrants has been exercised. All unexercised Special Warrants will be deemed to be exercised on the Expiry Date.

			Net Proceeds
	Price to Public	Underwriters' Fee(1)	to the Company(2)

Per Special Warrant	$2.10	$0.126	$1.974
(for 3,762,000 Special Warrants)
Per Special Warrant	$2.30	$0.138	$2.162
(for 48,000 Special Warrants)
Total Offering	$8,010,600	$480,636	$7,529,964

(1)
The Company paid a 6% cash fee to the Underwriters of $480,636 from the gross proceeds of the Offering for their services in connection with the Offering. No additional commission or fee will be paid by the Company in connection with the issuance of the Common Shares and Warrants on exercise of the Special Warrants or upon the issuance of the Common Shares underlying the Warrants if, as and when such Warrants are exercised.

(2)	Prior to deducting expenses of the Offering, estimated to be $200,000.

     An investment in securities of the Company should be regarded as highly speculative due to the nature of the Company's business. See "Forward-Looking Statements" and "Risk Factors". There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants acquired under this short form prospectus.

     The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "COM". On April 10, 2003, the closing date of the Offering, the closing price of the Common Shares on the TSX was $2.20. On May 26, 2003, the closing price of the Common Shares on the TSX was $3.10. The TSX has approved the listing of the Common Shares issuable upon exercise of the Special Warrants and Warrants.

     Certain legal matters relating to the distribution of the Common Shares and Warrants upon exercise of the Special Warrants will be passed upon on behalf of the Company by Catalyst Corporate Finance Lawyers and on behalf of the Underwriters by Fasken Martineau DuMoulin LLP.

ii

Page No.		Page No.

EXCHANGE RATE INFORMATION	1	USE OF PROCEEDS	7
FORWARD-LOOKING STATEMENTS	1	CAPITALIZATION	7
DOCUMENTS INCORPORATED BY		PLAN OF DISTRIBUTION	8
REFERENCE	2	SHARE CAPITAL	9
THE COMPANY	3	DIVIDEND POLICY	9
Company Overview	3	RISK FACTORS	9
Summary of Current Projects	3	AUDITORS, TRANSFER AGENT AND
General Development of the Business	5	REGISTRARS	19
Acquisition of Cardiome, Inc. (formerly Paralex,		LEGAL MATTERS	19
Inc.)	5	CONTRACTUAL RIGHT OF ACTION	19
Recent Developments	5	PURCHASERS' STATUTORY RIGHTS	19
Incorporation and Subsidiaries	5	CERTIFICATE OF THE COMPANY	C-1
SELECTED FINANCIAL DATA	6	CERTIFICATE OF THE UNDERWRITERS	C-2

EXCHANGE RATE INFORMATION

     Unless otherwise stated, all dollar amounts in this short form prospectus refer to Canadian dollars. On May 26, 2003, the exchange rate for one U.S. dollar expressed in Canadian dollars was $1.3744 based upon the Bank of Canada noon buying rate on that date.

FORWARD-LOOKING STATEMENTS

     This short form prospectus contains forward-looking statements reflecting Cardiome's current operations and expectations in the therapeutic drug development market. These statements reflect management's current beliefs and are based on information currently available to management. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, changes in market and competition, technological and competitive developments, and potential downturns in economic conditions generally. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. Cardiome assumes no obligation to update or revise the forward-looking statements contained herein.

1

DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed with the securities commissions in the Provinces of British Columbia, Ontario and Quebec are specifically incorporated by reference in, and form an integral part of, this short form prospectus:

1.	annual report on Form 20-F of the Company dated May 8, 2003 for the fiscal year ended November 30, 2002;

2.
unaudited interim consolidated financial statements of the Company and the notes thereto for the three month period ended February 28, 2003, together with the Management's Discussion and Analysis of Financial Condition and Results of Operations for the three month period ended February 28, 2003;

3.
audited consolidated financial statements of the Company and the notes thereto for the fiscal years ended November 30, 2002 and 2001, together with the auditor's reports thereon and Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal years ended November 30, 2002, 2001 and 2000;

4.
audited balance sheet and statements of loss, shareholders' equity and cash flows of Cardiome, Inc.
(formerly Paralex, Inc.) as at and for the period ended November 30, 2001, included in the Company's prospectus dated February 28, 2002;

5.	unaudited balance sheet and statements of loss, shareholders' equity and cash flows of Cardiome, Inc. as at and for the three month periods ended February 28, 2002 and 2001;

6.	unaudited pro forma consolidated statement of loss of the Company for the year ended November 30, 2002;

7.	Information Circular of the Company dated April 3, 2003, but excluding the information under the headings "Report on Executive Compensation", "Performance Graph" and "Corporate Governance";

8.
Material Change Report of the Company dated December 5, 2002 announcing that a proof-of-concept oral dosing study in humans demonstrates that the Company's antiarrhythmic drug RSD1235 has significant oral bioavailability;

9.
Material Change Report of the Company dated January 6, 2003 announcing the appointment of Doug Janzen to the position of Chief Financial Officer and the promotion of Christina Yip to Vice President, Finance and Administration;

10.	Material Change Report of the Company dated March 4, 2003 announcing the Company's financial results for the fiscal year ended November 30, 2002;

11.	Material Change Report of the Company dated March 12, 2003 announcing that the Company has commenced patient dosing of oxypurinol in a Phase II/III study of patients with congestive heart failure;

12.	Material Change Report of the Company dated April 7, 2003 announcing that the Company had entered into an agreement with Yorkton Securities Inc. in respect of the Offering;

13.	Material Change Report of the Company dated April 16, 2003 announcing that the Company completed the Offering;

14.	Material Change Report of the Company dated May 2, 2003 announcing its unaudited financial results for the three month period ended February 28, 2003; and

15.	Material Change Report of the Company dated May 15, 2003 announcing that RSD1235 is proceeding to Phase III clinical development.

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     Any annual reports on Form 20-F or annual information forms, interim unaudited financial statements, information or management proxy circulars and material change reports (other than confidential material change reports) filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this short form prospectus and before completion or withdrawal of this Offering, will deemed to be incorporated by reference into this short form prospectus.

     Any statements contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained in this short form prospectus or in any subsequently filed document that also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded the prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

     Copies of documents incorporated by reference herein may be obtained upon request without charge from the Company's Assistant Secretary at 3650 Wesbrook Mall, Vancouver, British Columbia, Canada, V6S 2L2, Telephone: (604) 677-6905, Email: cyip@cardiome.com. Copies of the documents are also available for downloading from the internet at www.sedar.com.

     In this short form prospectus, unless the context otherwise indicates, the terms "we", "us", "our", and similar terms as well as references to "Cardiome" or the "Company" refer to Cardiome Pharma Corp. together with its subsidiaries.

THE COMPANY

Company Overview

     Cardiome is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. Our current drug discovery and development efforts target the treatment of cardiac arrhythmia, which is an abnormal electrical signal in the heart, or an abnormal heart beat resulting from such a signal, and congestive heart failure, which is the failure of the heart to pump blood at a rate sufficient to support the body's needs. Our arrhythmia drug candidates are designed to stop, and prevent future occurrences of, arrhythmia by blocking specific ion channels, which are specialized pores in the membrane of certain cells, found only in the atria of the heart. Our congestive heart failure drug candidate inhibits the enzyme xanthine oxide, which degrades a particular protein called xanthine oxidase, which is important to human heart function. We believe that increasing the presence of xanthine oxidase will improve the ability of the heart to pump blood. We also have a program, applying our congestive heart failure drug candidate, for the treatment of allopurinol intolerant hyperuricemia (gout).

Summary of Current Projects

     We have two projects focused on arrhythmia, one on congestive heart failure and one on the treatment of allopurinol intolerant hyperuricemia (gout).

     There are two broad types of arrhythmia: atrial arrhythmia and ventricular arrhythmia. Atrial arrhythmias affect the two upper chambers of the heart and are less life-threatening but more widespread than ventricular arrhythmias. Ventricular arrhythmias affect the two lower chambers of the heart and are life-threatening. Our antiarrhythmic projects treat atrial arrhythmias.

     Congestive heart failure is a disease characterized by an inability of the heart to pump blood at a rate sufficient to support the body's needs. An imbalance between the ability of the left ventricle to pump blood, called ventricular performance and the speed that the heart tissue can metabolize the oxygen contained in the blood, called myocardial

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oxygen consumption, leads to an impairment of the heart's ability to contract. This impairment leads to congestive heart failure.

     The following table indicates the name of our product candidates, their therapeutic focus and their stage of development:

Product Candidate	Therapeutic Focus	Stage of Development
RSD1235	Atrial Arrhythmia (intravenous)	Proceeding to Phase III clinical trial
Kv1.5	Atrial Arrhythmia	Pre-clinical
Oxypurinol	Congestive Heart Failure	Phase II/III clinical trial initiated
Oxypurinol	Allopurinol Intolerant Hyperuricemia (gout)	Phase II/III clinical trial completed

RSD1235      RSD1235 is an agent used to treat atrial arrhythmia that is suitable for intravenous administration in a hospital setting and may be developed for chronic oral therapy. In a phase II clinical trial using intravenous administration of RSD1235, RSD1235 effectively terminated atrial fibrillation ("AF") and converted AF to normal heart rhythm. The Phase II clinical trial, completed in September 2002, involved 56 new-onset AF patients and showed that RSD1235 terminated AF in 61% of patients receiving the drug compared to 5% of patients receiving the placebo within 30 minutes of the end of infusion of the drug. In a proof-of-concept oral dosing study in humans completed in December 2002, RSD1235 was also shown to have significant oral bioavailability suggesting it could also be used for chronic oral therapy. We are currently in the process of developing our strategy for Phase III clinical trials for the intravenous application of RSD1235 which may involve a third party collaboration. We plan to conduct three separate Phase III clinical trials, one of which we expect to initiate in the second half of 2003. This Phase III trial is projected to be completed by the end of 2005 and cost approximately U.S.$10.7 million, of which approximately U.S.$2.4 million is expected to be incurred in the fiscal year ending November 30, 2003. In the meantime, we are seeking partnerships with pharmaceutical companies to help further develop and market this compound. With respect to the clinical development of the oral application of RSD1235, we continue to evaluate several strategic options and have not allocated a material amount of our budget for clinical development of the oral application of RSD1235 at this time.

Kv1.5              Our Kv1.5 program is a discovery-stage program focused on discovering an agent that treats atrial arrhythmia by selectively blocking a specific ion channel found only in atrial cardiac tissue. An ion channel is a specialized pore in the membrane of cells which assists in controlling and transferring electrical impulses, called action potentials, in the cell. This project is in the pre-clinical stage. Our recent data has confirmed the ability of these drugs to modify the electrical activity of human cardiac tissue studied in the laboratory. We expect to identify additional lead compounds for this project in 2003.

Oxypurinol    In the oxypurinol program, we expect to determine if oxypurinol is a safe and effective therapy for the treatment of congestive heart failure. We submitted an investigational new drug application with the U.S. Food and Drug Administration in June 2002. In March 2003, we initiated a Phase II/III clinical trial on using the oral application of oxypurinol to treat congestive heart failure. This Phase II/III clinical trial will involve studies in 400 patients with moderate to severe symptomatic congestive heart failure (rated by the New York Heart Association as class III-IV) and will demonstrate the level of safety and effectiveness of oxypurinol in the treatment of congestive heart failure. The primary goals of the clinical trial are to establish, using several clinical efficacy measures, the overall number of patients who improve, worsen or remain unchanged from oxypurinol versus placebo during a six-month course of therapy. The Phase II/III clinical trial is estimated to cost U.S.$6.7 million, of which at least U.S.$0.67 million will be incurred in the fiscal year ending November 30, 2003. We anticipate the completion of this trial by the end of 2004. We have also initiated, or plan to initiate this year, three small proof-of-concept trials, two on the intravenous application of oxypurinol and one on the oral application of oxypurinol for the treatment of congestive heart failure. The estimated cost associated with these proof-of-concept trials is U.S.$500,000 and we expect they will be completed by the end of 2003.

     Pursuant to our license from ILEX Oncology, Inc. ("ILEX"), we exercised our option to acquire for U.S.$250,000 the rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout), in May 2002. A pivotal, open-label Phase II/III clinical study for the treatment of patients with symptomatic hyperuricemia (gout) who are intolerant to allopurinol was completed by ILEX prior to our acquisition of this technology. We are evaluating the appropriate strategy for a new drug application submission for oxypurinol to treat allopurinol intolerant gout patients.

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     We are currently conducting our own research and development on our product candidates. We do not plan to develop an in-house marketing or manufacturing capability. As part of our business strategy, we will seek collaborative partners to spearhead late-stage development and marketing of these product candidates.

General Development of the Business

     Since 1992, we have been involved in research and development of technology acquired from the University of British Columbia used to decrease the incidence of arrhythmia. Until 2001, we were also developing this technology for local anaesthetic and other uses. In addition, we acquired technology from Drs. Macleod and Quastel of the University of British Columbia in 1997 and carried out research and development of compounds for the treatment of pain (until early 1999) and cough (until late 2000), and did some initial pre-clinical work on a compound for erectile dysfunction (until early 2000). In August 1999, we closed a $5.1 million private placement to Canadian institutional investors and in April 2000, we closed a $7.8 million private placement to Canadian institutional investors. In January 2001, we narrowed our focus to the cardiac area and during the fiscal year ended November 30, 2001, we allocated all of our research and development resources to our projects relating to cardiac arrhythmia. In October 2001, we closed a $1.1 million private placement to our existing Canadian investors. In March 2002, we closed a concurrent public offering in Canada and private placement in the United States raising $30.9 million and acquired Cardiome, Inc. (formerly Paralex, Inc.). The acquisition of Cardiome, Inc. provided us with the technology it had licensed from The Johns Hopkins University ("JHU") for the use of oxypurinol in the treatment of congestive heart failure, and an option from ILEX to acquire rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout), which we exercised in May 2002. In April 2003, we closed the Offering.

Acquisition of Cardiome, Inc. (formerly Paralex, Inc.)

     On March 8, 2002, we completed the acquisition of all of the outstanding shares of Cardiome, Inc., in exchange for 8,203,396 Common Shares. Also, on March 8, 2002, we completed a concurrent public offering in Canada and private placement in the U.S. of $30.9 million and issued 9,309,657 Common Shares along with warrants entitling the holders to purchase 2,327,414 Common Shares at a price of $6.64 per Common Share.

     Prior to the acquisition, Cardiome, Inc. was a private, New York based development-stage bio-pharmaceutical company incorporated in January 2001. Since that time, it had not conducted any significant business activities other than entering into license agreements with JHU and ILEX. The license from JHU is for certain intellectual property relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for the treatment of congestive heart failure, other cardiovascular disorders and neuromuscular disease. The license from ILEX is for rights to oxypurinol clinical data, drug supply and know-how and an option on rights to oxypurinol for the treatment of gout, , which we have exercised. Oxypurinol has been studied in humans and is utilized in a compassionate use program for patients who are allergic to allopurinol, a conventional treatment for gout. Prior to the acquisition, Cardiome, Inc. did not have any research and development expenditures and had no employees.

Recent Developments

     At our annual general meeting of shareholders held on May 12, 2003, Kenneth Galbraith was elected as a new director, replacing Dr. Elizabeth Rogers. Our current directors are Mark C. Rogers, Robert W. Rieder, Alan M. Ezrin, Arthur (Tim) Garson, Jr., Kenneth Galbraith, Fred H. Mermelstein, Kim Sun Oh, Ralph Snyderman and Michael J. Walker. Following the meeting, the board of directors appointed Dr. Elizabeth Rogers as Corporate Secretary, replacing Jim Heppell.

     Also on May 12, 2003, our shareholders approved the creation of a class of preferred shares, issuable in series. Each series of preferred shares will have the rights and restrictions determined by the board of directors of the Company at the time the series is created. No preferred shares have been issued by the Company.

Incorporation and Subsidiaries

     We were incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992, we changed the focus of our business from mining exploration to drug research and development and changed our name to Nortran Pharmaceuticals Inc. In June 2001, we changed our name to Cardiome Pharma Corp. On March 8, 2002, we continued under the Canada Business Corporations Act

5

(the "CBCA"). We have two wholly-owned subsidiaries: Rhythm-Search Developments Ltd., a company incorporated under the Company Act (British Columbia), and Cardiome, Inc. (formerly Paralex, Inc.) a corporation incorporated under the Delaware General Corporation Law. In September 2002, Atriven Cardiology Corp., formerly one of our subsidiaries, was dissolved and its assets were transferred to Cardiome Pharma Corp.

     Our head office is located at 3650 Wesbrook Mall, Vancouver, British Columbia, Canada, V6S 2L2. The address and the contact numbers of our registered office are as follows: 1400 – 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9, telephone number: (604) 688-6900 and fax number: (604) 443-7000.

SELECTED FINANCIAL DATA

     The following table sets forth our selected financial data for each of the years in the three-year period ended November 30, 2002 and for the three-month periods ended February 28, 2003 and 2002. This data is derived from our audited consolidated financial statements and our unaudited interim consolidated financial statements. The following is intended as a summary only and reference is made to the consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles, incorporated by reference in this short form prospectus.

	Three Months	Three Months
	Ended	Ended	Year Ended	Year Ended	Year Ended
	February 28,	February 28,	November 30,	November 30,	November 30,
	2003	2002	2002	2001(1)	2000
	(unaudited)
OPERATING DATA
Revenue
Research collaborative and licensing fees	$377,127	$37,805	$1,768,409	$197,028	$92,095
Grant income	11,000	11,000	37,000	88,137	135,363

Total	$388,127	$48,805	$1,805,409	$285,165	$227,458

Expenses
Research and development	$3,227,635	$1,234,860	$10,146,508	$5,498,838	$4,732,656
General and administration	722,547	486,144	3,409,940	1,741,193	1,569,044
Amortization	888,383	106,268	3,011,501	550,097	917,288

Total	$4,838,575	$1,827,272	$16,567,949	$7,790,128	$7,218,988

Operating loss	$(4,450,448)	$(1,778,467)	$(14,762,540)	$(7,504,963)	$(6,991,530)
Other income
Interest and other income	132,754	16,636	632,834	347,078	495,894

Loss before income taxes	$(4,317,694)	$(1,761,831)	$(14,129,706)	$(7,157,885)	$(6,495,636)
Future income tax recovery	--	--	100,000	--	--

Net Loss for the period	$(4,317,694)	$(1,761,831)	$(14,029,706)	$(7,157,885)	$(6,495,636)

Basic and diluted loss per Common Share(3)	(0.15)	(0.17)	(0.60)	(0.69)	(0.69)

Weighted average number of outstanding	28,308,098	10,415,965	23,560,044	10,304,579	9,359,210
Common Shares(3)

BALANCE SHEET DATA
Assets
Current assets	$15,455,538		$20,320,243	$4,430,791
Capital assets	395,244		399,646	302,583
Intangible and other assets	28,310,704		29,111,861	1,536,249

Total assets	$44,161,486		$49,831,750	$6,269,623

Capital Lease Obligations	55,327		61,480	--

Deferred revenue	1,322,667		1,454,933	1,348,374

Shareholders' Equity
Share capital(3)	88,572,989		88,582,098	32,251,393
Special warrants	--		--	966,000
Contributed surplus	1,276,266		1,276,266	1,192,266
Deficit	$(48,743,510)		$(44,425,816)	$(30,396,110)

Total shareholders' equity	$41,105,745		$45,432,548	$4,013,549

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Notes:

(1)
Effective December 1, 2000, Cardiome adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change was applied retroactively and, as permitted, the comparative financial statements were not restated. The change in accounting policy for the year ended November 30, 2001 resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000 and a reduction in amortization expense and net loss for the year ended November 30, 2001 of $102,720. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

(2)
Effective June 1, 2001, Cardiome changed its accounting policy for recognizing license fees to be consistent with U.S. generally accepted accounting principles, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. The change has been applied retroactively as disclosed under Note 3(b) of the audited consolidated financial statements of Cardiome for the year ended November 30, 2002. The impact of this change on the results of operations for the year ended November 30, 2000 as previously reported, was to reduce research collaborative, licensing and option fees by $1,999,598, increase the loss for the year by $1,999,598, increase deferred revenue by $1,499,598 and increase the deficit by $1,999,598.

(3)	There are 28,308,098 Common Shares issued and outstanding as of the date of this short form prospectus (excluding any Common Shares issuable upon the exercise of any Special Warrants).

USE OF PROCEEDS

     The net proceeds received by Cardiome from the sale of the Special Warrants, after deducting the Underwriters' fee and estimated expenses of the Offering, are $7,329,964. The net proceeds of the Offering will be used to fund Phase III clinical development of the intravenous application of RSD1235. See "The Company – Summary of Current Projects – RSD1235". The ultimate allocation of such proceeds and the timing of their expenditure will depend upon the prevailing business opportunities and conditions, regulatory approval, agreements with strategic partners and the progress of clinical development and testing. Until applied to the foregoing uses, the proceeds of the Offering will be invested in highly liquid and highly rated financial instruments such as treasury bills, commercial papers and bankers' acceptances.

CAPITALIZATION

				Outstanding at
				February 28, 2003
			Outstanding at	After Giving Effect to
	Currently	Outstanding at	February 28, 2003	this Offering
	Authorized	November 30, 2002	(unaudited)	(unaudited)(1)

Obligations under Capital Lease(2)	N/A	$61,480	$55,327	$55,327
Shareholders' Equity
Common Shares	Unlimited	$88,582,098	$88,572,989	$95,902,953(3)
		(28,308,098 shs)	(28,308,098 shs)	(32,118,098 shs)
Contributed Surplus		$1,276,266	$1,276,266	$1,276,266
Deficit		$(44,425,816)	$(48,743,510)	$(48,743,510)
Total Shareholders' Equity		$45,432,548	$41,105,745	$48,435,709
Total Capitalization		$45,494,028	$41,161,072	$48,491,036

Notes:

(1)	Reflects the issue of 3,810,000 Special Warrants for net proceeds of $7,329,964 and the exercise of such Special Warrants into 3,810,000 Common Shares and 1,905,000 Warrants, but does not reflect the exercise of any Warrants. See “Plan of Distribution”.
(2)	Includes the current portion. See Note 12 of the Company's audited consolidated financial statements for the fiscal year ended November 30, 2002 for a description of commitments under operating leases.
(3)	After deducting the expenses of the Offering estimated at $200,000 and the Underwriters’ fee of $480,636.

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PLAN OF DISTRIBUTION

     This short form prospectus qualifies the distribution of 3,810,000 Common Shares and 1,905,000 Warrants of the Company to be issued upon the exercise of previously issued Special Warrants.

     The Special Warrants, Common Shares and Warrants have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act.

     The Company entered into an underwriting agreement with the Underwriters dated April 10, 2003, whereby the Underwriters agreed to purchase 3,810,000 Special Warrants on a private placement basis. On April 10, 2003 (the "Closing Date"), the Special Warrants were sold to purchasers resident in British Columbia, Ontario and Quebec at a price of $2.10 per Special Warrant for 3,762,000 of the Special Warrants and at a price of $2.30 per Special Warrant for 48,000 of the Special Warrants, raising aggregate gross proceeds to the Company of $8,010,600. The Offering prices were determined by negotiation between the Company and the Underwriters, in accordance with the policies of the TSX.

     The Special Warrants were issued pursuant to and are governed by a special warrant indenture (the "Special Warrant Indenture") between the Company and Pacific Corporate Trust Company, as trustee, dated the Closing Date. Each Special Warrant entitles the holder to acquire on the exercise thereof, without additional consideration, one Share and one-half of a Warrant at any time on or before 5:00 p.m. (Toronto time) on the earlier of the following dates (the "Expiry Date"): (i) the fifth business day following the date (the "Clearance Date") on which a receipt is issued for a final prospectus (the "Qualifying Prospectus") qualifying the distribution of the Common Shares and Warrants from the last of the British Columbia, Ontario and Quebec securities commissions, and (ii) August 10, 2003.

     Each whole Warrant issued pursuant to the exercise of Special Warrants will entitle the holder to purchase one Common Share at an exercise price of $2.75 on or before 5:00 p.m. (Toronto time) on April 10, 2004. The Warrants will be transferable, subject to compliance with securities laws, but will not be listed on the TSX. The Warrants are governed by a warrant indenture (the "Warrant Indenture") entered into between the Company and Pacific Corporate Trust Company, as trustee, dated the Closing Date. The terms of the Warrant Indenture provide that, among other things, the Warrants and the number of Common Shares issuable upon their exercise will be subject to adjustment upon the occurrence of certain stated events, including the subdivision or consolidation of Common Shares, certain distributions of Common Shares, certain offerings of rights and certain capital reorganizations. No fractional Warrants will be issued, with fractions of 0.5 or more rounded up and fractions of less than 0.5 rounded down to the nearest whole number. A holder of Warrants will not become a shareholder of the Company by virtue of holding such Warrants.

     As of the date of this short form prospectus, none of the Special Warrants has been exercised. All unexercised Special Warrants will be deemed to be exercised on the Expiry Date.

     The Company has agreed to use its best efforts to obtain, on or before 5:00 p.m. (Toronto time) on June 9, 2003, a receipt for this short form prospectus from each of the British Columbia, Ontario and Quebec securities commissions. The Special Warrants were issued pursuant to exemptions from the prospectus requirements of applicable securities legislation. The Special Warrants, and any Common Shares or Warrants issued pursuant to the exercise of Special Warrants prior to a receipt being issued for this short form prospectus, are subject to restrictions on resale until such time as the hold period prescribed by the securities legislation in the applicable jurisdiction has expired, a further statutory exemption may be relied upon by the purchaser, a discretionary order is obtained from the applicable securities regulatory authority, or a receipt for this short form prospectus is issued by the applicable securities regulatory authority.

     The net proceeds of the Offering were remitted to Pacific Corporate Trust Company to be held in escrow by Pacific Corporate Trust Company until the earlier of the Clearance Date and August 10, 2003, at which time such proceeds will be remitted to the Company.

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     The Company paid to the Underwriters a cash fee of 6% of the gross proceeds of the Offering, an aggregate of $480,636. No additional commission or fee will be paid by the Company in connection with the issuance of the Common Shares and Warrants on exercise of the Special Warrants or upon the issuance of the Common Shares underlying the Warrants if, as and when such Warrants are exercised.

     The Company has agreed for the benefit of the Underwriters, for a period of 90 days from the Closing Date, not to reserve, allot, create or issue any Common Shares or other rights to acquire Common Shares, other than: (i) pursuant to securities already outstanding on the Closing Date, (ii) options and Common Shares issued in connection with the Company's stock option plan, (iii) in connection with a strategic alliance or partnership for the commercialization of the Company's products, or (iv) with the consent of the Underwriters. In addition, each of the directors and officers of the Company has agreed for the benefit of the Underwriters, until the earlier of the Expiry Date and 90 days from the Closing Date, not to offer, sell, assign, pledge, alienate, transfer or otherwise dispose of any of their Common Shares or securities convertible into Common Shares.

     The TSX has approved the listing of the Common Shares issuable upon exercise of the Special Warrants and Warrants.

SHARE CAPITAL

     The authorized share capital of Cardiome consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of the date of this short form prospectus, 28,308,098 Common Shares and no preferred shares were issued and outstanding. All of the Common Shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up. No Common Shares have been issued subject to call or assessment. The Common Shares contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the Company's articles and bylaws and the CBCA.

     The preferred shares may be issued from time to time in one or more series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations will be determined at the time of creation of each such series by the Company's board of directors, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of the dissolution, liquidation or winding-up of the Company.

DIVIDEND POLICY

     The Company has not declared or paid any dividends on its Common Shares since its inception. The Company currently anticipates that it will retain any earnings to finance expansion and development of its business.

RISK FACTORS

     You should consider carefully the following risks and other information included or incorporated by reference in this short form prospectus, including our historical consolidated financial statements and related notes, before you decide to purchase our Common Shares. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our Common Shares could decline and you could lose part or all of your investment.

     We are establishing a new pharmaceutical development business and have no developed or approved products

     We are in the early drug discovery and development stage and are subject to all of the risks associated with the establishment of a new business enterprise. As a result, our business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with a newly established pharmaceutical development business.

9

     Our proposed products are currently in the research and development stage and we have not generated any revenues from product sales, nor do we expect to generate any product revenues in the foreseeable future. Most of the pre-clinical research and clinical development work and testing for our product candidates remains to be completed, as Kv1.5 is in the pre-clinical stage, RSD1235 is proceeding to a Phase III clinical trial and oxypurinol in the treatment of congestive heart failure is in a Phase II /III clinical trial. In addition, the intellectual property rights and pre-clinical data associated with RSD1122 were returned to us from our former collaborative partner, AstraZeneca AB on July 4, 2002. We decided not to carry out and fund further research and development on this drug candidate at this time. Accordingly, it remains uncertain as to whether our research and development efforts will be successful. There is a possibility that none of our potential products will be found to be safe and effective or that we will be unable to receive necessary regulatory clearances in order to commercialize them.

     Our failure to successfully develop and obtain regulatory approval for our products that are under development would have a material adverse effect on our business, financial condition and results of operations.

     If we do successfully develop our products, they may not achieve market acceptance and we may not be able to sell them

     Even if we do develop a safe and effective product and obtain the necessary regulatory clearances, the process will take years, and by the time this occurs, because of the competitive and dynamic nature of the drug development industry, there is a risk that at such time, any such product:

  will not be economical to market, or marketable at prices that will allow us to achieve profitability, will not be successfully marketed or achieve market acceptance, will not be preferable to existing or newly developed products marketed by third parties, or will infringe proprietary rights held by third parties now or in the future that would preclude us from marketing any such product.

     The degree of market acceptance of products developed by us, if any, will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of our products and their potential advantage over alternative treatment methods. There is no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by us.

     In addition, by the time our products, if any, are ready to be commercialized, what we believe to be the market for these products may have changed. Information incorporated by reference in this short form prospectus includes estimates of the number of patients who have received or might have been candidates to use a specific product. Accordingly, these estimates may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients.

     Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition and results of operations.

     We have limited revenues, a history of significant losses and an accumulated deficit

     We have had no sales revenue to date. Although we have been involved in the pharmaceuticals industry since 1992, we have been engaged only in research and development. We have generated limited non-sales revenue and have incurred significant operating losses, including net losses of $4,317,694 for the three-month period ended February 28, 2003, and $14,029,706, $7,157,885, and $6,495,636 for the years ended November 30, 2002, 2001 and 2000, respectively. Our revenues were $388,127 for the three-month period ended February 28, 2003, and $1,805,409, $285,165 and $227,458 for the years ended November 30, 2002, 2001, and 2000, respectively. Since inception, our accumulated deficit is $48,743,510, as of February 28, 2003. We anticipate that we will incur substantial operating expenses in connection with the research, development, testing and approval of our proposed products and we expect these expenses to result in continuing and significant operating losses for the foreseeable future. If we are unable to develop, obtain regulatory clearance for, and successfully commercialize our product candidates, we will not be able to significantly increase revenues or achieve profitable operations.

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     We will have additional future capital needs and there are uncertainties as to our ability to raise additional funding

     We will require substantial additional capital resources to further develop our product candidates, obtain regulatory approvals and ultimately to commercialize our products. While we believe that our current capital resources, including the proceeds from outstanding warrants, if exercised, will be sufficient to fund our operations as currently anticipated for the next two fiscal years, we do not expect to be able to commercialize our product candidates or complete all of our current clinical studies during this period. Accordingly, unless we are able to access the capital markets, our resources during this period will be limited to cash on hand and any revenues we are able to generate from corporate collaboration or licensing arrangements.

     In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

  we make faster than expected scientific progress in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries, our progress with pre-clinical studies and clinical trials is delayed or we experience set backs, we experience delays or unexpected increased costs in connection with obtaining regulatory approvals, we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or we are required or elect to develop, acquire or license new technologies and products.

     We intend to seek additional funding through corporate collaborations and licensing arrangements, public or private equity or debt financing, and/or capital lease transactions. However, if our research and development activities do not show positive progress, or if capital market conditions in general or with respect to biotechnology or development stage companies such as ours are unfavorable, our ability to obtain additional funding on acceptable terms, if at all, will be negatively affected. Additional equity financing could result in significant dilution to our shareholders.

     If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our discovery, research or development projects, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

     Our share price has experienced volatility and may be subject to fluctuation in the future based on market conditions

     The market prices for the securities of biotechnology companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements, competition by new therapeutic products or technological innovations, government regulations, fluctuations in our operating results, results of clinical trials, public concern regarding the safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of our Common Shares. For example, since 1996, after giving effect to our reverse stock split completed on March 8, 2002, our share price in Canada experienced an increase from $2.60 during our fiscal year ended November 30, 1997 to our historic high of $12.60 during our fiscal year ended November 30, 1998 and then a drop to our historic low of $1.35 during the third quarter of our fiscal year ended November 30, 2002. During the period from September 1, 2000 to December 31, 2000 alone, the price of our Common Shares ranged from a high of $9.00 to a low of $2.00 as we announced our successful completion of a licensing agreement with AstraZeneca AB in October 2000 and our unsuccessful Phase II clinical results of our Cough Program, one of our previous projects, in December 2000.

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     It is uncertain whether any products we develop will receive regulatory approval and changes in regulatory policy could cause potential delays in receiving approval

     The pre-clinical studies and clinical trials of any products developed by us and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities, in the United States principally by the Food and Drug Administration, in Canada by the Therapeutic Products Directorate and by other similar agencies in other countries. Any product developed by us, if any, must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country.

     Currently, in connection with our pre-clinical development activities for Kv1.5, our preparation for a Phase III clinical trial for RSD1235, our Phase II/III clinical trial for oxypurinol in the treatment of congestive heart failure, and if we proceed to submit a new drug application for oxypurinol in the treatment of gout, we are required to adhere to guidelines established by the Food and Drug Administration and the Therapeutic Products Directorate. These agencies and the regulatory process in general require us to conduct extensive pre-clinical studies and clinical trials of each of our product candidates in order to establish its safety and efficacy. These pre-clinical studies and clinical trials can take many years and require the expenditure of substantial resources.

     In addition to the risk of unfavorable results of our research, because the data obtained from our pre-clinical and clinical activities are susceptible to varying interpretations, our successful completion of the regulatory process is uncertain. We may encounter delays, have limits imposed on us or our product candidates or fail to obtain the regulatory approval or clearance required to commercialize our product candidates. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by us, if any, impose significant additional costs on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits. Accordingly, despite our expenditures and investment of time and effort, we may never receive any required regulatory approvals or clearances for any products developed by us.

     Regulatory approval, if granted, may entail limitations on the indicated uses for which a new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulation governing good manufacturing practices. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

     We are also subject to numerous federal, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with our discovery, research and development work. Although we have not yet been required to expend identifiable additional amounts to comply with these regulations, the extent of government regulations may change in a manner which could have an adverse effect on the discovery, development, production and marketing of our products, and we may be required to incur significant additional costs to comply with future laws or regulations.

     We have substantial competition in the pharmaceutical industry and with respect to products we are developing

     The pharmaceutical industry is very competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as we do. Because of the number of competitors we face, as well as resources available to certain of our competitors, there is a risk that one or more of our competitors may develop more effective or more affordable products than us, or may achieve earlier patent protection or product commercialization than us, or that such competitors will commercialize products that will render our product candidates obsolete, possibly before we are able to commercialize them.

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     Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of ours. Currently, these companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects. Once we develop a marketable product, in addition to the foregoing, we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others.

     There is extensive competition within our area of concentration, antiarrhythmic drugs, both from existing therapies and therapies under development. Our most significant competitors in this therapeutic area are well established, large pharmaceuticals companies that have significantly more financial resources than us. These competitors currently produce and market both generic and branded antiarrhythmic drugs. Examples of generic antiarrhythmic drugs include propafenone, atenolol, diltiazem and amiodarone. Examples of branded antiarrhythmic drugs include Tambocor (flecainide) produced by 3M Pharmaceuticals Co., Quinaglute (quinidine gluconate) and Betapace (sotalol) produced by Berlex Laboratories, Inc., and Tykosin (dofetilide) produced by Pfizer Inc. While side effects are a risk of all medication, those associated with existing antiarrhythmic drugs are especially hard to manage. These side effects include proarrhythmia, the more-frequent occurrence of pre-existing arrhythmias or the appearance of new arrhythmias as bad or worse than those being treated. We believe our atrial arrhythmia drug candidate will be able to compete with the aforementioned drugs on the basis of superior safety, however, our drugs are still in development. We need to conduct extensive additional pre-clinical studies and clinical trials to gain regulatory approvals for commercialization and face the risk that other promising drugs may be introduced to the market by our competitors ahead of us. Even if we are able to provide a safer antiarrhythmic drug relative to the aforementioned drugs and are successful in obtaining the required regulatory approvals for commercialization, we will face additional marketing risks such as competition on the basis of ease of use, adaptability to various modes of administration, acceptance by physicians, and coverage of our patent position relative to those of our competitors.

     The competition within the congestive heart failure therapeutic area is even more extensive compared to that within the antiarrhythmia therapeutic area. There are more congestive heart failure drugs available in the market and many of these drugs have side effects that are easier to manage, compared to those of antiarrhythmic drugs. Examples of generic drugs for conventional treatment of congestive heart failure include spironolactone and digoxin, and for supplemental treatment of congestive heart failure include enalapril, isosorbide and metoprolol. Examples of branded drugs for supplemental treatment of congestive heart failure include Capoten (captopril) produced by Bristol-Myers Squibb Company, Coreg (carvedilol) produced by GlaxoSmithKline PLC and Norvasc (amlodipine) produced by Pfizer Inc. Competition also comes from new emerging therapies using angiotensin II receptor blockers, such as valsartan for use in patients with congestive heart failure currently being studied by Novartis Pharmaceuticals Corporation, and calcium channel blockers. We believe we can compete with the aforementioned drugs by introducing a new therapeutic approach, xanthine oxidase inhibitors, which we believe have the ability to increase the contraction strength of the heart in patients with congestive heart failure without increasing the oxygen consumed by the heart to the extent caused by some of the current medication. However, our drug candidate, oxypurinol, is still in very early stages of development. Other companies with greater resources may introduce alternative drugs or new therapies much faster than us. Even if we are able to establish oxypurinol as a safer and more effective alternative to other drugs and are successful in obtaining the required regulatory approvals for commercialization, we still have to overcome significant marketing risks and challenges in order to achieve commercial success.

     We are dependent upon our key personnel, who are necessary for us to achieve our scientific and business objectives

     As a technology driven company, intellectual input from key management and scientists is critical to achieve our scientific and business objectives. Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our scientific or business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among biotechnology

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and pharmaceutical companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because we do not maintain "key person" life insurance on any of our officers, employees or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition and results of operations.

     We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategy. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.

     We have employment contracts of varying lengths with all of our key executives, which include an incentive provision for the granting of stock options which vest over time, designed to encourage the individual to stay with us. However, a declining stock price, whether as a result of disappointing progress in our development programs or as a result of market conditions generally, could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package.

     Our products will rely on licenses of proprietary technology owned by third parties

     The manufacture and sale of any products developed by us will involve the use of processes, products, or information, the rights of which are owned by third parties. Specifically, our rights to the use of oxypurinol arise from our licenses from JHU and ILEX. Our license from JHU is an exclusive worldwide license to certain patent applications. In addition to license fees already paid, our license from JHU requires us to make royalty payments on the net sales of any product we develop with the licensed technology. Our obligation to make such payments and the license itself terminate on April 17, 2021. Our license from ILEX is an exclusive worldwide sublicense under an exclusive license ILEX has obtained from Burroughs Wellcome Co; and The Wellcome Foundation Ltd. In addition to initial fees and option fees already paid, our license from ILEX requires us to pay other milestone payments and royalties based on net sales of products we develop from the licensed technology. The license terminates upon the expiration of ILEX’s obligation to pay royalties on its original license of the technology, determined on a country by country basis, at which time our license will convert into a fully-paid, non-exclusive royalty-free license or sublicense. Although we have obtained licenses or rights with regard to the use of certain of such processes, products, and information, because of the uncertainty regarding the length of time it may take for us to develop any marketable products with this technology, it is possible that such licenses or rights might be terminated or expire during critical periods. Furthermore, because we are at a very early stage of product development, we cannot determine if additional licenses or other rights may be required in order to produce a marketable product. If such additional licenses or other rights are crucial for marketing purposes, and we are not able to obtain them on favorable terms, or at all, the commercial value of our product will be significantly impaired. In addition to the foregoing, our license from the University of British Columbia requires royalty payments on the net sales of certain antiarrhythmia products, not including RSD1235 or products related to our Kv1.5 technology, we develop with the licensed technology. The license from the University of British Columbia terminates upon expiration of the last patent obtained under it, which is September 23, 2014. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. If we experience delays in developing our products and extensions are not granted on any or all of such licenses, our opportunity to realize the benefits of our efforts may be limited.

     We rely on proprietary technology, the protection of which can be unpredictable and costly

     Our success will depend in part upon our ability to obtain patent protection or patent licenses. We have licensed one patent, three patent applications and certain other rights relating to oxypurinol. The composition of matter patents for oxypurinol have expired. Our license from JHU provides for patent rights as they relate to the commercial use of xanthine oxidase inhibitors for cardiovascular disease via the sensitizing of muscle cells to calcium ions. However, at this point in time, it is not certain that this is the method of action of xanthine oxidase inhibitors. If it is not, the rights we have obtained may have limited value. In order to obtain additional patent protection surrounding oxypurinol, we will be required to file patent applications relating to novel processes for manufacturing, delivery, use, new formulations or other aspects of oxypurinol.

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     Currently, we have 42 patent applications and have licensed certain rights under an additional 18 patents relating to RSD1235, RSD1122 and the related family of compounds for antiarrhythmia and local anaesthesia applications. We have three patent applications relating to Kv1.5. In addition, we have 14 additional patent applications relating to areas we are no longer actively pursuing, excluding the 37 patent applications assigned to UCB Farchim S.A. (“UCB”) as a result of the sale of our anti-tussive program to UCB in September 2002.

     We intend to file, when appropriate, additional patent applications with respect to inventions. However, because the patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions, it is uncertain that any patents will be issued or that, if issued, they will be of commercial value. It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by us or the underlying technology. There is also a risk that any patents issued covering our products or any patents licensed to us may be successfully challenged or that our products might infringe the patents of third parties. If our products infringe the patents of others, we may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing, or selling our planned products. The scope and validity of patents which may be obtained by third parties, the extent to which we may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing which could reduce our income. If licenses cannot be obtained on an economical basis, delays in market introduction of our planned products could occur or introduction could be prevented, in some cases after the expenditure of substantial funds. If we defend or contest the validity of patents relating to our products or the products of a third party, we could incur substantial legal expenses with no assurance of success.

     In certain instances, we may elect not to seek patent protection but instead rely on the protection of our technology through confidentiality agreements. The value of our assets could also be reduced to the extent that other persons obtain patents, or confidential measures are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of our products which has obtained regulatory approval, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.

     Litigation may also be necessary to enforce patents issued or licensed to us or to determine the scope and validity of a third party's proprietary rights. We could incur substantial costs if we are required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits. Currently, we may not have the necessary resources to participate in or defend any such activities or litigation. Even if we did have the resources to vigorously pursue our interests in litigation, because of the complexity of the subject matter, it is impossible to predict at this point whether we would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from third parties or require us to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.

     The inability to manage our future growth could impair our operations and financial results

     Our future growth, if any, may cause a significant strain on our management, and our operational, financial and other resources. Our ability to manage our growth effectively will require us to implement and improve our operational, financial, manufacturing and management information systems and to expand, train, manage and motivate our employees. These demands may require the addition of management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in our operational, financial, manufacturing and management information systems could have a material adverse effect on our business, financial condition, and results of operations.

     In particular, the anticipated benefits of the acquisition of Cardiome, Inc. (formerly Paralex, Inc.) will not be achieved unless the acquisition is cost efficient. The combination of our business with Cardiome, Inc. required the integration of research and development and administrative operations. The transition to a combined company has required substantial attention from management, which has limited experience in integrating companies and managing the growth of the combined companies. Although Cardiome, Inc. has incurred only limited expenses prior to our acquisition of it, we expect to spend a significant amount of our resources on the development of oxypurinol.

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The diversion of management attention and any difficulties encountered in the transition process could have an adverse impact on our ability to successfully pursue the development of the drug candidates acquired by us. The risks associated with our absorption of expenses and ongoing cash requirements of Cardiome, Inc. will increase the pressure on us to achieve synergistic cost reductions as rapidly as possible and, if we are unable to do so, our financial position may be impaired.

     If we develop products with commercial potential, we have no experience in commercial manufacturing

     We have no experience manufacturing commercial quantities of products and do not currently have the resources to manufacture any products that we may develop. Accordingly, if we were able to develop any products with commercial potential, we would either be required to develop the facilities to manufacture independently or be dependent upon securing a contract manufacturer or entering into another arrangement with third parties to manufacture such products. If we are unable to develop such capabilities or enter into any such arrangement on favorable terms, we may be unable to compete effectively in the marketplace.

     We intend to continue to contract with our current vendors for the manufacture of oxypurinol and RSD1235. We may need to contract with additional manufacturers for the manufacture of oxypurinol or RSD1235. Because of the high degree of expertise necessary to produce chemical products, it is a time consuming process to arrange for an alternative manufacturer. We may not be able to identify and qualify any such manufacturers on a timely basis, which may cause significant delay in our development process. Even if we are able to identify and qualify an alternative manufacturer, we may not be able to obtain favorable terms on any manufacturing agreement we enter into with them. We have and will rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, pre-clinical trials, human clinical trials and product commercialization. It will be important to us that such products can be manufactured at a cost and in quantities necessary to make them commercially viable. At this point in time, we have not attempted to identify and do not know whether there will be any third party manufacturers which will be able to meet our needs with respect to timing, quantity and quality. If we are unable to contract for a sufficient supply of required products and substances on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our research and development, pre-clinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on our business, financial condition and results of operations.

     If we manufacture pharmaceutical products, the products will need to comply with good manufacturing practices in the U.S., Canada or other jurisdictions

     The manufacturer of our pharmaceutical products, if any, will be subject to current good manufacturing practices or similar regulations prescribed by the Food and Drug Administration in the United States, the Therapeutic Products Directorate in Canada and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. As we will be dependent on third parties, our ability to ensure that any entity manufacturing products on our behalf is able to comply with good manufacturing practices or satisfy certain regulatory inspections in connection with the manufacture of our proposed products will be limited. Failure or delay by any manufacturer of our products to comply with good manufacturing practices or similar regulations or satisfy regulatory inspections would have a material adverse effect on us.

     We do not have the marketing expertise needed for the commercialization of our products

     Although we do not have any foreseeable need to market products because we are in the development stage, we do not currently have the resources to market the products that we may develop. Marketing of new products presents greater risks than are posed by the continued marketing of proven products. Accordingly, if we are able to develop any products with commercial potential, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide the financial and other resources needed to market such products. Our ability to develop such a marketing capability or negotiate favorable terms in connection with any such joint venture, license or other arrangement is untested. Extensive licensing or joint venture agreements will also result in less income than if we marketed the products ourselves.

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     Our success is dependent upon our ability to enter into, and successfully manage, corporate collaborations with third parties in connection with services we will need for the development and commercialization of our products

     We currently have only one active corporate collaboration, which is our collaboration with UCB for a project we no longer own. However, the success of our business is largely dependent on our ability to enter into additional corporate collaborations regarding the development of, clinical testing of, seeking regulatory approval for, and commercialization of, our current product candidates. Although we are currently seeking corporate collaborators for our current projects, we may be unable to establish any such corporate collaborations on favorable terms, or at all. Even if we are successful in establishing such relationship, these collaborations may not result in the successful development of our product candidates or the generation of revenue.

     If we enter into corporate collaborations, our success will be highly reliant upon the performance of our future corporate collaborators. The amount and timing of resources to be devoted to activities by corporate collaborators are not within our direct control and, as a result, we will be unable to ensure that our future or existing corporate collaborators will commit sufficient resources to our research and development projects or the commercialization of our products. Our corporate collaborators, if any, might not perform their obligations as expected and might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Disputes may arise with respect to ownership of technology developed under any such corporate collaborations.

     Because the success of our business is largely dependent upon our ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from our management team and effective allocation of our resources. Because we are currently involved in only one collaboration, our ability to simultaneously manage a number of corporate collaborations is untested.

     The use of pharmaceutical products may expose us to product liability claims

     The products we will attempt to develop will, in most cases, undergo extensive clinical testing and will require Food and Drug Administration and Therapeutic Products Directorate approval prior to sale in the United States and Canada, respectively. However, despite all reasonable efforts to ensure safety, it is possible that we or our partners will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have side effects. The sale of such products may expose us to potential liability. Additionally, we may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although our shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us. In addition, any liability that we may have as a result of the manufacture of any products could have a material adverse effect on our financial condition, business and operations, to the extent insurance coverage for such liability is not available. At present, we have secured product liability coverage in an amount of (i) U.S.$5 million per incident and U.S.$5 million annual aggregate for each of the Phase II/III clinical trials for oxypurinol in the treatment of congestive heart failure and for the treatment of gout, (ii) U.S.$5 million per incident and U.S.$10 million annual aggregate for the Phase II clinical trials of RSD1235, and (iii) $2 million per incident and $8 million annual aggregate for the Phase I clinical trial of RSD1235 and Phase I and II clinical trials of CP1, a drug candidate for acute unproductive cough, one of our previous projects. Currently, we have no other product liability insurance. Obtaining insurance of all kinds has recently become increasingly more costly and difficult and, as a result, such insurance may not be available at all, may not be available on commercial terms or, if obtained, may be insufficient to satisfy asserted claims.

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     We are subject to the risks associated with the use of hazardous materials in research and development conducted by us

     Our research and development activities may involve the controlled use of hazardous materials and chemicals. Examples of hazardous materials and chemicals currently used in our facilities are acetopromazine, barium chloride and valproic acid. We are subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state, local and/or foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We have secured a commercial general liability policy with coverage of up to $2 million per occurrence. We have also secured a blanket property insurance policy to cover up to $8.35 million for costs related to accidental damage to our properties and interruption of our business. If we are required to institute additional safety procedures because we are found not to be in compliance or if more stringent or additional regulations are adopted, we may be required to incur significant costs to comply with environmental laws and regulations, which might have a material and adverse effect on our business, financial condition and results of operations.

     Our business may be materially adversely affected by the continuing efforts of governmental and third party payers to contain or reduce the costs of health care through various means

     In recent years, federal, state, provincial and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price-based reforms to the healthcare systems in the United States and Canada. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Further, in certain foreign markets the pricing or profitability of healthcare products is subject to government control and other measures have been prepared by legislators and government officials. While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our potential products. Significant changes in the healthcare system in the United States and Canada and abroad may have a substantial impact on the manner in which we conduct our business. Such changes also could have a material adverse effect on our ability to raise capital. Moreover, our ability to commercialize products may be adversely affected to the extent that such proposals have a material adverse effect on our business, financial condition and results of operations.

     In addition, in both the United States, Canada and elsewhere, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. If we succeed in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis. Finally, given the potential market constraints on pricing, the availability of competitive products in these markets may further limit our flexibility in pricing and in obtaining adequate reimbursement for our potential products. If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of our products, the market acceptance of our products would be adversely affected.

     We may face exposure to adverse movements in foreign currency exchange rates when our products are commercialized, if at all

     We intend to generate revenue and expenses internationally which are likely to be denominated in United States and other foreign currencies. Our intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, myriad regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in downward price pressure for our products in such jurisdictions or losses from currency exchange rate fluctuations. To date we have not generated sufficient revenues to warrant the necessity of hedging against risks associated with foreign exchange rate exposure. Although we may do so in the future, we cannot be sure that any hedging techniques we may implement will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

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AUDITORS, TRANSFER AGENT AND REGISTRARS

     The auditors of the Company are Ernst & Young LLP, Chartered Accountants, located at Suite 2300, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7.

     The Company's registrar and transfer agent for the Common Shares is Pacific Corporate Trust Company, located at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and Commerce Court West, Suite 1925, PO Box 56, Toronto, Ontario, M5L 1B9.

LEGAL MATTERS

     Certain legal matters in connection with this offering will be passed upon by Catalyst Corporate Finance Lawyers, counsel to the Company, and Fasken Martineau DuMoulin LLP, counsel to the Underwriters. As of the date hereof, the partners and associates of Catalyst Corporate Finance Lawyers, as a group, and the partners and associates of Fasken Martineau DuMoulin LLP, as a group, each own, directly or indirectly, less than 1% of the outstanding shares of Cardiome.

CONTRACTUAL RIGHT OF ACTION

     In the event that a holder of Special Warrants, who acquires Common Shares and Warrants upon the exercise of the Special Warrants as provided for in this short form prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this short form prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder's exercise of its Special Warrants but also of the private placement transaction pursuant to which the Special Warrants were initially acquired, and shall be entitled in connection with such rescission to a full refund from the Company of all consideration paid by the holder to the Company on the acquisition of the Special Warrants. In the event such holder is an assignee of the interest of the original Special Warrant subscriber, such assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if it were the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of Special Warrants under the applicable securities legislation in the holder's province of residence or otherwise at law.

PURCHASERS' STATUTORY RIGHTS

     Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several provinces, securities legislation further provides a purchaser with remedies for rescission, or in some provinces, damages where the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province.

     The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

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CERTIFICATE OF THE COMPANY

Dated: May 27, 2003

     This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Ontario and Quebec. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

"Robert W. Rieder" (signed)	"Douglas G. Janzen" (signed)

ROBERT W. RIEDER	DOUGLAS G. JANZEN
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"Mark C. Rogers" (signed)	"Kim Sun Oh" (signed)

MARK C. ROGERS	KIM SUN OH
Chairman and Director	Director

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CERTIFICATE OF THE UNDERWRITERS

Dated: May 27, 2003

     To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Ontario and Quebec. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

YORKTON SECURITIES INC.

By:     "Marilia Costa" (signed)

	SPROTT SECURITIES INC.		TD SECURITIES INC.

By:	"Jeff Kennedy" (signed)	By:	"Margaret Hyde" (signed)

FIRST ASSOCIATES INVESTMENTS INC.

By:     "Patrick S. Leung" (signed)

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